2005

RELATÓRIO ANUAL   ANNUAL REPORT



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APRESENTAÇÃO

A Contax apresenta a seus acionistas, clientes e outros públicos estratégicos seu primeiro Relatório Anual. A publicação representa para a Companhia uma oportunidade de contar a trajetória de sucesso que a levou a conquistar a liderança do mercado brasileiro de contact center em apenas cinco anos de existência.

Trata-se de uma história de crescimento rápido e consistente, construída a partir de uma forte vocação para servir e para desenvolver soluções ajustadas às necessidades dos clientes com o reconhecimento de que seu pessoal é a peça-chave para a obtenção de bons resultados. Outros capítulos detalham tópicos como: missão e valores, produtos, estrutura, estratégia, política de relacionamento com o mercado e o desempenho econômico-financeiro de 2005.

OVERVIEW

Contax is proud to present its shareholders, clients , strategic stakeholders and markets in general with its first Annual Report. This gives us an opportunity to share our success story – a story of rapid and consistent growth, founded on the development of tailor-made solutions to meet clients' needs that led to the leadership of the Brazilian contact center market after a mere five years of operations.

We should add that all this would have been impossible without the efforts of our fully dedicated workforce, which were, and are, the key to our success. Topics covered include mission and values, products, structure, strategy, market relations policy and 2005 financial performance.

DESTAQUES 2005

2005 HIGHLIGHTS

- » Primeira empresa do setor de contact center a ter ações listadas na Bovespa e ADRs no mercado de balcão norte-americano.
- » Empresa líder do mercado em seu segmento, em termos de receita.
- » Maior empresa geradora de empregos desde 2000.
- » Quinto maior empregador do país em 2005.

- » First company in contact center industry listed in the Bovespa and to have over-the-counter ADRs traded in the United States.
- » Largest Contact Center Company in Brazil in terms of revenues.
- » Largest employment generator since 2000.
- » Fith largest Brazilian employer in 2005.

49.554 colaboradores

49,554 employees



R$ 1.045 milhões de receita líquida (crescimento de 60% em 2005)

net revenues of 1,045 million (60% growth in 2005)



R$ 159 milhões de EBITDA e Margem EBITDA de 15,2%
(crescimento de 200% em 2005)

EBITDA of R$ 159 million and EBITDA margin of 15.2%
(200% growth in 2005)



22.481 posições de atendimento

22,481 workstations



R$ 229 milhões de posição de caixa

cash position amounts to R$229 million



ÍNDICE

CONTENTS

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01. MENSAGEM DO PRESIDENTE


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É com grande satisfação que a Contax apresenta seu primeiro Relatório Anual. Dois mil e cinco foi um ano marcante para a Companhia: tivemos um crescimento significativo e alcançamos a liderança em receita no mercado brasileiro de *contact center*. Também inauguramos nossa participação nos mercados de capitais do Brasil e dos Estados Unidos. A Contax tornou-se, assim, a primeira companhia do setor a lançar ações na Bolsa de Valores de São Paulo, a Bovespa.

O ingresso no mercado de capitais foi um capítulo importante na história da Contax. Depois de uma profunda análise junto ao Conselho de Administração, com o objetivo de agregar valor para todos os acionistas, aprovou-se a cisão da controladora, a Tele Norte Leste, em novembro de 2004. Em seguida, a Contax apressou-se em cumprir todos os requisitos dos mercados brasileiro e americano. Finalmente, em agosto do ano passado, começaram a ser negociadas ações na Bovespa e ADRs nos Estados Unidos. A Companhia ganhou mais transparência e independência e os papéis foram bem recebidos pelos investidores, que demonstraram acreditar nos fundamentos da Contax.

Com apenas seis anos de existência, a Contax é um caso de sucesso. Desde que entrou em operação, em 2000, foi a empresa de *contact*

01. MESSAGE FROM THE CEO

We are very pleased to present Contax's first Annual Report. Two thousand and five was a remarkable year for the company: we experienced a substantial growth and achieved the leading position in terms of revenues in the Brazilian contact center market. We also began our participation in the Brazilian and US capital markets. As a result, Contax became the first company in the industry to issue and trade shares on the São Paulo Stock Exchange, Bovespa.

The entry into the capital markets is an important chapter in the history of Contax. After an in-depth analysis, aimed at adding value to all shareholders, the Board of Directors approved the spin-off of the controlling company, Tele Norte Leste, in November 2004. Following that, Contax fulfilled all requirements of the Brazilian and US markets. Finally, in August of last year, our shares began to be traded on Bovespa and our ADRs in the United States. The company gained in transparency and independence, and its securities were well-received by investors, demonstrating their belief in Contax's fundamentals.

center que mais cresceu no Brasil. Em 2005, a receita líquida da Companhia aumentou 60%, passando de R$ 1 bilhão. O lucro líquido superou R$ 80 milhões, evoluindo bastante em relação ao prejuízo de R$ 17 milhões verificado em 2004. O Ebitda (lucro operacional antes de juros, impostos, depreciação e amortização) gerado pela operação em 2005 alcançou R$ 159 milhões, bem superior aos R$ 53 milhões do ano anterior. A Companhia não possui endividamento e detém uma posição de caixa bastante favorável, o que a permite continuar investindo em nosso mercado e conquistar novos clientes.

Nada disso seria possível sem a confiança de nossos clientes, com os quais estabelecemos uma estreita parceria. É a partir de suas demandas que a Contax desenvolve soluções eficazes e inovadoras, a custos competitivos. Hoje, nossa Companhia atende a sete dos dez maiores bancos brasileiros, três das maiores distribuidoras de energia elétrica e quatro das maiores redes de comércio varejista. Sem falar nos três maiores provedores de internet e nas maiores empresas brasileiras de telecomunicações, cartões de benefícios, TV a cabo, seguros, processamento de cartões de crédito e na maior estatal de serviços públicos.

A Contax é, na essência, uma prestadora de serviços. E uma empresa assim deve estar permanentemente preocupada em otimizar processos, motivar, treinar. Enfim, criar um clima organizacional em que cada funcionário tenha método, disciplina e comprometimento para atender às necessidades dos clientes e também estabelecer um ambiente que estimule a criatividade, a inovação e a busca contínua de melhoria.

Qualidade é a nossa obsessão. E a Companhia não descuida um minuto sequer desse objetivo. No ano passado, nossa área de Recursos Humanos investiu R$ 15 milhões para treinar e

motivar os funcionários. É um exército de 50 mil pessoas, em 22 mil posições de atendimento, que trabalha com metas orientadas para servir bem aos clientes.

A Contax atravessa o seu melhor momento. Mas, como todo líder de mercado, não pode descansar. Se 2005 foi o ano de consolidação, 2006 será o de mudanças. Nossa meta, agora, é alcançar a liderança em execução, com produtos diferenciados, para sermos definitivamente reconhecidos como a melhor empresa do setor. Queremos investir mais no desenvolvimento de soluções inteligentes e sofisticadas para nossos clientes.

A área Comercial será reforçada e ganhará a Divisão de Produtos, atuando de forma integrada à área de Operações. Esperamos um crescimento expressivo em serviços de cobrança, em conseqüência da expansão das carteiras de empréstimo das instituições financeiras. A ampliação da base de clientes das administradoras de cartões de crédito e das empresas de telefonia móvel e TV por assinatura também aponta para um aumento da demanda por nossos serviços.

Em 2006, vamos evoluir em importantes aspectos de Governança Corporativa. Uma das propostas será a formação de um novo Conselho de Administração, com representantes dos minoritários, e a implantação de um Conselho Fiscal, visando a alinhar cada vez mais as diretrizes da Empresa aos interesses de acionistas, investidores e clientes.

Por ora, queremos agradecer aos clientes e investidores, que acreditam no trabalho que desenvolvemos. E fazer uma reverência especial aos nossos colaboradores, que a cada minuto fazem da Contax uma empresa melhor. É a nossa certeza de manter a liderança conquistada em 2005.

James Meaney

After only six years in the market, Contax is already a success story. Since it began its operations, in the year 2000, it has been the contact center company with the most significant growth rate in Brazil. In 2005, its net revenues increased by 60%, amounting to over R$1 billion. Net income exceeded R$80 million, a substantial improvement in relation to the R$17 million loss in 2004. Ebitda (earnings before interest, taxes, depreciation and amortization) generated by the operation in 2005 totaled R$159 million, a substantial increase as compared to R$53 million in the previous year. The Company has no debt and holds a highly positive cash position, which enables it to continue investing in our market and acquiring new customers.

None of this would be possible without the trust of our customers, with whom we have a close partnership. Contax develops effective and innovative solutions, at competitive costs, based on their demand. Currently our company works for seven of Brazil's ten largest banks, three of the country's biggest energy distributors and four of its largest retail chains, not to mention the three biggest ISPs and the largest Brazilian telecoms, benefits cards, cable TV, insurance, and credit card processing companies, as well as Brazil's largest state-owned utility.

Contax is basically a service provider. And as such it must be permanently concerned with optimizing procedures, and motivating and training its employees. In short, it must promote an organizational climate that fosters method, discipline and commitment among employees to meet the customers' needs, in addition to providing an environment that promotes creativity, innovation and the constant pursuit of improvements.

Quality is our obsession. And we never lose sight of it. Not ever. Last year, our Human Resources area invested R$15 million in training and motivating employees. We have an army of 50,000 people working for us, in 22,000 workstations, whose primary goals are to provide customers with good services.

Contax is enjoying its most prosperous period. However, such as any market leader, it cannot rest. If 2005 was the year of consolidation, 2006 will be the year of changes. Now our goal is to achieve the leadership in execution, with differentiated products, to be definitely recognized as the best company in the industry. We want to invest more in the development of intelligent and sophisticated solutions for our customers.

The Commercial area will be strengthened and will include the Products Division, working integrated with the Operations area. We expect a substantial growth in debt collection services, as a result of the expansion of the loan portfolio of financial institutions. The development of the customer base of credit card, mobile telephone and pay-TV companies also points to an increase in the demand for our services.

In 2006, we will improve in important aspects of our Corporate Governance. One of the proposals will be the formation of a new Board of Directors, with representatives of the minority shareholders, and the introduction of a Fiscal Council, aimed at increasingly aligning the company's guidelines to the interests of shareholders, investors and customers.

We would like to thank our customers and investors, who always believed in our work. And we also would like to pay a special compliment to our employees, who are fully committed to make Contax a better company. They are our guarantee that we will keep the leading position we achieved in 2005.

James Meaney

02.

MERCADO DE CAPITAIS, GOVERNANÇA CORPORATIVA E GESTÃO DE RISCOS

INTRODUÇÃO

A Contax obteve em 2005 seu registro na Bolsa de Valores de São Paulo – Bovespa – e na Security & Exchange Comission – SEC –, passando a ter suas ações negociadas a partir de 29 de agosto. Dessa data até a do último pregão do ano, em 29 de dezembro, seu valor de mercado cresceu 102,1%, o que demonstrou o interesse dos investidores no potencial da Empresa e a avaliação positiva de seus fundamentos. Nesse mesmo momento foi criada a área de Relações com Investidores, sendo um importante veículo de comunicação entre a Empresa e o mercado.

Ciente da importância da criação de um excelente relacionamento com seus acionistas atuais e potenciais, a Companhia zela em oferecer o máximo de informações de que o investidor necessita através de seu Departamento de Relações com Investidores, mantendo-se permanentemente disponível para diálogo. A Companhia preza a transparência na sua interação com o mercado de capitais e com investidores em geral. Para auxiliar o processo de comunicação, a Companhia também dispõe de um website que é atualizado periodicamente com informações financeiras, societárias e operacionais.

ESTRUTURA SOCIETÁRIA

A Contax Participações S.A. é uma companhia aberta que tem como objeto social a participação em outras sociedades comerciais e civis, como sócia, acionista ou cotista, no país ou no exterior. A Companhia possui como única subsidiária (integral), a empresa de *contact center* TNL Contax.

Em 29 de dezembro de 2004 a empresa, até então controlada pela Tele Norte Leste Participações (TNL Participações), tornou-se independente. Na mesma data, a cisão da Contax Participações foi aprovada em Assembléia Geral da Tele Norte Leste Participações e com isso houve a transformação da Contax em companhia aberta no Brasil e no mercado americano. Esses acontecimentos consolidaram o processo de amadurecimento e independência da Companhia.

02. CAPITAL MARKETS, CORPORATE GOVERNANCE AND RISK MANAGEMENT

INTRODUCTION

In 2005, Contax obtained its registration at the São Paulo Stock Exchange (Bovespa) and at the Securities & Exchange Commission (SEC), and its shares began to be traded as from August 29. From that date up to the last trading session of the year, on December 29, its market value increased 102.1%, a convincing proof of the interest of investors in the potential of the Company and the positive evaluation of its fundamentals. At that same moment, Contax created its Investor Relations area, which is an important communications channel between the Company and the market.

The Company is fully aware of the importance of creating an excellent relationship with its current and potential shareholders. As a result, it strives to offer investors with as much information as possible through its Investor Relations Department, and is always open to dialogue with them. The Company values the transparency in its interaction with the capital markets and with investors in general. In order to assist the communications process, the Company also has a website that is periodically updated with financial, corporate and operational information.

CORPORATE STRUCTURE

Contax Participações S.A. is a publicly-held company whose corporate purpose is to participate in other commercial and civil companies, as a partner or shareholder, whether in Brazil or abroad. Its sole wholly-owned subsidiary is TNL Contax, a contact center company.

On December 29, 2004, the Company, which up to then was controlled by Tele Norte Leste Participações ("TNL Participações"), became independent. On the same date, the spin-off of Contax Participações was approved by the Annual Meeting of Shareholders of Tele Norte Leste Participações and, as a result, Contax became a publicly-held company in Brazil and in the US market. These events consolidated the Company's maturing and independence process.


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ANTES DO SPIN-OFF*

BEFORE SPIN-OFF*



* Controle Acionário em 31 de março de 2005
** Inclui a participação de subsidiária integral
   da Tele Norte Leste Participações (TNL)

* Shareholders' composition as of March 31, 2005
** Includes participation of Tele Norte Leste Participações (TNL)
   in wholly-owned company

DEPOIS DO SPIN-OFF*

AFTER SPIN-OFF*



* Controle Acionário em 31 de dezembro de 2005
** Inclui a participação de subsidiária integral
   da Tele Norte Leste Participações (TNL)

* Shareholders' composition as of December 31, 2005
** Includes participation of Tele Norte Leste Participações
   (TNL) in wholly-owned company

COMPOSIÇÃO ACIONÁRIA

A Contax Participações possui ações ordinárias e preferenciais em circulação. Apenas as ordinárias dão direitos plenos de voto. Os detentores de ações preferenciais votam apenas em determinadas matérias, porém possuem preferência no pagamento de dividendos.

O capital social é de R$ 223,87 milhões, representado por 382.121.717 ações, sendo 127.373.917 ações ordinárias e 254.747.800 ações preferenciais.

A tabela abaixo apresenta os acionistas detentores de 5% ou mais de ações ordinárias:

CONSELHO DE ADMINISTRAÇÃO

A Contax é administrada por um Conselho de Administração e uma Diretoria. Em conformidade com a lei e seu estatuto social, os membros do Conselho de Administração são eleitos pelos acionistas da Companhia.

Atualmente, o Conselho de Administração é composto por sete membros, sendo sete suplentes, eleitos a cada três anos. O órgão, composto por profissionais renomados e líderes de negócio, é o principal agente no processo decisório da Empresa, além de estabelecer as diretrizes estratégicas e acompanhar a execução das políticas adotadas.

Suas reuniões acontecem de três em três meses ou, extraordinariamente, quando um dos conselheiros faz uma convocação.

OWNERSHIP BREAKDOWN

Contax Participações has common and preferred shares outstanding. Only the common shares have full voting rights. The holders of preferred shares vote only in certain matters, however they enjoy preference in the payment of dividends.

The capital stock amounts to R$223.87 million, represented by 382,121,717 shares, of which 127,373,917 are common and 254,747,800 are preferred shares.

The table below presents the shareholders holding 5% or more of the common shares:

BOARD OF DIRECTORS

Contax is managed by a Board of Directors and an Executive Board. In compliance with the law and its by-laws, the members of the Board of Directors are elected by the Company's shareholders.

Currently, the Board of Directors consists of seven members, with seven alternates, elected every three years. The body, comprised by renowned experts and business leaders, is the main agent in the Company's decision-making process, in addition to setting forth the strategic guidelines and monitoring the compliance with the policies adopted.

Its meetings take place every three months or, if required, whenever one of the directors calls a meeting.

ACIONISTAS Shareholders'	Nº DE AÇÕES ORDINÁRIAS DETIDAS Nº of common shares Held	% DE AÇÕES ORDINÁRIAS EM CIRCULAÇÃO % of total floating common shares
Telemar Participações S.A.	68.504.197	53,8
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI	6.754.850	5,3





Carlos Francisco Ribeiro Jereissati

Presidente

Nascido em 21 de junho de 1946, é formado em Economia pela Universidade Mackenzie de São Paulo. É Diretor Presidente do Grupo Jereissati (La Fonte/Iguatemi) e membro do Conselho Consultivo do SECOVI (Sindicato das Empresas de Compra, Venda, Locação e Administração de Imóveis Residenciais e Comerciais em São Paulo). Também atua como membro do Conselho de Administração da Tele Norte Leste Participações S.A. desde agosto de 1998, atualmente ocupando a presidência do referido colegiado. É, também, Diretor Executivo e Conselheiro da Telemar Participações S.A. desde novembro de 1998.

Carlos Medeiros Silva Neto

Conselheiro

Nascido em 3 de fevereiro de 1973, formou-se em Administração de Empresas pela New York University, com Pós-Graduação pela Harvard Business School. É sócio da GP Investimentos, onde ingressou em 1998, e membro do Conselho de Administração da GP Investments Ltd., Telemar Participações S.A., Tele Norte Leste Participações S.A. e Gafisa S.A. Foi membro do Conselho de Administração da Lupatech S.A., iG Ltd. e da Pegasus Telecom S.A. Anteriormente atuou na Salomon Brothers Inc. em Nova York, no grupo de fusões e aquisições para a América Latina.

Carlos Francisco Ribeiro Jereissati
Chairman

Born on June 21, 1946, Mr. Jereissati holds a degree in Economics from Mackenzie University-São Paulo. Mr. Jereissati is Chief Executive Officer of the Jereissati Group (La Fonte/Iguatemi) and member of the Consulting Board of SECOVI (Association of the Real Estate Brokerage Companies of São Paulo). He has also been a member of the Board of Tele Norte Leste Participações S.A. since August 1998. Currently he is the Chairman of this Board of Directors and also the Chief Executive Officer and Chairman of the Board of Telemar Participações, since November 1998.

Carlos Medeiros Silva Neto
Director

Born on February 3, 1973, Mr. Medeiros holds a bachelor's degree in Business Administration from New York University, and completed the TGPM Program at Harvard Business School. He is a partner of GP Investimentos, which he joined in 1998, and is a member of the Board of Directors of GP Investments Ltd., Telemar Participações S.A., Tele Norte Leste Participações S.A. e Gafisa S.A.. Previously, Mr. Silva Neto was a member of the Board of Directors of Lupatech S.A., iG Ltd. and of Pegasus Telecom S.A. and also held a position in the merging and acquisitions department for Latin America at Salomon Brothers Inc. in New York.

Em dezembro de 2004, a Contax deixou de ser controlada pela Tele Norte Leste Participações, tornando-se uma companhia independente. A cisão entre as duas empresas abriu caminho para a abertura de capital da Contax e início das negociações de suas ações na Bovespa e no mercado de capitais norte-americano.

In December 2004 Contax became independent from Tele Norte Leste Participações. The spin off paved the way for Contax's IPO (Initial Public Offering) and the trading of its shares on the Bovespa and the U.S. stock markets.

Otávio Marques de Azevedo
Conselheiro

Nascido em 31 de maio de 1951, é formado em engenharia elétrica pela PUC-MG. É presidente da AG Telecom, empresa integrante do grupo de controle da Telemar Participações S.A. e Diretor do Instituto Telemar. Exerceu o cargo de Presidente do Conselho Consultivo da Anatel entre fevereiro de 2001 e fevereiro de 2002, tendo sido eleito Conselheiro em março de 1999. Ocupou o cargo de Diretor da Telemar Participações S.A. no período de agosto de 1998 até fevereiro de 1999 e a Vice-Presidência executiva da Tele Norte Leste Participações S.A. de agosto de 1998 até fevereiro de 1999, atuando como presidente em exercício. Neste mesmo período foi presidente dos Conselhos de Administração das 16 empresas operadoras de telefonia fixa controladas pela Tele Norte Leste Participações S.A. É também, atualmente, membro dos Conselhos de Administração da Telemar Participações S.A. e da Tele Norte Leste Participações S.A.

Maurício Borges Lemos
Conselheiro

Nascido em 15 de abril de 1951, é formado em Ciências Econômicas pela Universidade Federal de Minas Gerais, possui mestrado em Economia pelo Instituto de Filosofia e Ciências Humanas da Universidade de Estadual de Campinas e doutorado em Economia pelo Instituto de Economia da mesma universidade. Desde 1991, é professor titular da Faculdade de Ciências Econômicas da Universidade Federal de Minas

Gerais (Face/UFMG). Assumiu o cargo de Diretor do BNDES em 2003, com atuação voltada para o atendimento à Área Industrial, depois de ter sido secretário municipal de Governo, Planejamento e Coordenação Geral da Prefeitura de Belo Horizonte em 2002. Anteriormente, na mesma Prefeitura, ele já havia desempenhado as funções de secretário municipal de Coordenação de Política Social (2001 a 2002) e secretário municipal de Planejamento (1993 a 2000). Atuou nos Conselhos de Administração das empresas do grupo Telemar de março de 2003 a março 2006. Atualmente acumula os cargos de Diretor Financeiro, Administrativo e de Operações Indiretas do BNDES.

Ronaldo Iabrudi dos Santos Pereira
Conselheiro

Nascido em 14 de maio de 1955, é formado em Psicologia pela PUC-MG, com mestrado em Administração de Mudanças e Formação de Adultos pela Universidade de Paris-Dauphine, pela qual também recebeu o doutorado em Mudança Organizacional. Trabalhou no Grupo Gerdau durante treze anos, como membro do Comitê Executivo, e na Ferrovia Centro-Atlântica, da qual foi nomeado Diretor-Presidente em outubro de 1997. Posteriormente ingressou na Tele Norte Leste Participações S.A., como Diretor-Superintendente da Região Norte. Assumiu a Vice-Presidência de Operações em dezembro de 2001, e, posteriormente, atuou como Diretor-Presidente até junho de 2006.

Otávio Marques de Azevedo
Director

Born on May 31, 1951, Mr. Azevedo holds a B.Sc. in Electrical Engineering from Pontifícia Universidade Católica– Minas Gerais. He is the Chief Executive Officer of AG Telecom, one of the controlling companies of Telemar Participações S.A. and Director of Telemar Institute. He held the position of Chairman of ANATEL's Consultation Board from February 2001 to February 2002 and has been a Member of this Board since 1999. He served as Director of Telemar Participações S.A. from August 1998 until February 1999 and Vice-Chief Executive Officer of Tele Norte Leste Participações S.A. from August 1998 until February 1999, working as alternate CEO. In the same period he was Chairman of the Board of Directors of the 16 fixed telecom companies controlled by Tele Norte Leste Participações S.A. He is also a member of the Board of Directors of Telemar Participações S.A. and Tele Norte Leste Participações S.A.

Maurício Borges Lemos
Director

Mr. Lemos was born on April, 15, 1951 and holds a B.A. in Economics from UFMG. He received his M.Sc. and Ph.D. in Economics from the State University of Campinas. Since 1999, he has been a Professor of Economics at Universidade Federal de Minas Gerais (Face/UFMG). In 2003, he joined BNDES as the officer in charge of the Industrial Area, after serving as Secretary of Government of the Municipality of Belo Horizonte in 2002, State of Minas Gerais, where he also held other positions, such as Municipal Secretary (Social Policy Coordinator, from 2001 to 2002, and Planning, from 1993 to 2000). Mr. Lemos was a Member of the Board of Directors of Telemar Companies from March 2003 to March 2006 and he currently works at BNDES as Chief Financial Officer, and Indirect Operations Officer.

Ronaldo Iabrudi dos Santos Pereira
Director

Mr. Iabrudi dos Santos Pereira was born on May, 14, 1955 and has a B.A. in Psychology from the Catholic University of Minas Gerais and a master degree in Change Management and Adults Formation from the Université de Paris – Dauphine where he also received a Ph.D. in Organizational Change. He was a member of the Executive Committee of the Gerdau Group for 13 years, and was also CEO of the Centro-Atlantic Railway on October 1997. After that, he joined Tele Norte Leste Participações S.A. as the Officer for the North Region. In December 2001, Mr. Iabrudi became Operations Vice-President and afterwards reached the position of CEO up to June, 2006.

Luiz Eduardo Falco Pires Corrêa

Conselheiro

Nascido em 13 de agosto de 1960, é formado em Engenharia Aeronáutica pelo Instituto Tecnológico da Aeronáutica – ITA e participou de cursos de educação permanente em marketing e finanças na Fundação Getúlio Vargas. Atualmente, ocupa o cargo de Diretor-Presidente da Tele Norte Leste Participações S.A., tendo anteriormente ocupado os cargos de Diretor-Superintendente da Tele Norte Leste Participações S.A. e Diretor-Presidente da TNL PCS S.A. – Oi. Anteriormente, trabalhou na Transportes Aéreos Marilia – TAM, onde exerceu diversos cargos, tais como Gerente de Produção, Diretor de Tecnologia e Vice-Presidente de Marketing e Vendas.

Eloir Cogliatti

Conselheiro (licenciado)

Nascido em 30 de novembro de 1955, é formado em Ciências Econômicas pela Universidade Católica de Petrópolis (RJ), em 1980, e pós-graduado na Fundação Getúlio Vargas EPG MBA Management – Formação de Gerentes e Diretores. Atua como Diretor de Negócios da Empresa Cobra Tecnologia e é funcionário de carreira do Banco do Brasil, tendo exercido as funções de Gerente das mesas de operações financeiras GEROF/ADJOP, Gerente Executivo de Mercado de Capitais, Superintendente Executivo de Mercado de Capitais e Diretor de Mercado de Capitais e Investimentos. Foi membro do Conselho de Administração da Sociedade Operadora de Mercado de Ativos – SOMA de 1º/11/1999 a 31/12/2000,

membro do Conselho Fiscal da Pronor Petroquímica S.A., de 30/04/1999 a 28/04/2000 e ocupou a Presidência do Conselho de Administração da empresa Kepler Weber S.A. de 2000 a 2001. Foi membro dos Conselhos de Administração da Tele Norte Leste Participações S.A., de TNL PCS S.A. (Oi) e de Telemar Participações S.A. de abril de 2001 a junho de 2005. Exerceu o cargo de Conselheiro de Administração da Guaraniana Participações de abril de 2002 a abril de 2003 e suplente no Conselho de Administração da Coelba – Cia. de Eletricidade do Estado da Bahia de abril de 2002 a abril de 2003.

Composição (8/3/2006)

Carlos Francisco Ribeiro Jereissati

Presidente

Carlos Medeiros Silva Neto

Conselheiro

Otávio Marques de Azevedo

Conselheiro

Maurício Borges Lemos

Conselheiro

Ronaldo Iabrudi dos Santos Pereira

Conselheiro

Luiz Eduardo Falco Pires Corrêa

Conselheiro

Eloir Cogliatti

Conselheiro (licenciado)

Luiz Eduardo Falco Pires Corrêa
Director
Mr. Falco Pires Corrêa was born on August, 13, 1960 and holds a B.Sc. in Aeronautical Engineering from Instituto Tecnológico da Aeronáutica – ITA and has taken continuing education courses in marketing and finance at Fundação Getúlio Vargas in São Paulo. He is currently TNL's CEO. Today he serves as Superintendent Officer of Tele Norte Participações S.A. and CEO of TNL PCS S.A. – Oi. Prior to that he worked at Transportes Aéreos Marília – TAM, where he held various positions, such as Production Manager, IT Officer, Sales and Marketing Vice President.

Eloir Cogliatti
Director (commissioned)
Mr. Cogliatti was born on November 30, 1955 and holds a B.A in Economics from Universidade Católica de Petrópolis - RJ and an MBA from Fundação Getúlio Vargas – Rio de Janeiro. He serves as a Business Officer for COBRA TECNOLOGIA and held different positions at Banco do Brasil, such as Financial Operations Desk Manager, Capital Markets Executive Manager, Capital Markets Superintendent and Investments and Capital Markets Officer. He also served as a Board member of Sociedade Operadora de Mercado de Ativos – SOMA between 11/1/1999 to 12/31/2000, as a member of the Fiscal Council of PRONOR Petroquímica S.A. from 04/30/1999 to 04/28/2004, as Chairman of the Board of Kepler Weber S.A. from 2000 to 2001. He was a member of TNL S.A., Telemar Participações' and Oi's Board of Directors from April 2001 to June 2005. He also served as a Board member of Guaraniana Participações from April 2002 to April 2003, and alternate board member of COELBA – Cia. de Eletricidade do Estado da Bahia from April 2002 to April 2003.

Members of The Board of Directors (03/08/2006)
Carlos Francisco Ribeiro Jereissati
Chairman
Carlos Medeiros Silva Neto
Director
Otávio Marques de Azevedo
Director
Maurício Borges Lemos
Director
Ronaldo Iabrudi dos Santos Pereira
Director
Luiz Eduardo Falco Pires Corrêa
Director
Eloir Cogliatti
Director (commissioned)

DIRETORIA

O estatuto social estabelece que a Diretoria seja composta de um Diretor-Presidente, um Diretor de Finanças e até três outros Diretores. Os diretores deverão ser eleitos pelo Conselho de Administração para um prazo de gestão de três anos, mas podem ser destituídos do cargo a qualquer momento.

Composição (31/12/2005)

Francis James Leahy Meaney
Diretor-Presidente (CEO)

Michel Neves Sarkis
Diretor Financeiro (CFO) / Diretor de Relações com Investidores

Humberto Aparecido Bortoletto
Diretor de Operações

José Luis Cardoso Albano
Diretor de Operações

POLÍTICA DE DIVIDENDOS

Os detentores de ações preferenciais da Contax têm direito a um dividendo não-cumulativo igual a 6% do resultado da divisão do capital social subscrito pelo valor total das ações ou a 3% do valor patrimonial de cada ação – o que for maior entre eles. A distribuição se dá até o limite dos lucros e reservas disponíveis.

Havendo lucro adicional passível de distribuição, a Companhia está obrigada a distribuir a todos os acionistas um valor igual a, no mínimo, 25% do lucro líquido ajustado, determinado de acordo com a Lei das Sociedades por Ações.

Em 2005, foram distribuídos dividendos de R$ 1,359 milhão relativos ao exercício findo em 31 de dezembro de 2004, conforme aprovado na Assembléia Geral Ordinária – AGO de abril de 2005.

CÓDIGO DE ÉTICA

Em março de 2005, o Conselho de Administração aprovou um código de ética que normatiza a conduta para a divulgação e o uso de informações da Companhia, bem como para a negociação de valores mobiliários de sua emissão. O código explicita a preocupação da Contax em manter uma relação transparente com seus acionistas.

EXECUTIVE OFFICERS

Contax by-laws provide that the Board of Executive Officers shall consist of one President (CEO), one Chief Financial Officer (CFO), and up to three other officers. The Executive Officers are to be elected by the Board of Directors for a term of three years and may be removed from office at any time.

As of December, 2005
Francis James Leahy Meaney
President (Chief Executive Officer)
Michel Neves Sarkis
Chief Financial Officer / Investor Relations Officer
Humberto Aparecido Bortoletto
Officer
José Luis Cardoso Albano
Officer

DIVIDEND POLICY

The holders of Contax's preferred shares are entitled to a non-cumulative dividend equal to 6% of the result of the division of the subscribed capital stock by the total value of the shares or to 3% of the book value of each share – whichever is higher. The distribution is up to the limit of the available profits and reserves.

Should additional profits be available for distribution, the Company is required to distribute to all of its shareholders an amount equal to at least 25% of the adjusted net income, calculated in accordance with the Brazilian Corporation Law.

In 2005, the Company distributed dividends totaling R$1.359 million for the year ended on December 31, 2004, as approved by the Annual Shareholders' Meeting of April 2005.

CODE OF ETHICS

In March 2005, the Board of Directors approved a code of ethics that governs the conduct for disclosing and using information on the Company, as well as for trading securities of its issue. The code expressly shows Contax's concern in maintaining a transparent relation with its shareholders.




Esse documento é do reconhecimento de todos os gestores da Companhia e demonstra um alinhamento com a legislação do mercado de capitais, bem como com as boas práticas de governança corporativa.

GESTÃO DE RISCOS

Em dezembro de 2005, a Contax deu início à adequação de seus processos internos visando a atender às exigências da lei americana Sarbanes-Oxley, aprovada em 2002 e aplicável a todas as companhias que detêm títulos listados no mercado norte-americano.

A primeira etapa desse processo, conduzido com ajuda da empresa PricewaterhouseCoopers, foi o mapeamento dos processos críticos da Empresa, bem como a identificação dos *gaps* de controle da Companhia em todas as áreas – faturamento, suprimentos, contabilidade, pagamentos, jurídico, tecnologia da informação, entre outras.

A Companhia continua a se preparar para as exigências adicionais da Lei Sarbanes-Oxley no tocante a controles internos para estar apta a cumprir tais exigências quando estas entrarem em vigor. Para tanto, em 2006 a Empresa tem, entre outras metas:

» Reforçar as equipes interna e externa de auditoria e gestão de riscos, com a criação da área de auditoria interna na Companhia.

» Finalizar o mapeamento dos *gaps* de controle; solucionar todos os problemas identificados, realizar testes internos e externos relativos à adequação da Companhia à Lei Sarbanes-Oxley.

Com a negociação das ações na Bolsa de Valores, a Contax iniciou uma nova fase no âmbito do atendimento das melhores práticas de mercado e, no futuro, a Empresa se compromete a evoluir no cumprimento de tais práticas.

Em 2006, a Empresa pretende constituir um novo Conselho de Administração, em que parte de seus membros serão representantes dos acionistas minoritários. Além disso, planeja instalar um Conselho Fiscal, com a responsabilidade de monitorar as atividades da administração, analisar as demonstrações financeiras e relatar suas constatações aos acionistas.

All of the Company's managers are fully aware of this document, which demonstrates Contax's support to the legislation regulating the capital markets, in addition to the good practices of corporate governance.

RISK MANAGEMENT

In December 2005, Contax began to adjust its internal procedures for compliance with the requirements of the Sarbanes-Oxley Act, approved in 2002 and applicable to all companies with securities listed in the US market.

The first stage of this process, carried out with the assistance of PricewaterhouseCoopers, was the mapping of the Company's critical procedures, as well as the identification of its controlling gaps in all areas, including billings, supplies, accounting, payments, legal and information technology.

The Company continues to prepare for the additional requirements of the Sarbanes-Oxley Act, in relation to internal controls, in order to be ready to fulfill such requirements when these come into force. To do so, in 2006 the Company's goals include:

» Strengthening the internal and external audit and risk management teams, with the creation of an internal audit area in the Company.

» Completion of the mapping of the controlling gaps; solving all identified issues, performing internal and external tests related to the Company's compliance with the Sarbanes-Oxley Act.

By trading its shares on the Stock Exchange, Contax initiated a new phase within the sphere of compliance with the best practices in the market and, in the future, the Company is committed to make progress in the fulfillment of such practices.

In 2006, the Company intends to elect a new Board of Directors, in which part of its members will be representatives of the minority shareholders. In addition, we plan to appoint a Fiscal Council, responsible for monitoring the activities of management, analyzing the financial statements and reporting its findings to the shareholders.




03.

A Contax iniciou suas atividades no fim de 2000, quando a oferta de serviços terceirizados de *contact center* já despontava como uma boa oportunidade de negócio no Brasil. O primeiro cliente da Companhia foi uma empresa de telefonia fixa, que em 1998 assumiu como concessionária a operação das empresas de telefonia fixa de 16 estados brasileiros, a partir do programa de privatização do Governo Federal.

Ao transferir para uma empresa especializada todas as suas operações de *contact center*, a companhia de telefonia fixa esperava melhorar o atendimento prestado a seus clientes, atingir as metas de qualidade estabelecidas pela Agência Nacional de Telecomunicações (Anatel) e, ao mesmo tempo, reduzir custos.

No segundo semestre de 2001, após estruturar seus produtos e sua área comercial, a Contax começou a prospectar novos clientes. Logo, passou a atender a importantes empresas nos ramos de varejo, provedor de internet e serviços financeiros. No mesmo ano, outro marco foi o lançamento da nova marca da companhia. Foi quando a Contax ganhou a identidade visual que tem hoje.

O faturamento líquido da Companhia, que em 2000 fora de R$ 897 mil, saltou para R$ 150,6 milhões no ano seguinte. Seu número de funcionários cresceu de 1.120 para 11.924. Em 2002, tiveram início as atividades da Contax em São Paulo, a partir da conquista de um importante cliente do setor de serviços financeiros. Também foram construídos sites (como são chamadas suas unidades operacionais) em Belo Horizonte e Niterói. Outro destaque foi o início da operação de uma importante companhia de telefonia móvel, lançada naquele ano.

Dois mil e três foi o ano da implantação do modelo de gestão que sistematizou a transformação das metas da Companhia em resultados. Desde então, esse modelo é a ferramenta usada para implementar a estratégia da Empresa, assegurando a geração contínua de resultados. No próprio ano de 2003, as metas da Companhia foram desdobradas para todos os gestores até o nível de coordenação e, no ano seguinte, até o nível de supervisão (Leia mais sobre o modelo de gestão no capítulo Estratégia).

03. HISTORY

Contax began its activities at the end of the year 2000, when the offer of outsourced contact center services was already being perceived as a good business opportunity in Brazil. The Company's first customer was a fixed-line telephone company, which in 1998 became the fixed-line concessionaire in 16 Brazilian states, after the Federal Government privatization program.

By transferring all of its contact center operations to a specialized company, the fixed-line telephone company expected to improve the service provided to its customers, to achieve the quality targets set forth by the Brazilian National Telecoms Agency (Agência Nacional of Telecomunicações, Anatel) and, at the same time, to reduce costs.

In the second half of 2001, after structuring its products and its Commercial area, Contax began to prospect customers. Presently major companies in the retail, ISP and financial services industries became its customers. In the same year, the Company launched its new brand, which has been Contax's visual identity ever since.

The Company's net sales, which amounted to R$897 thousand in the year 2000, surged to R$150.6 million in the following year. The number of the Company's employees increased from 1,120 to 11,924. In 2002, Contax started its activities in São Paulo, after the acquiring an important customer in the financial services industry. The Company also built sites (as its operational units are called) in Belo Horizonte and Niterói. Another highlight was the beginning of our operation for an important mobile telephone company that entered the market that year.

In 2003, the management model that systematized the transformation of the Company's goals in results was implemented. Since then, this model has been the tool used to implement the Company's strategy, ensuring the continuous generation of results. Still in 2003, the Company's goals were disseminated to all managers up to the coordination level and, in the following year, up to the supervision level (See the Strategy chapter for more on the management model).

Em 2004, a Contax fechou com uma empresa processadora de cartões de crédito o maior contrato de terceirização da história do mercado de *contact center* até então. A Companhia assumiu a totalidade das cotas da Inovação, subsidiária da empresa processadora de cartões de crédito para a prestação de serviços de *contact center*, responsável por 2.031 posições de atendimento para clientes voltados para serviços financeiros, entre outros.

Para atender melhor a empresa processadora de cartões de crédito, foram construídos três novos sites, localizados na Bahia, São Paulo e Rio de Janeiro. No fim do ano, a Contax pela primeira vez figurou no ranking das 500 maiores e melhores empresas do Brasil, realizado pela revista *Exame*. Na listagem, a Companhia apareceu como a 423ª maior do país em vendas e a sétima maior empregadora, com 37.926 funcionários.

Em 2005, após cinco anos liderando o crescimento na indústria, e com a conquista de 38 clientes com papel de destaque em seus segmentos de atuação no Brasil, a Contax tornou-se líder de mercado. Em dezembro, a Companhia possuía 49.554 empregados e operava 22.481 estações de trabalho em sete estados e no Distrito Federal. Sua receita líquida ultrapassou a marca de R$ 1 bilhão.

No mesmo ano, a Contax voltou a ser incluída na *Exame Maiores e Melhores*, dessa vez em quatro diferentes categorias. Passou para 278ª colocada entre as maiores em vendas, ocupou a sexta posição entre as que mais cresceram no país, passou à quinta maior empregadora, ficou em 17º lugar entre as empresas que mais pagaram salários. Além disso, tornou-se a segunda maior Companhia de Serviços Corporativos do Brasil, segundo a revista *100 Maiores de Serviços Corporativos* da IDG (International Data Group).

In 2004, Contax entered into what was then the largest outsourcing agreement in the history of the contact center industry. The agreement was entered into with a credit card processing company. Contax acquired all shares in Inovação, a company specializing in the provision of contact center services and a subsidiary of the credit card processing company, being responsible for 2,031 workstations for customers in the financial services industry, among others.

To better assist the credit card processing company, three new sites were built, located in the states of Bahia, São Paulo and Rio de Janeiro. At year end, for the first time Contax was included in the ranking of Brazil's 500 Largest and Best companies, prepared by the magazine Exame. The Company was Brazil's 423rd largest corporation in sales and the seventh biggest employer, with 37,926 employees.

In 2005, after five years leading the growth in the industry, and with the acquisition of 38 relevant customers in their segments in Brazil, Contax became the market leader. In December, the Company had 49,554 employees and operated 22,481 workstations in seven states and in the Federal District. Its net revenues were in excess of R$1 billion.

In the same year, Contax was once again included in the Exame Largest and Best list, this time in four different categories. It became the 278th largest company in terms of sales, it was ranked sixth among the companies that had the highest growth rate in Brazil, it became the fifth largest employer, and ranked 17th among the companies paying the highest salaries. In addition, it became Brazil's second largest Corporate Services Company, according to the magazine "100 Biggest in Corporate Services" published by IDG (International Data Group).

LINHA DO TEMPO

TIME LINE

2000

Fundação e início das operações de nosso primeiro cliente em nosso site em Salvador.

Incorporation and beginning of operations of our first client in Salvador´s site.

2001

Lançamento da nova marca.

Quatro grandes implementações em nosso primeiro cliente que envolveram migrações de 8 mil pessoas em cinco estados.

Início da prospecção de clientes fora do setor de telefonia.

Launch of new brand.

Four great migrations in our first client involving 8,000 people in five states.

Customer prospecting begins outside the telephone industry.

2002

Início das atividades em São Paulo com um grande cliente do setor financeiro.

Início da operação de um importante cliente operadora de telefonia móvel, apoiando o lançamento dessa empresa no mercado.

Construção de sites em Belo Horizonte e Niterói.

Implantação do modelo de gestão.

Beginning of its activities in São Paulo with a customer from the financial industry.

Beginning of the operation for a important mobile telephone operator, supporting its introduction in the market.

Construction of sites in Belo Horizonte and Niterói.

Introduction of the management model.

Consolidação da Contax como empresa independente, a partir do spin-off com a Tele Norte Leste Participações.

Abertura de Capital – BOVESPA.

Registro na SEC.

Montado novo site em Minas Gerais.

Conquista dos prêmios ABT, Abend, IDG e Exame.

Receita líquida ultrapassa R$ 1 bilhão e a Companhia alcança liderança do mercado de *contact center* no Brasil.

Companhia volta ao ranking 500 Maiores e Melhores da Exame, agora como 278ª empresa em receita líquida.

O foco passa a ser o atendimento a empresas com grande volume de clientes e operações complexas.

Fechamento de um dos maiores contratos de venda e atendimento de TV por assinatura com uma empresa de TV a cabo.

Ampliação dos sites Ceará, Minas Gerais, Niterói e São Paulo.

Incorporação da Contax pela Tnext.

Conquista de uma empresa processadora de cartões de crédito, um dos maiores contratos de terceirização da história do mercado de *contact center*.

Construção dos sites Antártica (SP), Passeio (RJ) e Comércio (BA).

A Companhia figura pela primeira vez no ranking das 500 Maiores e Melhores empresas do Brasil, da revista *Exame*.

2003 2004 2005

The focus shifted to services for companies with great volume of customers and complex operations.

Contax enters into one of the largest pay-TV services and sales agreements ever with a cable TV company.

Expansion of the sites in Ceará, Minas Gerais, Niterói and São Paulo.

Incorporation of Contax by Tnext.

Acquired a credit card processing company as client in one of the largest outsourcing agreements in the history of the contact center industry.

Construction of the sites of Antártica (SP), Passeio (RJ) and Comércio (BA).

For the first time, the Company is ranked among Brazil's 500 Largest and Best companies of the magazine Exame.

Consolidation of Contax as an independent company, as from the spin-off of Tele Norte Leste Participações.

Contax goes public – BOVESPA.

Registration at the SEC.

A new site is built in Minas Gerais.

Contax receives the ABT, Abend, IDG and Exame awards.

Net revenues in excess of R$1 billion, and the Company becomes the leading player in Brazil's contact center industry.

The Company returns to the 500 Largest and Best ranking of the magazine Exame, now as the 278th company in net revenues.

Em apenas cinco anos de operações, a Contax tornou-se líder do mercado brasileiro de *contact center*, **com receita líquida superior a R$ 1 bilhão, quase 50 mil colaboradores e mais de 22 mil estações de trabalho. A Empresa já é a segunda maior prestadora de serviços corporativos do país.**

In only 5 years of operations, Contax became the leading Brazilian contact center, with net revenue in excess of R$1 billion, almost 50,000 employees and more than 22,000 workstations. The Company is already the country's second largest corporate service provider.





04.

**Crescimento anual de receita líquida
no mercado brasileiro _ R$ mil
Annual Net Revenues Growth
In the Brazilian Market _ R$ thousand**



				1.244
			790	390
		701	234	
405		198		854
143	245		556	
262	72	503		
	173			

Crescimento Growth 2000-2001	Crescimento Growth 2001-2002	Crescimento Growth 2002-2003	Crescimento Growth 2003-2004	Crescimento Growth 2004-2005
35%	**26%**	**30%**	**29%**	**32%**

PARTICIPAÇÃO CONTAX
CONTAX SHARE

Nos últimos cinco anos, o mercado de *contact center* apresentou um crescimento médio de 29% a.a. e a Contax capturou aproximadamente 31% desse crescimento.

Em 2005, num ambiente de mercado ainda considerado fragmentado, a Contax apresentou um crescimento de 5 mil PAs e de R$ 390 milhões na receita, alcançando a liderança de mercado em número de posições de atendimento e faturamento.

Estratégia Contax

Com a evolução do estágio de amadurecimento do mercado de *contact center* e por estar vivenciando uma nova fase do seu ciclo de vida, a Contax em 2005 fez uma revisão geral em sua estratégia.

04. STRATEGY

In the last five years, the contact center industry presented an average growth of 29% per annum and Contax was responsible for 31% of such growth.

In 2005, in a still fragmented environment, Contax increased the number of workstations by 5 thousand and Revenues by R$390 million, reaching market leadership in number of workstations and revenues.

Contax Strategy

As the contact center industry has matured, and because the Company achieved a new level in its lifecycle, in 2005, Contax undertook a full revision of its strategy.





Com intuito de tornar sustentável a liderança conquistada, a Companhia optou por uma estratégia que chamou de "LIDERANÇA EM EXECUÇÃO", com objetivo de desenvolver um modelo de negócios com foco contínuo em INOVAÇÃO e em programas que proporcionem EXCELÊNCIA nos serviços prestados a seus clientes, enfatizando a diferenciação da oferta de serviços.

A estratégia definida baseia-se, principalmente, em dois pilares:

» Aprimoramento dos produtos

» Desenvolvimento das áreas de apoio e do modelo operacional.

Aprimoramento dos Produtos:

» Busca da excelência na execução dos três principais produtos da Empresa:

» Atendimento ao Consumidor (SAC) – Apoiar nosso contratante na busca da satisfação de seu cliente e na busca da redução de seu custo total de atendimento através de capacidade analítica para identificar as oportunidades de melhoria e criatividade para implementar soluções diferenciadas.

» Recuperação de Crédito – Replicar e aperfeiçoar o modelo desenvolvido, oferecendo soluções de performance diferenciada para todas as faixas de atraso, agregando soluções inteligentes que auxiliem no enriquecimento e qualificação das bases de devedores e melhorem a eficiência na utilização integrada de diversos canais.

» Telemarketing – Desenvolver um modelo com performance diferenciada em vendas. Assim como em Recuperação de Crédito, nosso foco será em soluções inteligentes que auxiliem no enriquecimento e qualificação do mailing e melhorem a eficiência na utilização dos recursos disponíveis.

In order to sustain its leadership position, the Company adopted a strategy called "LEADERSHIP IN EXECUTION", which aims at developing a business model with continuous focus on INOVATION and programs that allows EXCELENCE in services to clients, emphasizing the offer of distinguished services.

The new strategy was based on two pillars:
» the refinement of our product offerings.
» the development of our support areas and operational model.

Product Development:
» Delivering excellence with regard to three main product classes:
» Customer Service – Support our client by raising its customer's satisfaction and providing lower total cost by means of an analytic capacity of identifying opportunities and improving creativity to implement differentiated solutions.
» Debt collection – To replicate and improve Contax successful model, by offering differentiated performance solutions to all delinquency levels, adding intelligent solutions that helps on improving the delinquency database and the integrated efficiency of all channels.
» Telemarketing – To develop a distinguished sales performance model. In the same trend of Debt Collection, Contax focus will be on intelligent solutions that support enriching and enhancing the mailing as well as to improve efficiency of available resources.





Desenvolvimento das áreas de apoio e do modelo operacional:

» Recursos humanos – Contribuir para a transformação da Empresa, através da formação de uma equipe altamente qualificada e capacitada para realizar o melhor atendimento, permitindo à Contax manter um de seus principais diferenciais competitivos: a excelência no contato com os clientes.

Para que esta relação permaneça em níveis elevados, a Contax deve investir ainda mais na seleção, treinamento e capacitação de seus colaboradores, bem como intensificar esforços na motivação de sua equipe, fortalecendo assim a identificação com a marca Contax.

» Modelo operacional – Melhorar continuamente o modelo operacional, focando no aprimoramento contínuo do nosso modelo de gestão e na identificação e acompanhamento diário dos principais indicadores de cada operação.

» Sistemas de TI – Sustentar a vantagem competitiva alcançada e a diferenciação de seus serviços através da utilização de sistemas avançados de TI e consolidação de importantes parcerias com os principais provedores de tecnologia, visto que infra-estrutura e tecnologia são elementos fundamentais para a prestação de serviços com qualidade superior e conquista de novos clientes.

» Modelo comercial – Ampliar a abrangência de clientes e serviços através da recente renovação da força de vendas e da criação da gerência de produtos. Novas ofertas de produtos estão sendo desenvolvidas para segmentos específicos, buscando fortalecer a parceria de negócio com os clientes. A Contax procura continuamente identificar novos clientes-chave, ampliando seu escopo de atuação.

Developing supporting areas and operational model:

» Human resources – To contribute to the Company's transformation, by forming a high qualified and capable team in order to have the best customer service, allowing Contax to maintain one of its main competitive drivers: excellence in customer services.

In order to maintain this driver at high levels, Contax should invest more and more in personnel selection and training, as well as intensifing efforts in team motivation that will therefore provide higher identification with the Contax brand.

» Operating model – To continuously improve operating model, focusing on consistently enhancing our business model, identifying and following the main indicators of each operation on a daily basis.

» IT Systems – Sustain Contax competitive advantage and the differentiation of its services by using advanced IT systems and consolidating important partnerships with the main technology providers, since infrastructure and technology are key elements to providing superior service quality and to acquiring new clients.

» Commercial model – To increase the number of clients and services through the recent renovation of sales force and the creation of the product management department. New products are being developed for specific industries seeking to establish business partnerships with our clients. Contax continuously seeks to identify new key-clients, broadening its business scope.

De 2000 a 2005, a Contax capturou quase um terço de todo o crescimento do mercado brasileiro de *contact center*. Sua estratégia passa a estar direcionada a alcançar a liderança em execução de serviços.

Contax absorbed almost a third of all Brazilian contact center growth between 2000 and 2005. Its current strategy is to become the leading corporate service provider.



32%
foi o crescimento
da receita líquida em 2005.

Net revenue increased
32% in 2005.

MODELO DE GESTÃO

O Modelo de Gestão da Contax tem como principal objetivo **transformar a Estratégia** em realizações efetivas.

A partir das diretrizes gerais traçadas no planejamento estratégico, a área de gestão desdobra metas específicas para todos os gestores – da diretoria até o nível de supervisão, viabilizando a transformação das metas da Companhia em resultados.

O SIG – Sistema de Informação Gerencial permite que todas as áreas gestoras acompanhem seu desempenho passo-a-passo, ajustando procedimentos sempre que necessário. Essa possibilidade de correção de desvios é um grande diferencial do modelo de gestão da Contax. O desempenho dos operadores é acompanhado pelo sistema Atitude, que mede indicadores de qualidade, produtividade e desempenho.

O método do sistema de gestão adotado pela Contax é o PDCA (da sigla em inglês para plan, de planejar; do, de fazer; check, de checar; e action, colocar em ação), em que o planejamento de ações, disciplina para cumpri-las com competência e padronização das ações bem-sucedidas são considerados conceitos-chave para suceder nas operações que a área de gestão procura disseminar.

A geração de parâmetros claros e voltados ao sucesso da operação facilita a comunicação entre níveis hierárquicos e torna tangíveis valores subjetivos como "qualidade no atendimento" e "satisfação do consumidor final" – dois pilares que diferenciam a atuação da Contax no mercado.

Em reuniões mensais com seus superiores, os gestores que se distanciam de suas metas precisam informar que medidas estão tomando para melhorar. Já o desempenho dos operadores é acompanhado por meio do referido sistema Atitude, que mede os indicadores customizados para cada operação. A partir das notas que recebem, os operadores podem se ver num ranking geral de classificação de desempenho, que é o parâmetro principal para definição de premiações e promoções.

MANAGEMENT MODEL

Contax Management Model has as main objective to **transform its Strategy** into effective achievements.

From the main guidelines provided by the strategic planning department, management sets goals to all managers – from Officers to Supervisors, and therefore makes it possible to tranlate the Company's goals into results.

The SIG (Management Information System) allows all management areas to track their performance step-by-step, adjusting procedures whenever necessary. It is this ability to correct faults that differentiates Contax's management model. Operators' activities are monitored by the Attitude system, which measures quality, productivity and performance indicators.

Contax's management area employs the PDCA methodology (Plan, Check, Do and Act), where the careful planning of actions, their disciplined and competent execution and the standardization of the most successful ones are considered key factors in operational success.

The creation of clear success-generating parameters facilitates communications between hierarchical levels and ensures that such subjective concepts as "quality service" and "consumer satisfaction" – two pillars which make Contax stand out from its competitors – are rendered concrete.

In monthly meetings with their superiors, managers who fall below target are required to detail the measures they are taking to improve the situation, while the operators' performance is monitored by the above-mentioned Attitude system, which measures indicators that are customized for each operation. The marks they receive form the basis for their overall performance rankings, which in turn serves as the main criterion for awards and promotions.



PLANEJAMENTO ESTRATÉGICO
STRATEGIC PLANNING

ORÇAMENTO BUDGET

ACOMPANHAMENTO MONITORING

Identificar e compartilhar as diretrizes
Identify and share the guidelines

TOP MANAGEMENT
Top Management

Dimencionar as demandas
Measure the demands

Planejar os investimentos
Plan the investments

Elaborar orçamento/metas de receita, custo, investimento e qualidade
Prepare revenues, cost, investment and quality budget/goals

GESTORES/DONOS PACOTES
package managers/owners

Desdobrar as diretrizes e orçamento em PAs e ICs por unidades e pacotes e Roll out Planej. Estratégico
Develop the guidelines and budget in terms of Action Plan (AP) and Control Items (CIs) by units and packages, and roll out the Strategic Planning

GESTORES/DONOS PACOTE/EQUIPE GESTÃO
Managers/package owners/management staff

Presidente
CEO

Diretor Officer   Diretor Officer   Diretor Officer

Gerente Manager   Gerente Manager   Gerente Manager

Coord. Coord.   Coord. Coord.   Coord. Coord.

Sup. Sup.   Sup. Sup.   Sup. Sup.

Acompanhar Projetos Estratégicos PMO
Monitor Strategic PMO Projects

Acompanhar PAs, ICs e metas individuais. Relatório de Anomalia
Monitor APs, CIs and individual goals. Anomaly Report

GESTORES, EQUIPE GESTÃO
Managers, management staff

Avaliação de desempenho
Performance evaluation

EQUIPES
Teams

Participação nos resultados
Profit-sharing scheme

GESTORES
Managers

| PLANEJAMENTO ANUAL Annual planning | CONTRATAÇÃO ANUAL Annual hiring | AVALIAÇÃO MENSAL Monthly evaluation | BALANÇO DE CONSEQÜÊNCIA ANUAL Annual consequence balance |

PAs: plano de ação
ICs: itens de controle (índice numérico para medir alcance da meta)
Roll out do Planejamento Estratégico: Planejamento de práticas oriundas da estratégia da Companhia.
PMO: do inglês Project Management Office: Padrão para acompanhar as práticas definidas no Roll Out, o que auxilia a antecipar desvios e adiantar decisões.
APs: action plan
CIs: control items (figure for measuring the achievement of goals)
Roll out of the Strategic Planning: planning of practices arising from the Company's strategy.
Project Management Office (PMO): standard adopted to monitor the practices defined in the Roll Out, which helps to prepare for deviations and anticipate related decisions.

OFERTA DE SERVIÇOS E SOLUÇÕES

A Contax estruturou sua oferta de modo a atender às necessidades de seus contratantes ao longo de todas as etapas do ciclo de vida de seus clientes.

Aquisição

A Contax investe constantemente em diferentes áreas com o objetivo de transformar o público propenso a compra em consumidores dos produtos e serviços dos seus clientes.

Os investimentos abrangem os principais pilares de uma operação de Aquisição de Clientes tais como: pessoas, ferramentas de discagem e informação, modelo de gestão da operação e gestão do mailing. O resultado de todos estes

CICLO DE VIDA DOS CLIENTES VERSUS OFERTAS CONTAX
CUSTOMERS' LIFE CYCLE VERSUS CONTAX'S OFFERS



Aquisição
Acquisition
» Pesquisa de mercado
» Market research
» Ativação
» Activation
» Agendamento para vendedores
» Scheduling for salespeople
» Televendas Blended
» Blended Telesales
» Televendas Receptivo
» Inbound Telesales
» Televendas Ativo
» Outbound Telesales
Atendimento
Service
» Atendimento ao cliente
» Customer service
» Help desk / Suporte técnico
» Help desk / Technical support
» Despacho / Apoio a Campo
» Dispatching / Field support
» Web Call Center
» Web Call Center
» Atualização de banco de dados / cadastral
» Database / register updating
» BackOffice
» BackOffice
» Pesquisa de satisfação de clientes
» Customer satisfaction survey
Expansão de Relacionamento
Relationship Expansion
» Cross Sell
» Cross Selling
» CRM
» CRM
» Up Sell
» Up Selling
Recuperação de Crédito
Credit Recovery
» Campanhas
» Campaigns
» Cobrança Ativa
» Outbound Debt Collection
» Cobrança Receptiva
» Inbound Debt Collection
» Cobrança Blended
» Blended Debt Collection
» Atualização de checagem cadastral / crédito
» Credit / customer data verification updating
Manutenção do Cliente na Base
Maintenance of the Customer in the Base
» Retenção
» Retention
» Reversão
» Reversal

esforços é uma solução eficiente para a aquisição de novos consumidores e rentabilização da carteira, dando enfoque às características específicas de cada cliente e seu mercado-alvo.

As principais ofertas do produto de Vendas são a melhor forma de tangibilizar as soluções de aquisição que a Contax oferece atualmente:

» Pesquisa de Mercado – Ferramenta importante para o auxílio na tomada de decisão sobre marketing e comunicação, este produto da Contax permite que os seus clientes realizem sondagens e testes de aceitação junto aos seus consumidores para avaliar suas marcas, seus produtos e serviços através de contato telefônico.

» Ativação – Outra oferta da Contax é através de ações de acompanhamento e reforço das principais qualidades e benefícios dos produtos e serviços do portfólio dos seus clientes com o objetivo de início ou retomada do consumo junto aos consumidores.

» Agendamento para vendedores – Com a possibilidade de ser integrado à equipe de venda dos nossos clientes, realizando abordagem inicial, pré-venda e agendamento de visitas, este produto da Contax permite que as equipes de vendedores dos seus clientes finalizem o processo in loco, ganhando produtividade.

» Televendas Blended – Produto desenvolvido para centrais de vendas ativas e receptivas cujo principal objetivo é permitir que parte dos vendedores receptivos possa assumir uma postura pró-ativa de contato à medida que o volume de ligações diminua, e vice-versa, no caso de eventuais picos de demanda. Com isso a Contax, utilizando-se de sistemas de vendas modernos, oferece uma solução otimizada para os seus clientes.

SERVICES AND SOLUTIONS OFFER

Contax structured its offer in such a way as to meet the needs of its contracting customers during all stages of the life cycle of their end customers.

Acquisition

Contax constantly invests in different areas in order to turn potential buyers into actual consumers of the products and services of its customers.

The investments include the main initiatives of a Customer Acquisition operation, such as: people, dialing and information tools, management model of the operation and mailing management. The result of all these efforts is an efficient solution for the acquisition of consumers and for the profitability of the portfolio, emphasizing the specific characteristics of each customer and their target market.

The best way of leveraging the acquisition solutions currently offered by Contax is through its main sales product offers:

» Market Research – An important tool to assist in the decision-making process related to marketing and communication issues, this Contax product enables its customers to carry out surveys and acceptance tests with their consumers to evaluate its brands, products and services through telephone interviews.

» Activation – Another Contax offer is made through monitoring and strengthening initiatives of the main qualities and benefits of the products and services of its customers' portfolio, aimed at beginning or resuming consumption among consumers.

» Schedule for Salespeople – This Contax's product can be integrated into our customers' sales team, carrying out the initial approach, pre-sales and scheduling of visits, allowing the sales teams of its customers to finalize the process on site, therefore boosting productivity.

» Blended Telesales – This product was developed for outbound and inbound sales centers whose main goal is to allow part of the inbound salespeople to adopt a proactive contact attitude as the volume of calls decreases, and vice-versa, in the event of occasional demand peaks. As a result, Contax offers an optimized solution for its customers based on modern sales systems.





» Televendas Receptivo – Produto complementar a uma estratégia de marketing de geração de demanda, auxilia os clientes da Contax em suas ações de aquisição de novos consumidores para os seus produtos e serviços através da veiculação do número da central de vendas em suas peças publicitárias e anúncios. A Contax utiliza a sua expertise para dimensionar as suas centrais de vendas de acordo com as expectativas conjuntas de retorno das campanhas de marketing, procurando maximizar os resultados.

» Televendas Ativo – Produto utilizado pelos clientes Contax para, através de um contato pró-ativo da operação, ampliar e rentabilizar a carteira de consumidores dos seus produtos e serviços. Em um modelo de parceria, o desenho da estratégia de aquisição dos consumidores é executado pela Contax com a utilização de ferramentas modernas e desenvolvidas para aumentar constantemente a produtividade dos vendedores.

Atendimento

A Contax entende o atendimento como o grande "momento da verdade" entre empresa e seu cliente final. Para isso, coloca à disposição de seus contratantes uma série de soluções para atender, entender e encantar o cliente de nossos clientes seja qual for o tipo de solicitação (questões técnicas, de serviços ou financeiras) ou o canal de comunicação (telefone, web, carta ou fax). Ao mesmo tempo, a Contax procura aumentar o escopo da sua parceria com seus contratantes, avançando na sua cadeia de valor, assumindo funções como o despacho e apoio a campo.

Entre as principais soluções oferecidas, podemos destacar:

» Atendimento ao Cliente – O Serviço de Atendimento ao Cliente (SAC) tem como objetivo ser o ponto principal (se não único) de contato dos clientes com as empresas, com solicitações das mais diversas naturezas. A Contax é capaz de integrar a central aos processos de atendimento do contratante da forma mais transparente possível, levando o cliente a se sentir atendido diretamente pela própria Empresa, sem intermediários.

» Help Desk/Suporte Técnico – Profissionais com capacitação técnica adequada, ferramentas de apoio e gestão de indicadores afins fazem a Contax conseguir cada vez mais maiores índices de resolução remota, reduzindo o tempo de solução e a necessidade de visitas, levando ao aumento da satisfação dos clientes finais e a menores custos na cadeia.

» Despacho/Apoio a Campo – Atuando na outra ponta do atendimento técnico, a Contax oferece apoio online para os profissionais que estão em campo atendendo pessoalmente as solicitações de serviços e reparos dos clientes finais que não puderam ser atendidas remotamente, garantindo a integridade do cadastro e dos procedimentos.

» BackOffice – As solicitações que não podem ser resolvidas com o cliente na linha por falta de alçada ou por demandarem pesquisa mais detalhada são resolvidas pelo BackOffice. Este é composto de profissionais com conhecimento mais profundo das principais questões da Empresa, que, através de ferramentas de controle de fluxo e controle de produtividade, garantem que a solução seja dada da forma mais rápida e precisa possível. O BackOffice está preparado para atender também solicitações que cheguem por outros canais de atendimento que não o telefônico, tais como correspondência, fax e e-mail.

» Inbound Telesales – This product complements the marketing strategy for demand generation, assisting Contax's customers in their initiatives to acquire consumers for their products and services through the transmission of the sales center telephone number in its ads and commercials. Contax uses its expertise to measure its sales centers in accordance with the conjoint return expectation of the marketing campaigns, aimed at maximizing the results.

» Outbound Telesales – This product is used by Contax's customers to – through a proactive contact – increase and make profitable the portfolio of consumers for their products and services. In a partnership model, the design of the consumer acquisition strategy is carried out by Contax with the use of modern tools developed to constantly increase the productivity of the salespeople.

Service

Contax believes that service is the very "moment of truth" between a company and its end customer. In order to do that, it provides its contracting customers with a series of solutions to serve, understand and delight the customers' end customer, regardless of the type of request (technical, services or financial issues) or the communications channel (telephone, web, letter or fax). At the same time, Contax attempts to increase the comprehensiveness of its partnerships with its contracting customers, capturing a greater share of their value chain, taking over functions, such as dispatching and field support.

Among the main solutions offered, we may highlight the following:

» Customer Service – The Customer Service Department (CSD) is intended to be the main (if not the only) point of contact between end customers and companies, fulfilling requests of the most diverse nature. Contax is capable of integrating the center into the contracting customers' customer service procedures as transparently as possible, making the end customers feel they are being directly served by the company itself, without intermediaries.

» Help Desk/Technical Support – Experts with the appropriate technical training, support tools and management of similar indicators make Contax increasingly achieve higher remote resolution rates, reducing the time to solve issues and the need of visits, thus leading to increased satisfaction among end customers and lower costs in the chain.

» Dispatching/Field Support – Operating on another end of the technical assistance environment, Contax offers online support for the experts who are in the field, personally meeting the requests for services and repairs from the end customers that could not be met remotely, thus ensuring the integrity of customer data and procedures.

» BackOffice – As solicitações que não podem ser resolvidas com o cliente na linha por falta de alçada ou por demandarem pesquisa mais detalhada são resolvidas pelo BackOffice. Este é composto de profissionais com conhecimento mais profundo das principais questões da empresa, que através de ferramentas de controle de fluxo e controle de produtividade, garantem que a solução seja dada da forma mais rápida e precisa possível. O BackOffice está preparado para atender também solicitações que cheguem por outros canais de atendimento que não o telefônico, tais como Correspondência, Fax e E-mail.

» **Pesquisa de Satisfação de Clientes** – Como forma de entender melhor as expectativas do cliente final, bem como avaliar o serviço prestado de forma a realizar uma gestão direcionada para a visão do cliente, a Contax conta com uma área isenta responsável por planejar, elaborar e conduzir pesquisas de satisfação de acordo com metodologias conhecidas de mercado.

Expansão de relacionamento

Valorizamos cada contato do consumidor com a Contax, pois entendemos que esta é uma oportunidade de capturar informações relevantes para a relação entre este consumidor e o nosso cliente contratante. Por isso, dedicamos nossos esforços ao desenvolvimento de produtos e serviços para tornar esta relação cada vez mais próxima e duradoura, e aumentando a receita dos nossos clientes contratantes.

Com essa visão, a Contax, em colaboração com os seus clientes contratantes, aproveita o momento da venda ou o atendimento de uma solicitação para capturar informações do contato com os consumidores e registrar nos sistemas dos contratantes. Com isso, a Contax contribui para o processo de gestão do consumidor, realizado pelo cliente contratante através de análises, decisões e ações promocionais segmentadas.

» **Cross Sell** – Este produto ofertado pela Contax tem como principal objetivo aumentar a receita de este consumidor junto ao nosso cliente contratante com reflexos na satisfação do cliente e diminuindo a probabilidade de este consumidor procurar um concorrente.

A Contax oferece este produto aos seus clientes contratantes em três diferentes ofertas:

» Ativo: através de um contato pró-ativo da operação.

» Receptivo: apoiando ações de marketing direto.

» SAC: aproveitando o contato do consumidor com o Serviço de Atendimento ao Cliente.

» **CRM** – A Contax, em colaboração com os seus clientes contratantes, aproveita o momento do contato (venda, recuperação de crédito ou atendimento de uma solicitação) para capturar informações dos consumidores e registrar nos sistemas dos contratantes. Com isso, a Contax contribui para o processo de gestão do consumidor, realizado pelo cliente contratante através de análises, decisões e ações promocionais segmentadas.

De forma complementar, a Contax captura também essas informações através de sistemas próprios, com destaque para os sistemas de Televendas, Recuperação de Crédito e Perfil de Chamadas Recebidas. Essas informações, de clientes e prospects, são repassadas regularmente para os nossos clientes contratantes de forma estruturada.

» **Up Sell** – Complementando a oferta de produtos de Vendas, a Contax possui expertise em aproveitar uma oportunidade de contato com o consumidor para ofertar uma opção de upgrade de produto ou serviço, conseqüentemente mais rentável para o cliente contratante.

Esta oferta também pode ser feita de forma ativa ou receptiva, dependendo da estratégia adotada pelo nosso cliente contratante e do produto que será ofertado.

» **Customer Satisfaction Survey** – In order to better understand the end customer's expectations, as well as to evaluate the service provided, in such a way as to have a management focused on the customer's vision, Contax has an independent area responsible for planning, preparing and conducting satisfaction surveys based on renowned market methods.

Relationship Expansion

We value each contact of the consumer with Contax, since we understand that this is an opportunity for capturing information relevant to the relation between this consumer and our contracting customer. Therefore, we focus our efforts on the development of products and services so as to make this an increasingly closer and long-lasting relationship, therefore expanding our contracting customers' revenues.

Based on this vision, Contax, in partnership with its contracting customers, takes advantage of the moment of the sale or the fulfillment of a request to obtain information from the contact with the consumers and record it in the contracting customers' systems. As a result, Contax contributes to the consumer's management process, carried out by the contracting customer through analyses, decisions and segmented promotional initiatives.

» **Cross Selling** – The main goal of this product is to increase consumer-generated revenues for our contracting customers with repercussions on customer satisfaction, while decreasing the likelihood of this consumer seeking out one of our competitors.

Contax offers this product to its contracting customers in three different options:

» Outbound Active: through a proactive contact of the operation.

» Inbound: supporting direct marketing initiatives.

» CSD: taking advantage of the contact of the consumer with the Customer Service Department.

» **CRM** – Contax, in partnership with its contracting customers, takes advantage of the moment of contact (sale, credit recovery or fulfillment of a request) to obtain information on the consumers and register it in the contracting customers' systems. As a result, Contax contributes to the consumer's management process, carried out by the contracting customer through analyses, decisions and segmented promotional initiatives.

In a complementary way, Contax also captures this information through its own systems, with a special highlight to the systems of Telesales, Credit Recovery and Profile of Received Calls. This information, on customers and prospects, is regularly conveyed to our contracting customers in a structured way.

» **Up Selling** – Complementing its Sales products offer, Contax is experienced in taking advantage of a contact opportunity to offer the consumer a product or service upgrade option, which is more profitable for the contracting customer.

This offer can also be made proactively or receptively, depending on the strategy adopted by our contracting customer and the product that will be offered.

Recuperação de crédito

A Contax atua nas três instâncias da cobrança (Ativo, Receptivo e Blended), com uma estratégia diferenciada por faixa de idade da carteira devedora e um sofisticado sistema que engloba as principais ferramentas/ canais de cobrança (boleto, Short Massage, Voice Mail e contato telefônico). A Contax também atua nas faixas mais antigas de atraso (campanhas) usando sua expertise tecnológica, gestão de processos e de mailling para localizar e cobrar estes devedores. Além dos produtos de cobrança propriamente dito, a Empresa presta serviço complementar de cobrança, como atualização e checagem cadastral, sempre usando seu diferencial de atendimento.

A Contax criou uma área de estratégia em cobrança que testa constantemente modelos pilotos com avaliação estatística e amplia para toda a operação a partir da constatação do sucesso da estratégia.

Entre as principais soluções oferecidas, podemos destacar:

» **Cobrança Blended** – A Contax usa sua equipe de treinamento & seleção para formar negociadores *multskill*, que através de um ambiente tecnológico propício, consegue aumentar a produtividade e o resultado do seu contratante. A Cobrança Blended exige ferramentas tecnológicas que guiem e antecipem as informações de forma ágil e amigável para o negociador, tornando-as imperceptíveis/ transparentes para o cliente devedor. A Contax se orgulha de ter desenvolvido a melhor oferta de Cobrança Blended do mercado.

» **Cobrança Receptiva** – A Contax conta com sua expertise adquirida em suas operações de SAC, para oferecer uma inteligência em planejamento e *capacity*, fundamental no dimensionamento e execução da cobrança Receptiva. Para este tipo de operação, a Contax se coloca à disposição do contratante, para planejar juntos as ações de *inbound* e usar sua tecnologia de ponta, somada à sua equipe de gestores e formadores de negociadores, para atingir as metas de recuperação de crédito planejadas.

Credit recovery

Contax operates at the three levels of debt collection (Outbound, Inbound and Blended), with a differentiated strategy per age group of the debt portfolio and a sophisticated system that involves the main debt collection tools/ channels (slip, short message, voice mail and telephone contact). Contax also works with older debt (campaigns) using its technological expertise, management of procedures and mailing to locate and collect from these debtors. In addition to the collection itself, the company provides complementary debt collection services, such as customer data updating and verification, always using its customer service differential.

Contax created a debt collection strategy area that constantly tests models in pilot tests with statistical evaluation and then expands them to the entire operation based on the success of the strategy.

Among the main solutions offered, we may highlight the following:

» **Blended Debt Collection** – Contax uses its training and selection team to form "multi-skilled" negotiators who, through a favorable technological environment, manage to increase the productivity and the results of its contracting customer. The Blended Debt Collection requires technological tools that drive and anticipate the information in a rapid and friendly way to the negotiator, being imperceptible / transparent for the customer in debt. Contax is proud of having developed the market's best Blended Debt Collection offer.

» **Inbound Debt Collection** – Contax can count on its expertise, acquired through its CSD operations, to offer intelligence in planning and capacity, which is fundamental in the measurement and execution of the Inbound debt collection. For this type of operation, Contax is available to plan – together with the contracting customer – inbound initiatives and use its state-of-the-art technology, added to its team of managers and business developers, to achieve the planned goals of credit recovery.





» Cobrança Ativa – a Contax se destaca na gestão da cobrança ativa, através da sua estrutura tecnológica que conta com o que há de mais moderno no mercado e com um pacote de aplicativos desenvolvidos internamente ao longo de sua história, em cobrança, que permite uma maior eficiência e intervenção *realtime* na execução/ consumo do mailling (carteira de clientes devedores). A Contax também é reconhecida por sua capacidade em formar e gerir negociadores.

» Campanhas – Para esta instância da cobrança, a Contax usa ferramentas específicas de localização e priorização dos clientes devedores (modelo de propensão) e aloca os negociadores com maior experiência para interagir com o cliente devedor.

Manutenção do cliente na base

A Contax, associando a sua expertise em capacitação de pessoas e gestão à monitoria de ligações, que mapeiam a opinião do cliente final, oferece soluções de Retenção e Reversão de clientes.

» Reversão – A experiência da Contax abrange ainda a Reversão por meio de ligações ativas de clientes que efetivamente se desligaram da base e que apresentam oportunidade de serem reintegrados a essa base com custo de aquisição menor.

Desta maneira, a Contax se insere no ciclo dos seus clientes desde a conquista do consumidor até a sua retenção e mesmo reversão, agregando ainda mais valor, uma vez que a reconquista de clientes apresenta um custo inferior ao custo de aquisição de um novo cliente.

» Retenção – Trabalhando em conjunto com os seus clientes, a Contax possui capacidade para auxiliar no desenho e implementar estratégias de retenção pró-ativa, ou receptiva, de consumidores que por algum motivo estejam atravessando um período de desgaste ou ruptura de relacionamento com os clientes Contax.

» Outbound Debt Collection – Contax excels in the management of outbound debt collection, through its technological structure that has the most modern tools available in the market and a package of debt collection applications developed in-house over the years, which provide higher efficiency and real time intervention in the execution/ consumption of the mailing (portfolio of customers in debt). Contax is also renowned for its capacity of training and managing negotiators.

» Campaigns – For this collection instance, Contax uses specialized tools of localization and prioritization of customers in debt (propensity model) and allocates the negotiators with more experience to interact with these customers.

Maintenance of the customer in the base

Contax associates its expertise in training people and in management to the monitoring of calls, which map the opinion of the end customer, offers solutions of customers' Retention and Reversal.

» Reversal – Contax's experience also includes the Reversal through outbound calls to customers who have effectively left the customer base and who offer a chance of being reintegrated into that base with a lower acquisition cost.

Therefore, Contax enters the cycle of its customers from the acquisition of the consumer to its retention and even reversal, adding yet more value, as the cost for reacquiring customers is lower than the acquisition cost of a new customer.

» Retention – Working in connection with its customers, Contax is capable of assisting in the design and implementation of outbound or inbound consumer retention strategies to approach consumers whose relationships with Contax's customers are, for some reason, undergoing a period of deterioration or disruption.





GENTE, A ALMA DO NOSSO NEGÓCIO

As pessoas que trabalham na Contax são a base do negócio da Companhia. O êxito de cada serviço, para cada cliente, está diretamente relacionado à excelência de seus quase 50 mil colaboradores.

A Empresa define com precisão os perfis adequados a cada função e investe continuamente no aprimoramento do seu processo de seleção de talentos para fazer as melhores escolhas. Outro eixo da política de Recursos Humanos é a capacitação e atualização permanente dos colaboradores. Aos que mais se destacam são oferecidas oportunidades de ascensão profissional: a meritocracia é um valor que permitiu a promoção de 3.200 pessoas só em 2005 e que se faz presente no cotidiano da Empresa.

05. PEOPLE, THE CORE OF OUR BUSINESS

The people who work at Contax form the basis of the Company's business. The success of each service, for each customer, is directly related to the excellence of its almost 50,000 employees.

The Company defines with precision the adequate profiles for each function and invests continuously in the enhancement of its talent search procedure in order to make the best choice possible. Another aspect of the Human Resources policy is the permanent training and updating of the employees. The most outstanding employees are offered professional ascension opportunities: meritocracy is a value that enabled 3,200 people to be promoted in 2005 alone and which is present in the daily life of the Company.





PRIMEIRO EMPREGO

É com grande responsabilidade que a Contax encara o fato de estar entre as cinco empresas que mais empregam no Brasil e também entre as que mais geram novas vagas. Em 2005, segundo o guia *Exame Maiores e Melhores*, nenhuma outra empresa gerou mais postos de trabalho: 11 mil ao todo, o que dá quase 31 contratações por dia.

Entre os novos colaboradores, 8.970 nunca haviam trabalhado antes; no total, 24% do quadro são formados por pessoas que têm na Companhia sua primeira experiência profissional. Esses números fazem da Contax uma das empresas que mais colaboraram com a política de geração de primeiro emprego do Governo Federal.

Setenta por cento dos colaboradores da Contax são mulheres e 30% homens. A idade média na Companhia é de 25 anos e todos têm no mínimo o nível médio de ensino.

TREINAMENTO E DESENVOLVIMENTO

Manter tantas pessoas bem treinadas e motivadas é um dos maiores desafios da Companhia. Para alcançá-lo, não são poupados esforços nem recursos. Em 2005, foram investidos R$ 15 milhões em capacitação e dadas 4,1 milhões de horas/aula. A infra-estrutura de ensino da Contax é maior do que a de muitas universidades: são 99 salas de treinamento e 227 instrutores.

FIRST JOB

It is with a sense of great responsibility that Contax faces the fact of being among Brazil's top five employers and also among the companies that create more new jobs. In 2005, according to the Exame's Largest and Best guide, no other company created more jobs: a total of 11,000 people were hired, which amounts to almost 31 employees joining the Company per day.

Among the new employees, 8,970 had never worked before. Overall, 24% of the personnel are finding their first job through the Company. These figures make Contax one of the companies that most contributed to the federal government first job generation policy.

Seventy percent of Contax's employees are women and 30% are men. The average age in the Company is 25 years and all employees have completed at least high school.

TRAINING AND DEVELOPMENT

To keep so many people well-trained and motivated is one of the Company's major challenges. In order to do so, no effort or resources have been spared. In 2005, R$15 million were invested in training and 4.1 million hours/classes were given. Contax has a bigger training infrastructure than many universities, with 99 training classrooms and 227 instructors.







R$15

**milhões foi o investimento
em capacitação em 2005.**

Investments in training
reached R$15 million in 2005.

O principal programa de desenvolvimento é chamado Evoluir, destinado à capacitação de operadores. Além do treinamento inicial que, dependendo da função a que se destina, pode chegar a 40 dias-aula, os colaboradores recebem orientação contínua, em cursos desenhados de acordo com o perfil de cada serviço prestado e de cada cliente. O objetivo é oferecer instrumentos para que todos possam desempenhar suas funções com excelência.

As salas são equipadas com recursos multimídia. Em aulas que incluem treinamento presencial, comportamental e técnico, seguido por atividade prática, os alunos aprendem a incorporar processos, rotinas e responsabilidades definidos pela Companhia, bem como conhecer com profundidade os produtos de nossos clientes. Em 2005, o programa passou por uma profunda reformulação e recebeu investimentos de aproximadamente R$ 500 mil. Foram revistos metodologia de ensino, padrões didáticos e a própria estrutura das instalações de treinamento.

Já o Programa de Desenvolvimento de Líderes (PDL) foi desenhado para capacitar supervisores e tem como base o modelo de gestão por competência. Em aulas e atividades presenciais, eles aprendem a mapear todos os processos e ferramentas com que lidam no dia-a-dia e a adequar as competências existentes ao perfil de liderança traçado pela Contax. Uma meta da Companhia para 2006 é reformular o programa, que passa a se chamar PDS (Programa de Desenvolvimento dos Supervisores), e a ter treinamento à distância e novos módulos de atividades.

A Análise de Desempenho é a ferramenta de gestão que promove a interligação entre os desempenhos individuais e as metas da Companhia. A Contax adota a metodologia 360º, composta de auto-avaliação, avaliação do superior imediato, dos subordinados, dos pares e dos clientes internos. O processo ocorre em ciclos de um ano.

É a partir dos resultados dessa avaliação – aplicável a executivos no nível de presidência, diretoria, gerência e coordenação – que são definidos Programas de Desenvolvimento individuais, Planos de Sucessão e Talentos e Programa de Retenção. A Análise de Desempenho garante ainda a prática do Modelo de Gestão da Organização.

A operação é avaliada em nível individual por operadores diariamente através dos sistemas de gestão da Empresa e pela monitoria de qualidade. A avaliação de desempenho é a base para as premiações e promoções, vindo suportar um dos principais valores da Companhia, que é a Meritocracia. Houve 11.484 promoções desde sua fundação, demonstrando que é uma prática incorporada na Empresa.

The main development program is called Evoluir and is aimed at training operators. In addition to the initial training that, depending on the function it is aimed at, may total 40 days/class, employees receive constant guidance, in trainings designed in accordance with the profile of each service provided and of each customer. The goal is to offer tools so that everyone can excel in performing their functions.

The classrooms are equipped with multimedia resources. The classes include on-site, behavioral and technical training, followed by practical activities, and students learn to internalize procedures, routines and responsibilities defined by the Company, as well as to get to know very well the products of our customers. In 2005, the program experienced a profound change and received investments amounting to approximately R$500,000. The teaching method, training standards and the very structure of the training facilities were reviewed.

As for the Leadership Development Program (LDP), it was designed to build supervisor skills and adopts the competence-based management model. Through on-site classes and activities, they learn how to map all procedures and tools with which they deal on a daily basis and to adapt to the existing competences of the leadership profile defined by Contax. One of the Company's goals for 2006 is to reformulate the program, which will be called SDP (Supervisors Development Program), and to provide distance learning and new modules of activities.

Performance Evaluation is the management tool that promotes the interconnection between the individual performances and the goals of the Company. Contax adopts the 360º method, consisting of self-evaluation, evaluation of immediate superiors, of subordinates, of peers and of in-house customers. The process takes place at one-year cycles.

It is based on the results of this evaluation – applicable to executives from all levels, including the CEO, senior management, management and coordination – that the Individual Development Programs, Succession and Talent Plans, and Retention Program are defined. The Performance Evaluation also ensures the practice of the Organization Management Model.

The operation is evaluated individually on a daily basis by the operators through the Company's management systems and by monitoring the quality. Awards and promotions are based on the performance evaluation, which is in line with one of the Company's main values: meritocracy. Since our foundation, 11,484 promotions were carried out in the Company, showing this is an internalized practice.

Horas de Treinamento _ milhões
Training Hours _ million



Investimentos em Treinamento _ R$ milhões
Investments in Training _ R$ million



MOTIVAÇÃO

Com o objetivo de estimular a integração entre seus colaboradores e promover um maior acesso deles à cultura e ao lazer, a Contax promove todos os meses atividades fora do horário de trabalho. O calendário inclui festas de carnaval, Dia da Mulher, Páscoa e Dia das Mães, entre outras.

A Companhia também promove esportes e estimula a formação de grupos de teatro em todos os sites. Esses grupos, dirigidos por profissionais de Artes Cênicas, ensaiam todas as semanas e eventualmente se apresentam em teatros, com o apoio da Contax.

Além disso, a cada última sexta-feira do mês, colaboradores dos nossos sites realizam apresentações culturais, entre outras atividades. A Companhia também possui um coral que ensaia semanalmente.

Para incentivar o bom desempenho dos seus colaboradores também são realizadas periodicamente diversas campanhas de incentivo, como por exemplo, campanhas voltadas ao "Dia do Operador", em que personalidades importantes no Brasil visitam nossos operadores e conversam sobre a trajetória profissional e a maneira como conceitos tais como disciplina, garra e persistência foram importantes para seu sucesso.

Em 2005 também tivemos uma importante campanha: "A Gente Conta com Você", cujo objetivo foi valorizar a auto-estima de seus colaboradores e demonstrar que o empenho de cada um deles é que determinará o cumprimento da meta de construir relacionamentos de longo prazo com os clientes. Além disso, campanhas como "Páscoa", "Dia das Mães", "Dias dos Pais", entre outras, fazem parte constante do programa de motivação da Companhia.

SAÚDE

A Contax investiu na saúde de seus colaboradores cerca de R$ 33 milhões em 2005, entre despesas com pagamento de planos de saúde e programas de saúde ocupacional. Todas as unidades possuem instalações modernas com equipamentos ergonômicos, segurança e áreas de convivência.

Para melhorar a qualidade das funcionárias gestantes, foi criado o Programa Luz. Do pré-natal ao parto, elas são acompanhadas por um médico que lhes indica todos os cuidados necessários para uma gestação saudável e um parto sem risco.

MOTIVATION

Aimed at promoting integration among its employees and at increasing their access to culture and leisure, each month Contax promotes activities outside the working hours. The calendar includes festivities, such as Carnival, Women's Day, Easter and Mother's Day.

The Company also promotes sports and fosters the creation of amateur theater groups at all sites. These groups, directed by Dramatic Arts specialists, rehearse every week and occasionally perform at theaters, with the support of Contax.

In addition, every last Friday of the month, employees from our sites put on cultural performances, among other activities. The Company also has a choir that rehearses weekly.

In order to foster a good performance of its employees, several incentive campaigns are also carried out periodically. Campaigns, such as the "Operator's Day", when Brazilian VIPs visit our operators and talk about professional development and the way certain concepts, such as discipline, drive and persistency, were important for their success.

In 2005, we also carried out an important campaign: "We Count on You", which was aimed at promoting the self-esteem of its employees and showing that it is their individual commitment that determines the achievement of the goal of building long-term relationships with the customers. In addition, campaigns, such as "Easter", "Mother's Day", "Father's Day", are constantly part of the Company's motivational program.

HEALTH

In 2005, Contax invested approximately R$33 million in the health of its employees, including expenses with health insurance plans and occupational health programs. All units have modern and safe facilities with ergonomic equipment and communal areas.

In order to improve the quality of the pregnancy period of the employees, the Company created the Birth Program. During the entire pregnancy up to delivery, they get medical attention, receiving information regarding all care needed for a healthy pregnancy and a birth free of risks.





VALORES E CLIMA ORGANIZACIONAL

A Contax realiza periodicamente pesquisas para avaliar a percepção dos seus colaboradores em relação ao clima organizacional, à qualidade do relacionamento com a chefia e às perspectivas para o futuro, entre outros pontos. O grau de adesão aos valores da Companhia também é medido. Tais pesquisas servem de base para ações de correção de pontos críticos, bem como para investimentos em melhoria de infra-estrutura.

Pesquisa realizada em 2005 pelo HayGroup mostrou resultados considerados muito favoráveis, acima da média do setor (Valores e Clima – Favorável – 76% e Neutro – 17%). Participaram da pesquisa 1.575 colaboradores dos níveis de supervisão, coordenação, gerência e diretoria (72% dos gestores da Contax).

VOLUNTARIADO

A Contax promoveu em 2005 três campanhas de voluntariado e todas elas tiveram alto nível de adesão. Os produtos arrecadados foram distribuídos nos oito estados em que a Companhia atua.

A Campanha do Agasalho, entre o fim de maio e meados de junho, estimulou a doação de roupas de inverno. As quase 100 mil peças recolhidas foram distribuídas entre 19 instituições para populações carentes.

Já a Campanha Brinquedos e Roupas foi promovida em outubro, na semana que antecede o Dia das Crianças. Objetivo: ajudar a tornar a data mais alegre para crianças acolhidas por instituições para menores carentes. Com a colaboração de todos os 15 sites da Contax, foram recolhidos 74 mil itens, distribuídos entre 33 instituições.

A Companhia também aderiu à campanha Natal Sem Fome, realizada pela ONG Ação da Cidadania. Entre o fim de novembro e as vésperas do Natal, a adesão maciça dos colaboradores garantiu uma arrecadação de 402 toneladas de alimentos – uma das doações recordes da campanha.

VALUES AND ORGANIZATIONAL CLIMATE

Periodically, Contax carries out surveys to evaluate the perception of its employees in relation to several issues, including the organizational climate, the quality of their relationship with the managers and their expectations for the future. The level of compliance with the Company's values is also measured. Such surveys serve as a basis for initiatives to address critical issues, as well as for investments related to infrastructure improvements.

A study carried out by the HayGroup in 2005 presented very favorable results, above the average for the industry (Values and Climate – Favorable – 76% and Neutral – 17%). The survey interviewed 1,575 employees, including supervisors, coordinators, managers and senior managers (72% of Contax's managers).

VOLUNTEERING

In 2005, Contax promoted three campaigns to promote volunteerism and all of them had a high level of support. The products collected were distributed in the eight states in which the Company operates.

The Sweater Campaign, between the end of May and the middle of June, promoted the donation of winter clothes. Almost 100,000 garment pieces were collected. They were distributed among 19 charities assisting needy populations.

The Toys and Clothes Campaign was promoted in October, during the week preceding Children's Day. The goal: to help make this date even more joyous for the children sheltered by charities for needy children and teenagers. With the cooperation of all 15 sites of Contax, employees collected a total of 74,000 items that were subsequently distributed among 33 charities.

The Company also participated in the campaign Natal Sem Fome (Christmas Without Hunger), organized by the NGO Ação da Cidadania. Between the end of November and Christmas Eve, the massive adhesion of the employees ensured the collection of 402 tons of food – one of the record-breaking donations of the campaign.





ESTRUTURA E FUNCIONAMENTO

A Contax possui 15 modernos sites distribuídos entre sete estados (Bahia, Pernambuco, Ceará, Rio Grande do Sul, Minas Gerais, Rio de Janeiro, São Paulo) e o Distrito Federal. Todos estão localizados em áreas de fácil acesso para os funcionários via transporte público, dentro de imóveis amplos (nunca com menos de mil metros quadrados), onde há suprimento seguro de energia e água, e disponibilidade de links dos provedores de internet e telefonia.

Cada site possui sistema alternativo de geração de energia composto de no-breaks paralelo redundantes (para o Centro de Processamento de Dados e a operação) e geradores. Tudo para garantir a continuidade da prestação de serviços mesmo em caso de falha no sistema elétrico. Além disso, os sites possuem sistema de ar-condicionado central com redundância em áreas críticas como a de processamento de dados.

As estações de trabalho, onde ficam os operadores, foram desenhadas sob medida para as necessidades da Companhia e de seus colaboradores. Possuem baixo custo, são confortáveis e fáceis de limpar, além de serem montáveis com grande rapidez e facilidade. O mobiliário é feito em aço e as cadeiras possuem regulagem de braço e de encosto, e são forradas com tecido antifungo, que auxiliam na acústica apropriada. A Norma Regulamentar 17, que estabelece parâmetros de ergonomia para o trabalho, é plenamente atendida.

A Companhia entende que, no segmento de *contact center*, a qualidade das instalações afeta positivamente a qualidade e a produtividade do trabalho, chegando a alterar certos indicadores de motivação, cumprimento de escala e absenteísmo dos funcionários.

Tecnologia é a engrenagem básica dos serviços de *contact center*, por isso a Contax investe continuamente nessa frente desde o início de suas operações. Todos os clientes contam com infra-estrutura composta de rede de voz e dados e microinformática. Outros componentes como distribuidor automático de chamadas, unidade de resposta audível, gravador, discador, front end e voice mail são agregados conforme suas necessidades específicas.

06. STRUCTURE AND OPERATION

Contax has 15 modern sites located in seven states (Bahia, Pernambuco, Ceará, Rio Grande do Sul, Minas Gerais, Rio de Janeiro and São Paulo) and the Distrito Federal (Federal District). All of them are located in areas that are easily accessible via public transportation, occupying large buildings (never less than a thousand square meters), with a safe supply of energy and water, and availability of links with Internet and telephone providers.

Each site has an alternative power generation system, consisting of redundant parallel UPSs (for the Data Processing Center and the operation) and power generators. This redundant system is to ensure the continuity of the provision of services even in the event of a failure in the electrical system. In addition, the sites have central air-conditioning systems with redundant units in critical areas, such as the data processing.

The workstations were designed tailored to the Company's and its employees' needs. They are comfortable, easy to clean and low cost, in addition to being easily and quickly assembled. The furniture is made of steel and the chairs have adjustable armrests and backrests, being lined with mold resistant fabric, which assists in the acoustics of the working environment. Regulatory Rule 17, which sets forth ergonomic parameters for the workplace, is fully met.

The Company believes that, in the contact center segment, the quality of the facilities has a positive impact on the quality and productivity of the work, even changing certain indicators of motivation, shift fulfillment and employees' absenteeism.

Technology is the basic cog of contact center services and for that reason Contax has continuously invested in this front since the beginning of its operations. All customers can count on an infrastructure consisting of a voice and data network. Other components, such as an automated call distributor, interactive voice response (IVR), recorder, dialer, front end and voice mail are combined according to their specific requirements.

No dia-a-dia das operações, a tecnologia é utilizada em todo o ciclo de atendimento a clientes – do momento em que uma ligação é feita por meio de sistemas automatizados de discagem, passando pelo direcionamento das chamadas conforme a disponibilidade e skill dos operadores até o momento do atendimento propriamente dito. Cada passo da conversa entre um operador e o cliente final segue uma orientação geral pré-formatada, que facilita o trabalho e agiliza o atendimento.

In daily operations, technology is used during the entire customer service cycle – from the moment a call is made by automated dialing systems, including the transfer of calls according to the availability and skill of the operators, up to the moment of the assistance itself. Each step of the conversation between an operator and the end customer follows a general pre-formatted script, which facilitates the work and expedites the assistance.


ATIVO
PROACTIVE
Front End contax
Discador contax
CTI
OPERADOR
OPERATOR
SISTEMA
SYSTEM
DISCADOR
DIALER
INTEGRADOR DE VOZ E DADOS
VOICE AND DATA INTEGRATOR
PLATAFORMA
PLATFORM
CLIENTE
CUSTOMER
RECEPTIVO
RECEPTIVE
URA
CTI
Front End contax
CLIENTE
CUSTOMER
PLATAFORMA
PLATFORM
INTERVOICE, TT&S, GMK, NUANCE E INTEGRATIVA
INTERVOICE, TT&S, GMK, NUANCE AND INTEGRATIVE
INTEGRADOR DE VOZ E DADOS
VOICE AND DATA INTEGRATOR
SISTEMA
SYSTEM
OPERADOR
OPERATOR

Por meio de equipamentos e softwares de primeira linha, fornecidos pelos principais fabricantes do mercado mundial, a Contax fornece um conjunto de produtos e soluções de conectividade para suportar suas operações.

By using top-quality equipment and software, provided by the world's main manufacturers, Contax supplies a set of connectivity products and solutions to support its operations.



PLAYERS MUNDIAIS: MAIS DE 30 FORNECEDORES CONFIÁVEIS WORLDWIDE PLAYERS: OVER 30 RELIABLE SUPPLIERS	DESKTOPS E SERVIDORES: MAIS DE 27 MIL DESKTOPS E MIL SERVIDORES DESKTOPS AND SERVERS: OVER 27,000 DESKTOPS AND 1,000 SERVERS	SITES: 15 DATA CENTERS SITES: 15 DATA CENTERS





A Companhia também desenvolve seus sistemas próprios, ora internamente, ora em parceria com seus fornecedores, com a finalidade de atender demandas específicas de seus clientes e, ao mesmo tempo, poder operar a custos mais competitivos (leia mais sobre o assunto no capítulo Investimentos).

The Company also develops its own systems, sometimes in-house, sometimes in partnership with its suppliers, aimed at meeting its customers' specific demands and, at the same time, being able to operate at more competitive costs (See the capital expenditures chapter for more on the subject).



FRONT END
FRONT END

DISCADOR
DIALER

URA/GRAVADOR
IVR/RECORDER

GESTÃO
MANAGEMENT

CORPORATIVOS
CORPORATE

FINANCEIROS
FINANCIAL





OS SITES DA CONTAX

Rio de Janeiro

Passeio – Montado para reunir operações antes distribuídas em três prédios da cidade, o site nasceu com 2 mil posições de atendimento, sendo que no início de 2005 passou por um processo de expansão e tornou-se não só o maior da Companhia, mas também um dos maiores *contact centers* da América Latina. Essa unidade conta com 3.781 posições de atendimento, que funciona também como sede para a alta administração e para os departamentos de Finanças, Tecnologia, Recursos Humanos e Administração. Somente esse site contava com 8.215 colaboradores.

Niterói – O site de Niterói começou a operar no início de 2002 para acomodar um call center do cliente de telefonia móvel com 300 posições de atendimento. Em dezembro de 2005, funcionava numa área de 8.370 m² e possuía 1.735 PAs e 4.444 colaboradores.

Mackenzie – Esse site foi destinado no início para atender principalmente à operação do cliente de telefonia fixa e depois de uma reforma geral, em 2005, passou a acomodar outros clientes e um Centro de Treinamento. Numa área de pouco mais de 12 mil m², em dezembro de 2005 havia 1.326 posições de atendimento e 2.733 colaboradores.

Assembléia – A Contax assumiu o site, quando conquistou uma empresa processadora de cartões de crédito como cliente, em 2004. Antes da migração dos serviços, ali funcionava a central de *contact center* da própria processadora de cartões de crédito. Essa unidade contava em 2005 com 969 posições de atendimento e 2.014 colaboradores. Em 2006, essas instalações serão transferidas para um novo site no centro do Rio de Janeiro.

CONTAX'S SITES

Rio de Janeiro
Passeio – This site was built to unite operations previously distributed in three buildings downtown. It was created with 2,000 workstations and, in the beginning of 2005, it was expanded to become not only the biggest contact center of the Company, but also one of Latin America's largest. This unit had 3,781 workstations and was also the headquarters for the Company's senior management and its Finance, Technology, Human Resources and Administrative departments. This site alone had 8,215 employees.

Niterói – The Niterói site began to operate in the beginning of 2002 to accommodate a call center for the mobile telephone customer and had 300 workstations. In December 2005, the site occupied 8,370 square meters and had 1,735 WSs and 4,444 employees.

Mackenzie – Initially, this site was primarily aimed at assisting the operation of the fixed-line telephone customer and after a general renovation in 2005, it also accommodated other customers and a Training Center. Occupying more than 12,000 square meters, it had 1,326 workstations and 2,733 employees in December 2005.

Assembléia – Contax acquired this site when a credit card processing company became its customer in 2004. Prior to the migration of the services, the credit card processing company operated its own contact center facilities there. In 2005, this unit had 969 workstations and 2,014 employees. In 2006, these facilities will be transferred to a new site in downtown Rio de Janeiro.





São Paulo

Paulista – O primeiro site da Contax em São Paulo foi montado no início de 2002 para atender alguns clientes de serviços financeiros e provedor de internet. Em dezembro de 2005, havia 1.941 posições instaladas, numa área de 9.753 m². O número de funcionários alcançou 4.254.

Antártica – Montado em 2004 para atender uma empresa processadora de cartões de crédito, utilizando 1.600 posições de atendimento, numa área de 10 mil m². Em função da expansão dos negócios da Companhia, em 2005 a unidade foi expandida e em dezembro do mesmo ano já possuía 2.804 PAs e 5.306 funcionários, numa área de quase 20 mil m².

São Paulo

Paulista – The first site of Contax in São Paulo was built in the beginning of 2002 to assist some customers in the financial services and ISP industries. In December 2005, there were 1,941 installed workstations 9,753 square meters. The number of employees totaled 4,254.

Antártica – Built in 2004 to assist a credit card processing company, it had 1,600 workstations, occupying an area totaling 10,000 square meters. In 2005, due to the expansion of the Company's businesses, the unit was expanded and in December of the same year it already had 2,804 WSs and 5,306 employees, occupying an area of almost 20,000 square meters.





Minas Gerais

Prado – Esse site de mais de 14 mil m^2 foi montado em 2002 na capital mineira para acomodar o cliente de telefonia fixa. De 1.700 posições de atendimento instaladas na época, em dezembro de 2005 o número saltou para 2.900 PAs. Esse é hoje, depois da matriz da Contax, no Passeio, o segundo maior site da Companhia em capacidade. O número de funcionários é 6.430.

Nova Lima – Situado a 20 quilômetros do centro de Belo Horizonte, foi criado em 2002 para suprir uma necessidade de um cliente de serviços públicos. Em dezembro de 2005 funcionava com 128 posições de atendimento e 232 colaboradores.

No fim de 2005, a Contax concluiu a montagem de uma nova unidade em Belo Horizonte, o site Contorno. A unidade deverá operar em 2006 com cerca de mil posições de atendimento.

Bahia

Campo da Pólvora – Localizado em Salvador, foi o primeiro site da Companhia a receber a operação de seu primeiro cliente, uma empresa de telefonia fixa, em 2001, com cerca de 800 posições de atendimento. Em 2003, passou por uma expansão que praticamente duplicou sua capacidade. Em dezembro de 2005, possuía 1.465 posições e 3.760 colaboradores. As instalações ocupam área de 12 mil m^2.

Comércio – O segundo site da Contax foi montado em 2004 com 800 posições de atendimento para atender uma empresa processadora de cartões de crédito, mas logo passou a atender também a outros clientes. Em 2005 foi expandido e em dezembro possuía 1.462 posições e 3.161 colaboradores. A unidade ocupa área de mais de 10 mil m^2 de um edifício de 11 andares.

Minas Gerais

Prado – This site, occupying more than 14,000 square meters, was built in 2002 in the state capital to accommodate a fixed-line telephone customer. From the 1,700 workstations installed at the time, the site increased to 2,900 WSs in December 2005. Currently, this is the second largest site of the Company in terms of capacity, after Contax's headquarters, in Passeio. The number of employees there is 6,430.

Nova Lima – Situated 20 kilometers from downtown Belo Horizonte, it was created in 2002 to supply the need of a customer in the utilities industry. In December 2005, it had 128 workstations and 232 employees.

At the end of 2005, Contax concluded its Contorno site, a new unit in Belo Horizonte. The unit will operate in 2006 with approximately 1,000 workstations.

Bahia

Campo da Pólvora – Located in Salvador, it was the first site of the Company to receive the operation of its first customer, a fixed-line telephone company, in 2001, with approximately 800 workstations. In 2003, it virtually doubled its capacity. In December 2005, it had 1,465 positions and 3,760 employees. The facilities occupy an area of 12,000 square meters.

Comércio – The second site of Contax was built in 2004 with 800 workstations to assist a credit card processing company, but soon began to assist other customers. In 2005, it was expanded and, in December of the same year, it had 1,462 positions and 3,161 employees. The unit occupies more than 10,000 square meters in a building with 11 stores.




Ceará

Fortaleza – A Contax assumiu em 2001 o site Fortaleza, que era antes mantido por uma empresa de telefonia fixa, com cerca de 800 posições de atendimento instaladas em um prédio de sete andares. Em dezembro de 2005, já estavam ocupados com 2.478 posições e 5.721 colaboradores. O site é hoje o quarto maior da Companhia.

Pernambuco

Príncipe – O site da capital pernambucana migrou de uma empresa de telefonia fixa para a Contax no primeiro ano de atividades da Empresa. Nessa época, possuía cerca de 300 posições de atendimento. Ao fim de 2005, depois de passar por expansões em 2003 e 2004, contava com 938 PA e 1.611 colaboradores.

Boa Vista – O site de Boa Vista, em Recife, foi montado em 2003 para abrigar uma central de back office da empresa de telefonia fixa e permanece cumprindo essa função. Em instalações de 1.725 m², o site possuía em dezembro de 2005, 317 posições de atendimento e 631 funcionários.

Rio Grande do Sul

Porto Alegre – A Contax se instalou na Região Sul em 2003 para suprir uma necessidade de um cliente de TV a cabo. Em dezembro de 2005, havia nesse site 206 posições de atendimento e 570 colaboradores.

Distrito Federal

Distrito Federal – Assim como o de Nova Lima, o site de Brasília foi montado em 2002 para atender a um importante cliente de serviços públicos. O número de PA e funcionários em dezembro de 2005 era, respectivamente, 70 e 133.

Ceará

Fortaleza – In 2001, Contax acquired the Fortaleza site, which was previously maintained by a fixed-line telephone company, with approximately 800 workstations installed in a seven-store building. In December 2005, it already had 2,478 positions and 5,721 employees. Currently, it is the Company's fourth largest site.

Pernambuco

Príncipe – The site of the state capital migrated from a fixed-line telephone company to Contax in the first year of activities of the Company. It had then approximately 300 workstations. At the end of 2005, after a series of expansions in 2003 and 2004, it had 938 WSs and 1,611 employees.

Boa Vista – The site of Boa Vista, in Recife, was built in 2003 to receive a back office center of a fixed-line telephone company and still fulfills that function. Occupying 1,725 square meters, the site had 317 workstations and 631 employees in December 2005.

Rio Grande do Sul

Porto Alegre – Contax entered into the South region market in 2003 to fulfill a need of a cable TV customer. In December 2005, this site had 206 workstations and 570 employees.

Distrito Federal

Distrito Federal – Just like the Nova Lima site, the Brasília site was built in 2002 to assist an important utilities customer. The number of WSs and employees in December 2005 was, respectively, 70 and 133.








SITE SITE	ESTADO STATE	PA WS	COLABORADORES EMPLOYEES
Passeio	RJ	3.781	8.215
Niterói	RJ	1.735	4.444
Mackenzie	RJ	1.326	2.733
Assembléia	RJ	969	2.014
Antártica	SP	2.804	5.306
Paulista	SP	1.941	4.254
Prado	MG	2.900	6.430
Nova Lima	MG	128	232
C. da Pólvora	BA	1.465	3.760
Comércio	BA	1.462	3.161
Fortaleza	CE	2.478	5.721
Príncipe	PE	938	1.611
Boa Vista Nova	PE	317	631
Porto Alegre	RS	206	570
Distrito Federal	DF	70	133
TOTAL		**22.481**	**49.554**

Distribuídos por sete estados e o Distrito Federal, os 15 sites da Contax possuem equipamentos de última geração. A tecnologia é utilizada em cada etapa do ciclo de relacionamento com os clientes.

Equipped with state of the art technology, Contax's 15 sites are distributed along 7 states plus the Federal District. Every stage of customer relations is backed by cutting-edge technology.

07.

O SETOR DE *CONTACT CENTER*

Nos últimos anos, o âmbito de atuação dos *contact centers* vem se expandindo rapidamente. O escopo da interação das empresas com seus consumidores finais, no passado limitado às funções de marketing e suporte, passou a incluir serviços integrados que combinam, por meio de vários canais de comunicação, atendimento ao cliente, telemarketing, suporte técnico, retenção de clientes e cobrança. Como conseqüência, os centros de atendimento evoluíram de um ambiente de instalação única e baixa tecnologia para organizações de grande porte capazes de oferecer serviços variados e de tecnologia sofisticada.

Fatores como o aumento do nível de exigência dos consumidores e o aumento da concorrência, com conseqüente pressão para

redução de custos, colaboraram para que as empresas que antes possuíam estruturas próprias de *contact center* terceirizassem a atividade. A terceirização se apresentou como uma alternativa para as empresas reduzirem custos e, ao mesmo tempo, se liberarem para suas atividades-fim.

Contact centers operados por empresas especializadas têm custos mais baixos em função da economia de escala nas operações. Por meio da especialização, as operadoras de *contact center* conseguem atingir níveis elevados de qualidade e produtividade dos atendentes, graças ao uso de modelos de gestão avançados. Ao recorrer a um serviço terceirizado, a empresa-cliente tem acesso a tecnologias de última geração na atividade, sem ter de arcar com as despesas de sua implementação e manutenção.

07. THE CONTACT CENTER INDUSTRY

Over the last years, the scope of the contact center operations has been expanding rapidly. The extent of the interaction of the companies with their end consumers, which was limited to the marketing and technical support functions in the past, now includes integrated services that combine, through various communications channels, customer service, telemarketing, technical support, customer retention and debt collection. As a result, the customer service centers changed from a low-tech, single facility to large-sized organizations capable of offering various services based on sophisticated technology.

Factors such as the increase in the demand level of consumers and the expansion of the competition, with the resulting pressure for cost reductions, contributed to the outsourcing of contact center activities. Outsourcing became an option for companies to reduce their costs and, at the same time, to release them to focus on their core activities.

Contact centers operated by specialized companies have lower costs due to the economies of scale in their operations. Through specialization, contact center operations are capable of achieving higher levels of quality and productivity among their operators, thanks to the use of advanced management models. By using outsourced services, the customer company has access to state-of-the-art technology in the industry, without incurring expenses for its implementation and maintenance.

Mercado de *contact center* no Brasil _ milhares de PAs (final do ano)
Contact center market in Brazil _ thousands of WSs (at year-end)



TERCEIRIZADA
OUTSOURCED

PRÓPRIAS
OWN

% TERCEIRIZADO
% OUTSOURCED

Crescimento 2000-2005
Growth 2000-2005

Quantidade Volume	% anual annual %
115,7	12,1%
68,7	28,8%
47,0	6,7%

Outros fatores que colaboraram para a expansão dos *contact centers* terceirizados no Brasil, ainda na segunda metade dos anos 90, foram o aumento da penetração da telefonia, a estabilização econômica e a terceirização de companhias prestadoras de serviços públicos. Com o crescimento do número de telefones, maior parcela da população passou a ter acesso aos serviços para os consumidores. E devido à estabilização econômica e à privatização, houve uma expansão de setores de serviços que utilizam os *contact centers* de forma intensiva. A reforma econômica, por sua vez, criou um ambiente macroeconômico estável, além de impulsionar o crescimento de serviços financeiros – também grandes usuários dos serviços de *contact center*. Para completar, foram privatizadas grandes empresas de serviços públicos como telecomunicações, eletricidade, água e gás. Esse fato trouxe grandes investimentos e rápido incremento no número de clientes desses serviços.

De acordo com estudos internos e estimativas do International Data Corporation (IDC), estima-se que o segmento de *contact center* terceirizado no Brasil tenha faturado cerca de R$ 4 bilhões em 2005. O instituto de pesquisa calcula que sete segmentos-chave constituem aproximadamente 80% desse mercado: telecomunicações, tecnologia, consumidor, serviços financeiros, saúde, transportes e lazer.

Ainda de acordo com o IDC e estudos internos da Companhia, o número total de posições de atendimento aumentou de estimados 27,1 mil em 2000 para 95,8 mil em 2005, o que significa uma taxa anual de 28,8% de crescimento. A porcentagem de estações de trabalho terceirizadas versus o total de estações de trabalho de *contact centers* cresceu de 18% em 2000 para 36% em 2005. Para a Contax, as estatísticas indicam um potencial significativo de crescimento para os provedores de serviços terceirizados.

Other factors that contributed to the expansion of outsourced contact centers in Brazil, still in the second half of the 1990s, were the increased penetration of telephones, the economic stabilization and the outsourcing carried out by utilities companies. With the growth in the number of telephones, a higher portion of the population began to have access to consumer services. And due to the economic stabilization and to the privatization, there was an expansion of services sectors that use contact centers in an intensive way. The economic reform, in turn, created a stable economic environment, in addition to promoting the growth of financial services – which are also great users of contact center services. Moreover, large utilities were privatized, such as telecoms, electricity, water and gas. This fact brought about large investments and a rapid increase in the number of customers for these services.

In accordance with in-house studies and estimates by the International Data Corporation (IDC), sales of the outsourced contact center industry in Brazil were estimated at R$4 billion in 2005. The market research institute estimates that seven key-segments comprise approximately 80% of this market: telecoms, technology, consumer, financial services, health, transportation and leisure.

Still according to IDC and Contax's internal studies, the total number of workstations increased from an estimated 27,100 in 2000 to 95,800 in 2005, which means an annual growth rate of 28.8%. The percentage of workstations outsourced versus the total of workstations of contact centers increased from 18% in 2000 to 36% in 2005. For Contax, these statistics indicate a substantial growth potential for outsourced service providers.




ANÁLISE GERAL DE RESULTADOS

Em 2005, a Contax se beneficiou de ajustes realizados no ano anterior e apresentou seu melhor resultado desde o início de suas operações. Se em 2004 pesaram no balanço os custos não-recorrentes de migração das operações de uma empresa processadora de cartões de crédito, no ano seguinte a operação recuperou rentabilidade. O êxito em campanhas de recuperação de crédito, cuja remuneração estava parcialmente vinculada à obtenção de resultados, ajudou a reforçar a receita e o resultado. O principal motor de crescimento em 2005 foi o aumento do volume de serviços para clientes já existentes, o que demonstra o alto nível de confiança e de satisfação depositados na Contax pelas empresas que utilizam seus serviços.

RECEITA LÍQUIDA

A receita líquida da Contax foi de R$ 1.045 milhões – 60% superior à alcançada em 2004. A variação corresponde a R$ 390 milhões. O crescimento foi decorrente, sobretudo, do aumento da prestação de serviços aos clientes existentes. Houve maior demanda por serviços de cobrança, retenção, televendas, serviços de suporte técnico e SAC. Como conseqüência, o número de posições de atendimento da Companhia aumentou 28%, passando de 17.507 em 2004 para 22.481.

08. GENERAL EVALUATION OF THE RESULTS

In 2005, Contax benefited from adjustments carried out in the previous year, and presented its best result since the beginning of its operations. If in 2004 the non-recurring migration costs of the credit card processing company's operations had an impact on the balance sheet, in the following year the operation recovered profitability. The success of credit recovery campaigns, the compensation of which was partially connected to the achievement of results, helped to reinforce the Company's revenues and the net income. The main driver of growth in 2005 was the increase in the volume of services for current customers, which shows the high level of confidence in, and satisfaction with, Contax by companies that use its services.

NET REVENUES

Contax's net revenues amounted to R$1,045 million – a 60% growth in relation to 2004. The change is equivalent to R$390 million. This growth was primarily due to the increase in the provision of services to current customers. There was a higher demand for debt collection, retention, telesales, technical support and CSD services. As a result, the Company's workstations increased 28%, from 17,507 in 2004 to 22,481.

Receita Líquida _ R$ milhões
Net Revenues _ R$ million



2001	2002	2003	2004	2005
151	223	421	655	1.045

CUSTO DOS SERVIÇOS PRESTADOS

O custo dos serviços prestados foi de R$ 856 milhões, valor 49% acima do registrado no ano anterior. Essa diferença, que corresponde a R$ 282 milhões, se refere em sua maior parte a gastos decorrentes do próprio aumento do volume de serviços prestados.

Dos custos totais com serviços prestados em 2005, 78% são relacionados a gastos com pessoal, como salários, encargos, benefícios e treinamento. Os outros 22% correspondem a gastos com serviços de terceiros, manutenção de equipamentos, aluguéis, instalações, despesas gerais e depreciação. Mais de 90% da estrutura de custos da Empresa são custos variáveis, portanto relacionados ao crescimento dos negócios.

DESPESAS COMERCIAIS, GERAIS E ADMINISTRATIVAS

As despesas comerciais, gerais e administrativas foram de R$ 60 milhões, o que representa um crescimento de 15% (R$ 8 milhões) em relação a 2004. Dessa quantia, R$ 7 milhões são referentes ao aumento dos gastos com pessoal, serviços especializados, marketing e demais despesas gerais para suportar as áreas de apoio ao crescimento do negócio.

Custo dos Serviços Prestados _ R$ milhões

Cost of Services _ R$ million



COST OF SERVICES

Cost of services totaled to R$856 million, a 49% growth in comparison to the amount recorded in the previous year. Most of this difference, equivalent to R$282 million, refers to expenses arising from the very increase in the volume of services rendered.

Of the total cost of sales in 2005, 78% were related to expenses with personnel, such as salaries, charges, benefits and training. The other 22% corresponded to expenses with outsourced services, equipment maintenance, rent, facilities, overhead and depreciation. Over 90% of the company's cost structure consists of variable costs, which are, therefore, related to the businesses growth.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses amounted to R$60 million, corresponding to a 15% growth (R$8 million) as compared to 2004. Of this amount, R$7 million are related to the increase of the expenses with personnel, specialized services, marketing and other general expenses to support the areas that foster business growth.

A Contax apresentou em 2005 o melhor resultado desde o início de suas operações. O aumento do volume de serviços prestados e a gestão contínua do negócio contribuíram de forma decisiva para a expansão de seus principais indicadores.

In 2005 Contax recorded its best ever performance. Increased volume and conscientious business management played a decisive role in the improvement of its main indicators.

EBITDA

O aumento do volume de serviços prestados em 2005 teve impacto positivo sobre a receita da Companhia e levou-a a atingir um Ebitda (que mede o lucro antes do pagamento de juros, impostos e depreciações) de R$ 159 milhões em 2005, superior em 200% ou R$ 106 milhões ao de 2004. A margem Ebitda foi de 15,2%.

EBITDA _ R$ milhões e Margem EBITDA %
EBITDA _ R$ million and EBITDA margin (%)



DEPRECIAÇÃO

A depreciação do negócio de *contact center* aumentou em R$ 16 milhões, passando de R$ 22 milhões em 2004 para R$ 38 milhões em 2005. Esse aumento é decorrente dos investimentos realizados para suportar o crescimento do negócio nos anos de 2004 e 2005.

RESULTADO NÃO-OPERACIONAL

A Contax vendeu alguns ativos não mais utilizados e reconheceu a perda por obsolescência de alguns equipamentos que deixaram de ser operacionais. Essas decisões resultaram em um lucro não-operacional de R$ 200 mil.

Em 2004, havia sido realizada uma provisão para ajuste a valor de mercado, no montante de R$ 36 milhões, referente a benfeitorias em edificação no Rio de Janeiro, prédio construído originalmente para abrigar as atividades descontinuadas de data center.

RESULTADO DE IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL

Os valores provisionados para pagamento de Imposto de Renda e Contribuição Social foram de R$ 50 milhões, em linha com os valores determinados pela legislação vigente.

Em função do ajuste a valor de mercado do prédio no Rio de Janeiro já mencionado, foi realizada em 2004 uma provisão de R$ 12 milhões referente ao crédito de Imposto de Renda e Contribuição Social Sobre Lucro Líquido à alíquota de 34%.

RESULTADO LÍQUIDO

A Companhia apresentou lucro líquido de R$ 81 milhões durante o exercício, incrementando o seu resultado em R$ 99 milhões na comparação com 2004. Tal resultado foi influenciado positivamente pela melhora da margem operacional, pelo aumento do resultado financeiro em R$ 29 milhões e pelo efeito da provisão para ajuste a valor de mercado de imóvel realizada em 2004 (R$ 36 milhões menos crédito fiscal de R$ 12 milhões), deduzido o efeito no Imposto de Renda e Contribuição Social dos itens citados acima.

EBITDA

The increase in the volume of services provided in 2005 had a positive impact on the Company's revenues and resulted in an Ebitda (earnings before the payment of interest, taxes and depreciation) amounting to R$159 million in 2005, a growth in excess of 200%, or R$106 million, in relation to 2004. EBITDA margin was 15.2%.

DEPRECIATION

The depreciation of the contact center business increased R$16 million, from R$22 million in 2004 to R$38 million in 2005. This growth was due to the investments carried out to support the expansion of the business in the years of 2004 and 2005.

NON-OPERATING INCOME

Contax sold some assets that are no longer used and recognized the loss by obsolescence of certain equipment that are no longer operational. These decisions resulted in a non-operating income of R$200,000.

In 2004, it was made a provision to reflect the market value in the amount of R$36 million, related to improvements carried out in a building in Rio de Janeiro, originally made to host the data center discontinued operations.

INCOME TAX AND SOCIAL CONTRIBUTION RESULT

The amounts provided for the payment of Income Tax and Social Contribution tax totaled R$50 million, in line with the amounts set forth by the legislation in force.

Due to the above-mentioned adjustment to market value of the property in Rio de Janeiro, a provision of R$12 million was recorded in 2004 related to the Income and Social Contribution Tax credits at the rate of 34%.

NET INCOME

The Company's net income during the year amounted to R$81 million, increasing its income in R$99 million in comparison with 2004. Such a result was positively impacted by the improvement of the operational margin, by the R$29 million increase in the financial results, and provision to reflect the market value of a building in 2004 (R$36 million offset by income tax benefit of R$12 million), offset by Income tax and Social Contribution on the effects of the above.



200%

foi o crescimento do resultado Ebitda entre 2004 e 2005.

EBITDA reached a 200% growth from 2004 to 2005.

INVESTIMENTOS

A Contax realizou em 2005 investimentos da ordem de R$ 90 milhões, dos quais a maior parte foi destinada à ampliação de instalações em função do aumento do volume de negócios. Além de construir um novo site em Minas Gerais (Contorno), a Companhia expandiu unidades em Fortaleza, São Paulo (Paulista) e Rio de Janeiro (Mackenzie). Houve também investimentos na manutenção das instalações já existentes.

09. INVESTMENTS

In 2005, Contax carried out investments in the amount of R$90 million, of which the largest part was allocated to the expansion of facilities due to the increase in the business volume. In addition to building a new site in Minas Gerais (Contorno), the Company expanded some units in Fortaleza, São Paulo (Paulista) and Rio de Janeiro (Mackenzie). There were also investments in the maintenance of the existing facilities.

Evolução dos Investimentos _ R$ milhões

Investments Evolution _ R$ million



2001	2002	2003	2004	2005
31	59	37	98	90

R$90

milhões foi o investimento da Contax em 2005.

Capex of R$90 million in 2005.



Na busca por tecnologia de ponta, foram realizados investimentos de vulto na renovação tecnológica e no desenvolvimento de soluções próprias, como o discador Contax (que automatiza a realização de ligações), o sistema Contax de front end (sistema de *contact center* parametrizável e adaptável às necessidades do cliente para uso em cobrança, venda, atendimento e retenção) e a URA ativa Contax (as Unidades de Resposta Audível permitem uma maior automatização de alguns serviços de *contact center*, ao utilizarem mensagens gravadas). Por um lado, esses investimentos permitem que a Companhia ganhe autonomia no desenvolvimento de serviços customizados e, por outro, que reduza suas despesas com pagamento e renovação de licenças de software.

Em 2006 serão feitos investimentos adicionais para atender ao crescimento operacional previsto, garantir as renovações tecnológicas e reinvestimentos de infra-estrutura, além de desenvolvimento de novos projetos específicos.

While pursuing state-of-the-art technology, substantial investments were made in the technological renovation and in the development of in-house solutions, such as the Contax dialer (that automates telephone calls), the Contax front-end system (a contact center system measurable and adaptable to the customer's needs to be used in debt collection, sales, customer service and retention) and the Contax active IVR (the Interactive Voice Response allow for a higher automation of some contact center services, by using recorded messages). On the one hand, these investments enable the Company to gain independence in the development of customized services and, on the other hand, they allow it to reduce its expenses with the payment and renewal of software licenses.

In 2006, the Company will make additional investments to meet the expected operational growth, ensure the technological renovations and infrastructure re-investments, in addition to the development of new specific projects.







A Contax construiu em 2005 um novo site em Minas Gerais e reformou e ampliou as unidades em Fortaleza, São Paulo e Rio de Janeiro. Além disso, fez grandes investimentos em tecnologia, com ênfase no desenvolvimento de soluções próprias que lhe garantam maior autonomia no desenvolvimento de serviços customizados e menores custos operacionais.

Contax built a new unit in Minas Gerais and refurbished and expanded the Fortaleza, São Paulo and Rio de Janeiro units in 2005. The Company also invested heavily in technology, especially in the development of its own solutions, allowing lower operating costs and greater autonomy in the development of customized services.



10.

PERFIL E VALORES

PERFIL

A Contax é uma sociedade anônima de capital aberto especializada em desenvolver, implementar e operar *contact centers* complexos. Em 2005, tornou-se líder de mercado no Brasil, com receita bruta superior a R$ 1,1 bilhão. Sua atuação está focada, principalmente, nos segmentos de serviço de atendimento ao cliente (SAC), telemarketing e recuperação de crédito.

A posição de liderança ocupada pela Companhia foi alcançada graças à combinação de investimento pesado em tecnologia e qualificação, incentivo constante a seus quase 50 mil funcionários para a obtenção de resultados e parceria com o cliente na busca de soluções integradas de relacionamento.

10. PROFILE AND VALUES

PROFILE

Contax is a publicly-held corporation specialized in developing, implementing and operating complex contact centers. In 2005, it became the market leader in Brazil, with gross revenues in excess of R$1.1 billion. It is primarily focused on the segments of customer service departments (CSD), telemarketing and credit recovery.

The leading position of the Company was obtained due to the combination of heavy investment in technology and training, constant incentive for its almost 50,000 employees, in order to obtain results, and partnership with the customer to find integrated relationship solutions.


a gente assina embaixo.



VALORES

Na Contax, os Nossos Valores são a filosofia seguida diariamente. A Empresa acredita na importância dessa forma de pensar e agir para satisfazer e ser percebida por seus diversos públicos, destacando colaboradores e clientes. Aplicando os Nossos Valores direcionamos a nossa missão, através do trabalho ético, motivado e criativo, alcançando resultados cada vez mais efetivos. A seguir destacamos os pilares que se baseia a nossa filosofia.

Busca por excelência – O conhecimento da Companhia, seu maior ativo, é obtido no dia-a-dia das pessoas. Logo, deve-se estimular a difusão e a transparência das informações, a padronização de processos e os instrumentos que mantenham o processo de acúmulo e compartilhamento de conhecimento ativo.

Meritocracia – Radical e ampliada em todos os níveis, é a pedra fundamental da política de gente.

VALUES

At Contax, Our Values are complied with on a daily basis. The Company believes in the importance of this way of thinking and acting to satisfy, and be perceived by, its several audiences, specially its employees and customers. By adopting Our Values, we direct our mission, through a creative, ethical and motivated work, achieving increasingly more effective results. The main foundations on which our philosophy is based are highlighted below.

Pursuit for excellence – The Company's know-how, its biggest asset, is obtained by dealing with people on a daily basis. Therefore, one should promote the dissemination and transparency of information, the standardization of procedures and the instruments that maintain the process of accumulation and sharing of active knowledge.

Meritocracy – Pervasive and expanded to all levels, it is the cornerstone of our "people" policy.






3.200
pessoas foram
promovidas em 2005.

In 2005, the Company
promoted 3,200 employees.

Time – Nosso ambiente deve valorizar a simplicidade, o entusiasmo, a auto-realização e o respeito pelas pessoas, não cabendo nenhuma forma de manifestação que destaque o indivíduo em relação ao time.

Confiança – As pessoas têm total autoridade para exercer adequadamente suas responsabilidades. As pessoas têm direito de ter estas responsabilidades claramente definidas e dever de total lealdade à Companhia.

Dividir o sucesso – A geração de valor da Companhia deve ser repartida com seus colaboradores, em busca de um alinhamento perfeito de interesses; essa divisão deve ser estabelecida conforme o mérito dos colaboradores.

Integridade – O comportamento que não atende aos mais altos padrões éticos e profissionais deve ser extirpado, independentemente da magnitude da falta.

Excelência de gente – A excelência da Companhia só pode ser alcançada por meio da excelência das pessoas. Daí a importância de recrutar as melhores pessoas, propor a elas desafios, encorajá-las a tomar riscos, a ousar, a cultivar um incansável desejo de aprender para fazer as coisas cada dia melhor. Não existe verdadeiro líder sem sucessores.

Simplicidade – Fazer as coisas de forma simples, pois é necessário ser simples para fazer rápido e é necessário ser rápido para vencer.

Regra do patrão – Regra número 1: o cliente tem sempre razão. Regra número 2: se o cliente não tiver razão, leia a regra número 1.

Paranóia pelo resultado – O lucro é a única fonte geradora de recursos que assegura a continuidade da vida da Companhia, sua força, sua modernização e seu crescimento. Deve-se manter continuamente um clima de guerra na busca incansável pela eficiência que se traduz em liderança absoluta de custos e produtividade e que só pode ser obtida pela gerência do dia-a-dia de todas as pessoas.

Team – Our environment must promote simplicity, enthusiasm, self-fulfillment and respect for the people, and under no circumstances should the individual be singled out in relation to the team.

Trust – People have full authority to exercise their responsibilities adequately. People are entitled to have these responsibilities clearly defined and owe total loyalty to the Company.

Share the success – The Company's generation of value must be shared with its employees, in order to achieve a perfect alignment of interests. This sharing must be set forth according to the merit of the employees.

Integrity – The behavior that does not comply with the highest ethical and professional standards must be extirpated, regardless of the magnitude of the fault.

Excellence of the people – The Company's excellence can only be achieved through the excellence of its people. Hence the importance of recruiting the best people, offering them challenges, encouraging them to take chances, to dare, to nurture a relentless wish to learn how to make things increasingly better. There is no true leader without successors.

Simplicity – To make things the simple way, because it is necessary to be simple in order to be rapid, and it is necessary to be rapid in order to win.

Rule of the Boss – Rule number 1: the customer is always right. Rule number 2: if the customer is not right, read rule number 1.

Obsession for results – Profit is the only generating source of funds to ensure the continuity of the Company's life, its strength, modernization and growth. A belligerent atmosphere must be continuously maintained in the relentless search for efficiency that translates into absolute leadership in terms of costs and productivity and that can only be obtained by the daily management of everybody.

A disseminação de um conjunto de valores que inclui a busca pela excelência, time e paranóia pelo resultado contribui para a formação da cultura da organização e para o êxito da Contax. A Companhia espera de seus funcionários a realização de um trabalho ético, motivado e criativo, voltado fundamentalmente para servir bem seus clientes.

Our success and corporate culture are founded on values such as the pursuit of excellence, teamwork and a strong drive towards results. The Company expects its employees to be guided by ethics, motivation and creativity in order to ultimately provide clients with excellent service.

11. PRÊMIOS 2005 E CERTIFICAÇÃO

V PRÊMIO ABT – OURO

Concedido por:

ABT – Associação Brasileira de Telemarketing

Categoria:

Melhor contribuição tecnológica, com o case

"Voice Message"

V PRÊMIO ABT – PRATA

Concedido por:

ABT – Associação Brasileira de Telemarketing

Categoria:

Melhor contribuição tecnológica,

com o case "Roteamento Inteligente"

PRÊMIO 100 MAIORES DE TELECOMUNICAÇÕES 2005

Concedido por:

IDG – International Data Group

Categoria:

Maior Empresa em Terceirização de Call Center

para o setor privado

PRÊMIO ABERJE REGIONAL RIO

Concedido por:

Aberje – Associação Brasileira

de Comunicação Empresarial

Categoria:

E-news Interno, com o boletim eletrônico

semanal e-Contax

PRÊMIO ABERJE REGIONAL RIO

Concedido por:

Aberje – Associação Brasileira

de Comunicação Empresarial

Categoria:

Jornal Mural

PRÊMIO COMPUTERWORLD – DESTAQUE

Concedido por:

Jornal Computerworld

Categoria:

Call Center, da edição especial

"100 Maiores Serviços Corporativos"

XI PRÊMIO ABEMD

Concedido por:

ABEMD – Associação Brasileira

de Marketing Direto

Categoria:

Geral, com o case "Pesquisa de satisfação

norteando o atendimento a clientes empresariais,

de cliente de telefonia fixa"

CERTIFICAÇÃO

A Contax é uma Empresa certificada pela

Norma ISO 9001:2000 desde 14 de dezembro de

1999. Essa certificação é dada pelo organismo

independente Lloyd's Register Quality Assurance

11. 2005 AWARDS AND CERTIFICATION

5TH ABT AWARD – GOLD
Awarded by:
ABT – Associação Brasileira de Telemarketing
(Brazilian Telemarketing Association)
Category:
Best technology contribution – Voice Message case

5TH ABT AWARD – SILVER
Awarded by:
ABT – Associação Brasileira de Telemarketing
(Brazilian Telemarketing Association)
Category:
Best technology contribution – Intelligent Routing case

2005'S 100 LARGEST TELECOMMUNICATION COMPANIES
Awarded by:
IDG – International Data Group
Category:
Largest Private Outsourcing Call Center Company

ABERJE AWARD RIO DE JANEIRO BRANCH
Awarded by:
Aberje – Associação Brasileira de Comunicação Empresarial
(Brazilian Corporate Communication Association)
Category:
Internal E-news, e-Contax weekly eletronic bulletin

ABERJE AWARD RIO DE JANEIRO BRANCH
Awarded by:
Aberje – Associação Brasileira de Comunicação Empresarial
(Brazilian Corporate Communication Association)
Category:
Wall Journal

COMPUTERWORLD – DISTINCTION
Awarded by:
Computerworld Journal
Category:
Call Center, especial edition "Top 100 in Corporate Services"

11TH ABEMD AWARD
Awarded by:
ABEMD – Associação Brasileira de Marketing Direto
(Brazilian Direct Marketing Association)
Category:
General – Case: "Satisfaction research guiding the services for corporate clients, Telecom clients"

CERTIFICATION
Contax is ISO 9001:2000 certified since December 14, 1999.
This certification is provided by the independent company
Lloyd's Register Quality Assurance.

12.

GLOSSÁRIO

A

Absenteísmo – Termo usado para designar a ausência de um funcionário no trabalho, seja por falta ou atraso.

Acionista majoritário – Acionista que detém uma quantidade de ações com direito a voto, que lhe permite manter o controle acionário de uma empresa. É também chamado de acionista controlador.

Acionista minoritário – Acionista detentor de uma quantidade de ações insuficiente para exercer o controle acionário de uma empresa.

Ação ordinária – Título representativo da menor parcela em que se divide o capital social de uma sociedade anônima, que confere a seu titular o direito de voto em assembléia.

Ação preferencial – Título representativo da menor parcela em que se divide o capital social de uma sociedade anônima, que confere a seu titular prioridade no recebimento dividendos. Em geral, não concede direito a voto em assembléia.

American Depositary Receipt (ADR) – Recibo de ações de companhia não sediada nos Estados Unidos, emitido por um banco e custodiado em banco norte-americano. Instrumento de negociação criado para que emitentes de títulos cotados em outros países atendessem às normas e regulamentos norte-americanos de registro de títulos, e para facilitar o acesso às informações da companhia e o recebimento de dividendos por parte de investidores dos Estados Unidos.

Agência Nacional de Telecomunicações (Anatel) – Órgão regulador do setor de telecomunicações no Brasil.

Assembléia geral extraordinária (AGE) – Reunião de acionistas de uma companhia convocada para discutir e deliberar sobre assuntos de interesse social, exceto os pertinentes à Assembléia Geral Ordinária.

Assembléia geral ordinária (AGO) – Reunião de acionistas de uma companhia com convocação anual obrigatória para tratar assuntos como: tomada de contas dos administradores; exame e votação das demonstrações financeiras; destinação dos lucros e distribuição de dividendos; eleição dos administradores e Conselho Fiscal.

Atendente – Operador/operadora do call center, que trabalha em uma PA (posição de atendimento) e interage diretamente com usuários via telefone, carta, fax, e-mail e internet.

B

Bolsa de Valores de São Paulo (Bovespa) – Entidade sem fins lucrativos, de propriedade de suas corretoras-membros. A negociação na bolsa é limitada às corretoras membros e a um número restrito de não-membros devidamente autorizados.

C

Call center – É uma central onde chamadas telefônicas são processadas ou recebidas, em alto volume, com objetivos ligados às funções de vendas, marketing ativo e receptivo, serviço de atendimento ao cliente, suporte técnico, cobrança, retenção e qualquer outra atividade administrativa especializada.

Comissão de Valores Mobiliários (CVM) – Autarquia Federal que disciplina e fiscaliza o mercado de valores mobiliários.

Companhia aberta – Empresa que tem suas ações registradas em órgãos reguladores do mercado de capitais.

12. GLOSSARY

A

Absenteeism – Term used to designate the absence of an employee from work, whether due to nonattendance or delay.

Major shareholder – A shareholder who owns an amount of shares with voting rights that enables him/her to maintain the shareholding control of a company. Also called controlling shareholder.

Minority shareholder – A shareholder who owns an amount of shares insufficient to exercise the shareholding control of a company.

Common share – A security representing the smaller portion in which the capital stock of a corporation is divided and that grants its owner a voting right at a meeting of shareholders.

Preferred share – A security representing the smaller portion in which the capital stock of a corporation is divided and that grants its owner a priority in the receipt of dividends. In general, it does not grant voting rights at a meeting of shareholders.

American Depositary Receipt (ADR) – A receipt of shares of a company that is not headquartered in the United States, issued by a bank and held in custody by a US bank. This is a tradable instrument created so that issuers of securities listed in other countries fulfill the US rules and regulations for the registration of securities, facilitating the access to the company's information and the receipt of dividends by US investors.

Brazilian National Telecoms Agency (Agência Nacional de Telecomunicações, Anatel) – Brazil's telecoms regulatory agency.

Extraordinary Shareholders' Meeting – Meeting of shareholders of a company held to discuss and decide on issues of corporate interest, except those pertinent to the Annual Shareholders' Meeting.

Assembléia geral ordinária (AGO) – Reunião de acionistas de uma companhia com convocação anual obrigatória para tratar assuntos como: tomada de contas dos administradores; exame e votação das demonstrações financeiras; destinação dos lucros e distribuição de dividendos; eleição dos administradores e Conselho Fiscal.

Assistant – Call center operator, who works in a WS (customer service position) and interacts directly with users via telephone, letter, fax, e-mail and the Internet.

B

São Paulo Stock Exchange (Bolsa de Valores de São Paulo, Bovespa) – A nonprofit entity owned by its broker members. The trading on the stock exchange is limited to the broker members and a limited number of non-members duly authorized.

C

Call center – It is the center where telephone calls are processed or received, in high volume, with goals connected to the functions of sales, outbound and inbound marketing, customer service, technical support, debt collection, retention and any other specialized managerial activity.

Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, CVM) – A federal governmental agency that regulates and monitors the Brazilian securities market.

Publicly-held Company – A company whose shares are registered at the regulatory bodies of the capital markets.

Conselho de administração – Órgão da Administração da companhia formado por, no mínimo, três membros e acionistas, que são, em sua maioria, membros não pertencentes ao corpo de diretores, e tem entre suas principais atribuições fixar a orientação geral dos negócios da companhia e fiscalizar a gestão da diretoria.

Conselho fiscal – Órgão que fiscaliza a situação financeira da empresa. É constituído por, no mínimo, três e, no máximo, cinco membros efetivos, e suplentes em igual número, sendo que seus membros não pertencem à administração da companhia.

Contact center – É a evolução do call center, pois atende não só chamadas telefônicas, como também de outros canais de contato como e-mail, fax, cartas ou qualquer forma de interação virtual com o cliente.

Customizar – Desenvolver um produto ou serviço de acordo com as necessidades específicas de um cliente.

Customer Relationship Management (CRM) – Programa de gerenciamento de relacionamento com o cliente, por meio do qual a empresa procura identificar as necessidades do consumidor final de seus clientes.

Cross-selling – Venda cruzada de produtos complementares aos já adquiridos por um cliente.

D

DAC (Distribuidor Automático de Chamadas) – É um sistema que atende chamadas automaticamente, ordenando-as por ordem de entrada e direcionando-as para os agentes que estejam disponíveis.

Depreciação – Redução periódica do valor contábil dos bens de uma empresa, em função de desgaste, avanço tecnológico, e outras causas afins.

Discador – Sistema que automatiza a realização de ligações telefônicas.

Discador preditivo – Sistema que automatiza a realização de ligações telefônicas, utilizando algoritmos estatísticos de predição para buscar a melhor relação entre quantidade de chamadas efetuadas x demanda em função de agentes disponíveis.

E

EBITDA – Do inglês "Earnings Before Interest, Taxes, Depreciation and Amortization", no Brasil é também conhecido como Lajida, que significa lucro antes dos juros, impostos, depreciação e amortização.

F

Filtro de mailing – Equipamento que possibilita uma triagem entre os possíveis consumidores a serem abordados, conforme os serviços que podem interessá-los ou sua capacidade de aquisição.

Front end – Sistema de *contact center* parametrizável e adaptável às necessidades do cliente para uso em cobrança, venda, atendimento e retenção.

G

Governança corporativa – Práticas e relacionamentos entre acionistas/cotistas, Conselho de administração, diretoria, auditoria independente e Conselho fiscal, com a finalidade de otimizar o desempenho da empresa e facilitar o acesso ao capital. Essas práticas abrangem os assuntos relativos ao poder de controle e direção de uma empresa, bem como as diferentes formas e esferas de seu exercício e os diversos interesses que, de alguma forma, estão ligados à vida das sociedades comerciais.

Gap – Falha.

L

Lucro líquido – Lucro bruto menos depreciação, despesas não-operacionais, imposto de renda e participações diversas. A partir do lucro líquido calcula-se o dividendo a pagar.

Board of Directors – the Administrative Body of the Company consisting of at least three members, shareholders, who are not, in their majority, members of the Executive Board, and whose main tasks are to define the general guidance of the company's businesses and to monitor the management of the Executive Officers.

Fiscal Council – a body that monitors the financial situation of the Company. It consists of at least three and at most five effective members, and alternates in equal number, and its members do not belong to the Company's management.

Contact center – it is the evolution of the call center, since not only it serves to respond to telephone calls, but also encompasses other contact channels, such as e-mail, fax, letters or any other form of virtual interaction with the Customer.

Customize – to develop a product or service in accordance with the specific needs of a customer.

Customer Relationship Management (CRM) – relationship management program with the customer, through which the Company tries to identify the needs of the end consumer of its customers.

Cross-selling – cross-selling of products complementary to those already acquired by a customer.

D

ACD (Automatic Calls Distributor) – System that automatically answers calls, sorts them by incoming order and directs them to available operators.

Depreciation – periodic reduction in the book value of a company's assets, due to deterioration, technological advance, and other similar reasons.

Dialer – a system that automates the placement of telephone calls.

Predictive Dialer – a system that automates the placement of telephone calls, using statistical prediction algorithms to search for the best ratio between volume of calls made and the demand in relation to the agents available.

E

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization.

F

Mailing Filter – a piece of equipment that allows the selection among potential consumers to be approached, according to the services that may interest them or their acquisition capacity.

Front end – a contact center system measurable and adaptable to the customer's needs to be used in debt collection, sales, customer service and retention initiatives.

G

Corporate Governance – practices and relationships among shareholders/owners of shares of interest, the Board of Directors, senior management, independent audit and Fiscal Council, with the purpose of optimizing the performance of the Company and facilitating access to capital. These practices include subjects related to the controlling power and management of the Company, as well as the different forms and levels of exercising it and the several interests that, somehow, are connected to the life of commercial companies.

Gap – Error.

L

Net Income – Gross income less depreciation, non-operating expenses, income tax and various shareholdings. The dividend to be paid is calculated based on the net income.

M

Margem EBITDA – Equivale ao EBITDA dividido pela receita líquida, expresso em percentual.

N

No breaks paralelo redundantes – Equipamento de fornecimento ininterrupto de energia através de conjuntos de baterias, instalados ainda aos pares, com total redundância no caso de paralisação de um dos equipamentos.

P

PDCA – Modelo de gestão, cuja sigla significa plan (planejar); do (fazer); check (checar) e action (agir).

Posição de atendimento (PA) – Estação de trabalho onde o operador de *contact center* recebe ou realiza chamadas. É composta por um terminal telefônico conectado a um computador, além da mobília (cadeira e divisórias), headset e discador.

Prospects – São clientes que não fazem parte da base de clientes atual do contratante. São potenciais clientes.

R

Receita bruta – Valor total das vendas de produtos ou serviços de uma empresa, o mesmo que faturamento bruto.

Receita líquida – Receita bruta menos impostos incidentes sobre as vendas e descontos.

Retenção – Serviço cujo objetivo é evitar o cancelamento de produtos e serviços ou a perda do cliente.

S

Sarbanes-Oxley – Lei norte-americana, aplicável também a empresas não-americanas registradas na SEC (Securities and Exchange Commission), órgão regulador do mercado de capitais norte-americano, que impõe uma série de regras de governança corporativa, entre as quais a certificação de demonstrações financeiras. Seu objetivo é proteger os investidores contra possíveis fraudes contábeis.

Spin-off – Cisão.

Securities and Exchange Commission (SEC) – Organismo regulador do mercado de capitais nos Estados Unidos criado em 1934 com o objetivo de proteger investidores e manter a integridade dos mercados de valores mobiliários.

Serviços de atendimento ao cliente (SAC) – Estrutura de atendimento ao consumidor, muitas vezes baseada em um call center, com o objetivo de registrar eventuais problemas com produtos e serviços e encaminhar sua solução. No Brasil, os SACs foram criados no início de década de 90, para atender às exigências do Código de Defesa do Consumidor.

Short messages – Serviços de mensagens curtas.

Site – Como são chamadas as unidades operacionais de *contact center*.

Skill – Habilidade.

T

Telemarketing – Conjunto de estratégias de divulgação e vendas de produtos e serviços pelo telefone, podendo ser ativo (o vendedor do produto ou do serviço entra em contato com o cliente para oferecer-lhe algo) e receptivo (se limita ao recebimento de ligações).

U

Up-selling – Upgrade em uma venda realizada.

Unidade de resposta audível (URA) – Equipamento que permite prover atendimento automático aos clientes, evitando passar aos atendentes chamadas rotineiras.

V

Voice mail – Aplicativo ou dispositivo que permite receber, editar, encaminhar, ouvir e criar mensagens de voz gravadas, tanto em sistemas telefônicos quanto em microcomputadores integrantes de uma rede.

M

EBITDA Margin – equivalent to the EBITDA divided by net revenues, expressed as a percentage.

N

Redundant parallel UPSs – equipment that provides an uninterrupted power supply through a set of batteries, installed in pairs, with total redundancy in case of failure of one of the equipment.

P

PDCA – management model, whose acronym means Plan, Do, Check and Act.

Customer Service Position (WS) – workstation where the contact center operator receives or makes calls. It consists of a telephone receiver connected to a computer, in addition to furniture (chair and dividers), headset and dialer.

Prospects – end customers who are not part of the current customer base of the contracting customer. They are potential customers.

R

Gross Revenues – total value of a company's sales of products or services. The same as gross sales.

Net Revenues – gross revenues less taxes on sales and discounts.

Retention – a service whose goal is to avoid the cancellation of products and services or the loss of the customer.

S

Sarbanes-Oxley Act – US legislation, also applicable to non-US companies registered at the SEC (Securities and Exchange Commission), the regulatory body of the US capital markets, which enforces a series of corporate governance rules that include the certification of financial statements. It is aimed at protecting investors against accounting frauds.

Spin-off – a form of corporate divestiture that results in a subsidiary or division becoming an independent company.

Securities and Exchange Commission (SEC) – the regulatory body of the capital markets in the United States created in 1934 aimed at protecting investors and keeping the integrity of the securities markets.

Customer Service Department (CSD) – a consumer service structure, many times based on a call center, aimed at registering occasional issues with products and services and at finding their solution. In Brazil, the CSDs were created in the beginning of the 1990s, to meet the requirements of the Code of Consumer Rights.

Short messages – short message services.

Site – name given to the operational contact center units.

Skill – ability.

T

Telemarketing – a strategy of dissemination and sales of products and services by telephone, that can be outbound (the salesperson of the product or service gets in touch with the customer to offer him/her something) or inbound (limited to receiving calls).

U

Up-selling – upgrade in a sale made.

Interactive Voice Response (IVR) – a piece of equipment that allows the provision of automatic customer service, avoiding transferring routine calls to operators.

V

Voice mail – application or device that enables the user to receive, edit, forward, listen and create recorded voice messages, both in telephone systems and in computers integrated to a network.

13.

INFORMAÇÕES CORPORATIVAS

RIO DE JANEIRO
Passeio (Matriz)
Rua do Passeio, 42
Cinelândia – Rio de Janeiro – RJ
CEP 20021 290

Niterói
Rua São Pedro, 128
Centro – Niterói – RJ
CEP 24020 055

Assembléia
R. da Assembléia, 100
Andares 4, 5, 15, 16, 23 e 26
Centro – Rio de Janeiro – RJ
CEP 20011 000

Mackenzie
Rua Alexandre Mackenzie, 69 e 75
Centro – Rio de Janeiro – RJ
CEP 20221 410

SÃO PAULO
Antártica
Av. Antártica, 233
Barra Funda – São Paulo – SP
CEP 01141 901

Paulista
Av. Paulista, 2.073/Sobreloja – Conjunto Nacional
Bela Vista – São Paulo – SP
CEP 01311 300

MINAS GERAIS
Prado
Rua dos Pampas, 484
Prado – Belo Horizonte – MG
CEP 30410 580

Nova Lima
Av. Alameda da Serra, 975
Vale do Sereno – Nova Lima – MG
CEP 34000 000

Contorno
Av. do Contorno, 11.190
Centro – Belo Horizonte – MG
CEP 30110 150

BAHIA
Campo da Pólvora
Rua Professora Anfrísia Santiago, 212
Campo da Pólvora – Salvador – BA
CEP 40055 120

Comércio
Rua Lauro Müller, s/n
Comércio – Salvador – BA
CEP 40015 030

CEARÁ
Fortaleza
Av. Borges de Mello, 1.677
Bairro de Fátima – Fortaleza – CE
CEP 60415 510

PERNAMBUCO
Recife
Rua Joaquim Felipe, 149
Boa Vista – Recife – PE
CEP 50050 340

RIO GRANDE DO SUL
Porto Alegre
Rua Silvério, 1.111 – 2° andar
Bairro Santa Tereza – Porto Alegre – RS
CEP 90850 000

DISTRITO FEDERAL
Brasília
SEPN Quadra 504, bl. A, n° 100 – Cobertura
Asa Norte – Brasília – DF
CEP 70738 900

13. CORPORATE INFORMATION

RIO DE JANEIRO
Passeio (Headquarters)
Rua do Passeio, 42
Cinelândia – Rio de Janeiro – RJ
ZIP 20021 290

Niterói
Rua São Pedro, 128
Centro – Niterói – RJ
ZIP 24020 055

Assembléia
R. da Assembléia, 100
Andares 4, 5, 15, 16, 23 e 26
Centro – Rio de Janeiro – RJ
ZIP 20011 000

Mackenzie
Rua Alexandre Mackenzie, 69 e 75
Centro – Rio de Janeiro – RJ
ZIP 20221 410

SÃO PAULO
Antártica
Av. Antártica, 233
Barra Funda – São Paulo – SP
ZIP 01141 901

Paulista
Av. Paulista, 2.073/Sobreloja – Conjunto Nacional
Bela Vista – São Paulo – SP
ZIP 01311 300

MINAS GERAIS
Prado
Rua dos Pampas, 484
Prado – Belo Horizonte – MG
ZIP 30410 580

Nova Lima
Av. Alameda da Serra, 975
Vale do Sereno – Nova Lima – MG
ZIP 34000 000

Contorno
Av. do Contorno, 11.190
Centro – Belo Horizonte – MG
ZIP 30110 150

BAHIA
Campo da Pólvora
Rua Professora Anfrísia Santiago, 212
Campo da Pólvora – Salvador – BA
ZIP 40055 120

Comércio
Rua Lauro Müller, s/n
Comércio – Salvador – BA
ZIP 40015 030

CEARÁ
Fortaleza
Av. Borges de Mello, 1.677
Bairro de Fátima – Fortaleza – CE
ZIP 60415 510

PERNAMBUCO
Recife
Rua Joaquim Felipe, 149
Boa Vista – Recife – PE
ZIP 50050 340

RIO GRANDE DO SUL
Porto Alegre
Rua Silvério, 1.111 – 2° andar
Bairro Santa Tereza – Porto Alegre – RS
ZIP 90850 000

DISTRITO FEDERAL
Brasília
SEPN Quadra 504, bl. A, n° 100 – Cobertura
Asa Norte – Brasília – DF
ZIP 70738 900

DEMONSTRAÇÕES FINANCEIRAS 2005

contax

BALANÇOS PATRIMONIAIS
Em 31 de dezembro – Em milhares de reais

Ativo	Nota	Controladora 2005	Controladora 2004	Consolidado 2005	Consolidado 2004
Circulante					
Disponibilidades	9	89.246	58.797	229.488	85.152
Contas a receber				32.843	39.039
Tributos diferidos e a recuperar	10	6.655	171	45.757	22.352
Bens destinados à venda	11				17.211
Despesas antecipadas e demais ativos		8		4.121	3.987
		95.909	58.968	312.209	167.741
Realizável a longo prazo					
Empréstimos com controlada	18		25.345		
Tributos diferidos e a recuperar	10			25.880	46.784
Depósitos judiciais				3.784	1.277
Créditos a receber	15			13.087	7.020
Demais ativos				127	
			25.345	42.878	55.081
Permanente					
Investimento em controlada	12	269.357	197.606		
Imobilizado	13			225.840	178.469
Diferido					745
		269.357	197.606	225.840	179.214
Total do ativo		365.266	281.919	580.927	402.036

As notas explicativas da administração são parte integrante das demonstrações financeiras.

Passivo e patrimônio líquido	Nota	Controladora		Consolidado	
		2005	2004	2005	2004
Circulante					
Fornecedores		90	9	52.787	33.048
Salários, encargos sociais e benefícios				101.267	64.783
Tributos a recolher	14	4.583	581	36.679	11.299
Dividendos propostos	16	13.469	1.359	13.469	1.359
Demais obrigações		1		685	462
		18.143	1.949	204.887	110.951
Exigível a longo prazo					
Provisões para contingências	15			28.917	10.856
Demais obrigações			84		343
			84	28.917	11.199
Patrimônio líquido	16				
Capital social		223.873	223.873	223.873	223.873
Reserva de capital		50.000	50.000	50.000	50.000
Reserva de lucros		73.250	6.013	73.250	6.013
		347.123	279.886	347.123	279.886
Total do passivo e patrimônio líquido		365.266	281.919	580.927	402.036

As notas explicativas da administração são parte integrante das demonstrações financeiras.

DEMONSTRAÇÕES DO RESULTADO
Exercícios findos em 31 de dezembro – Em milhares de reais

	Nota	Controladora 2005	2004	Consolidado 2005	Combinado reclassificado 2004
Receita operacional bruta				1.128.912	709.346
Deduções da receita bruta				(84.125)	(54.730)
Receita operacional líquida				1.044.787	654.616
Custo dos serviços prestados	4			(855.857)	(574.008)
Lucro bruto				188.930	80.608
Receitas (despesas) operacionais					
Resultado de equivalência patrimonial	12	71.751	6.175		
Comerciais, gerais e administrativas	4	(1.227)	(18)	(59.742)	(51.717)
Outras receitas (despesas) operacionais, líquidas	5	(11)	2	(12.844)	(1.801)
		70.513	6.159	(72.586)	(53.518)
Lucro operacional antes do resultado financeiro		70.513	6.159	116.344	27.090
Resultado financeiro	6	14.739	1.955	14.182	(14.325)
Lucro operacional		85.252	8.114	130.526	12.765
Resultado não-operacional	7			235	(36.375)
Lucro (prejuízo) antes do imposto de renda e da contribuição social		85.252	8.114	130.761	(23.610)
Imposto de renda e contribuição social:					
Corrente	8	(4.583)	(580)	(27.230)	(8.409)
Diferido	8			(22.862)	14.402
Lucro líquido (prejuízo) do exercício		80.669	7.534	80.669	(17.617)
Quantidade total de ações na data do balanço (milhares)		382.122	379.803		
Lucro líquido por lote de mil ações		R$ 211,11	R$ 19,84		

As notas explicativas da administração são parte integrante das demonstrações financeiras.

DEMONSTRAÇÕES DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DA CONTROLADORA
Em milhares de reais

	Capital social	Reserva de capital na subscrição de ações	Reservas de lucros Legal	Reservas de lucros Estatutária	Reservas de lucros Lucros a realizar	Lucros (prejuízos) acumulados	Total
Em 31 de dezembro de 2003	165					(162)	3
Aumento do capital social	223.708						223.708
Constituição de reserva de capital na subscrição de ações		50.000					50.000
Lucro líquido do exercício						7.534	7.534
Destinações do lucro líquido do exercício:							
Constituição de reserva legal			377			(377)	
Dividendos propostos (R$ 3,58 por lote de mil ações)						(1.359)	(1.359)
Constituição de reserva de lucros a realizar					5.636	(5.636)	
Em 31 de dezembro de 2004	223.873	50.000	377		5.636		279.886
Lucro líquido do exercício						80.669	80.669
Destinações do lucro líquido do exercício:							
Constituição de reserva legal			4.033			(4.033)	
Constituição de reserva estatutária				57.477		(57.477)	
Dividendos propostos (R$ 35,15 por lote de mil ações)						(13.432)	(13.432)
Constituição de reserva de lucros a realizar					5.727	(5.727)	
			4.410	57.477	11.363		
Em 31 de dezembro de 2005	223.873	50.000		73.250			347.123

	2005	2004
Valor patrimonial por lote de mil ações	R$ 908,41	R$ 736,92

As notas explicativas da administração são parte integrante das demonstrações financeiras.

DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS
Exercícios findos em 31 de dezembro – Em milhares de reais

	Controladora		Consolidado	Combinado reclassificado
	2005	2004	2005	2004
Origens dos recursos				
Das operações sociais				
Lucro líquido (prejuízo) do exercício	80.669	7.534	80.669	(17.617)
Despesas (receitas) que não afetam o capital circulante:				
Resultado de equivalência patrimonial	(71.751)	(6.175)		
Depreciação			41.858	25.226
Amortização			745	746
Provisões para contingências			10.908	613
Juros e variações monetárias e cambiais de longo prazo, líquidas		(1.176)	1.000	10.017
Lucro na venda de imobilizado			(235)	
Provisão para perda sobre ativos descontinuados				36.375
Imposto de renda e contribuição social diferidos				(1.831)
	8.918	183	134.945	53.529
Dos acionistas				
Aumento de capital		223.708		40.000
Constituição de reserva de capital na subscrição de ações		50.000		50.000
Captação de recursos com empresa coligada		84		84
		273.792		90.084
De terceiros				
Transferência do ativo realizável a longo prazo para o ativo circulante	25.345		20.904	17.211
Baixa de Imobilizado (valor de venda)			642	
	25.345		21.546	17.211
Total dos recursos obtidos	34.263	273.975	156.491	160.824

	Controladora		Consolidado	Combinado reclassificado
	2005	2004	2005	2004
Aplicações de recursos				
Aumento do realizável a longo prazo		24.170	2.634	830
Participação societária na TNL Contax				
Transferência de controle acionário por parte da TNL		183.030		
Em moeda corrente nacional		8.400		
No ativo imobilizado			89.637	98.203
Redução do exigível a longo prazo	84		256	
Dividendos propostos	13.432	1.359	13.432	1.359
Transferências líquidas do exigível a longo prazo para o passivo circulante				14.857
Total dos recursos aplicados	13.516	216.959	105.959	115.249
Aumento do capital circulante	20.747	57.016	50.532	45.575
Variações no capital circulante				
Ativo circulante				
No fim do exercício	95.909	58.968	312.209	167.741
No início do exercício	58.968	5	167.741	144.648
	36.941	58.963	144.468	23.093
Passivo circulante				
No fim do exercício	18.143	1.949	204.887	110.951
No início do exercício	1.949	2	110.951	133.433
	16.194	1.947	93.936	(22.482)
Aumento do capital circulante	20.747	57.016	50.532	45.575

As notas explicativas da administração são parte integrante das demonstrações financeiras.

NOTAS EXPLICATIVAS DA ADMINISTRAÇÃO ÀS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS
em 31 de dezembro de 2005 e de 2004 – Em milhares de reais

1. Contexto operacional

A Contax Participações S.A. ("Contax Participações" ou "Companhia") é uma companhia aberta que tem como objeto social a participação em outras sociedades comerciais e civis, como sócia, acionista ou cotista, no país ou no exterior. A Companhia possui como única subsidiária a TNL Contax ("TNL Contax"), empresa de "contact center", que oferece uma variedade de serviços integrados de relacionamento entre clientes e seus consumidores, abrangendo operações de televendas, atendimento a clientes, retenção, suporte técnico, cobrança, por meio de diversos canais de comunicação, incluindo: contatos telefônicos, acesso via web, e-mail, fax, entre outros.

Reorganização societária

Contax Participações

A Contax Participações foi constituída em 31 de julho de 2000, com a razão social de Caroaci Participações S.A., fruto da cisão parcial da sociedade Poconé Participações S.A. Em dezembro de 2003, a Tele Norte Leste Participações S.A. ("TNL") adquiriu da GP Administradora de Ativos S.A., 99,9% de participação no capital da Companhia, passando a ter o seu controle acionário. Até 26 de novembro de 2004, a Contax Participações não possuía atividade operacional, bem como não possuía nenhuma companhia subsidiária.

Em 26 de novembro de 2004, a TNL divulgou Fato Relevante relacionado à aprovação, pelo seu Conselho de Administração, da separação das atividades de "contact center", operadas pela empresa controlada TNL Contax. Essa operação pode ser sumariada da seguinte forma:

- Alteração da denominação da razão social da Caroaci Participações S.A. para Contax Participações S.A. ("Contax Participações"); e
- Subscrição e integralização no montante de R$ 273.708 na Contax Participações, por parte da TNL, sendo R$ 223.708 de aumento de capital social e R$ 50.000 de constituição de reserva de capital. A origem dos recursos integralizados são: (i) transferência da totalidade das ações de emissão da TNL Contax detidas pela TNL em 31 de outubro de 2004, avaliada em R$ 126.030; (ii) transferência do crédito detido pela TNL com a TNL Contax no valor de R$ 57.678, decorrente de saldo de mútuo entre as partes, também em 31 de outubro de 2004; e (iii) integralização em moeda corrente nacional de R$ 90.000.

Dessa forma, em 26 de novembro de 2004, o controle acionário da TNL Contax foi transferido da TNL para a Contax Participações.

Em 29 de dezembro de 2004, foi aprovada em Assembléia Geral Extraordinária da TNL a transferência da totalidade do controle acionário da Contax Participações para os acionistas da TNL, sem alteração da quantidade de ações, por meio da redução do seu capital social e com a conseqüente entrega das ações da Contax Participações a todos esses acionistas, no mesmo percentual de participação desses no capital social da TNL. Decorridos 60 dias da publicação da aprovação da reorganização societária, através do registro da correspondente ata de assembléia de acionistas na junta comercial, não houve nenhuma oposição de credores ou de quaisquer partes interessadas. Dessa forma, a reorganização societária se tornou efetiva em 9 de março de 2005, consoante as práticas societárias brasileiras.

Em 17 de fevereiro de 2005, a TNL divulgou aviso aos acionistas relacionado à redução do capital social, comunicando que as informações para registrar a Contax Participações na Bolsa de Valores de São Paulo ("BOVESPA"), assim como instituir um programa de "American Depositary Receipts" ("ADR's") das ações preferenciais da Contax Participações no Mercado de Balcão dos Estados Unidos, e conseqüente registro na Securities and Exchange Commission ("SEC"), estavam sendo preparadas.

Em Assembléia Geral Extraordinária da Contax Participações, realizada em 17 de agosto de 2005, foi aprovado o desdobramento da totalidade das ações de emissão da Companhia, resultando na emissão de 2.318.240 novas ações, sendo 772.758 ordinárias e 1.545.482 preferenciais, as quais tiveram que ser atribuídas integralmente à TNL para, ato contínuo, consoante a já mencionada Assembléia Geral Extraordinária realizada em 29 de dezembro de 2004, serem entregues aos acionistas da TNL na proporção de um para um, satisfazendo assim a redução de capital acima descrita. Dessa forma, o capital social da Companhia de R$ 223.873.116,10 passou a ser representado por 382.121.717 ações, sendo 127.373.917 ações ordinárias e 254.747.800 ações preferenciais, todas escriturais, nominativas e sem valor nominal (vide detalhes na Nota 16).

Após ter obtido o registro na BOVESPA e na SEC, ocorreu a transferência das ações e entrega dos ADR's da Contax Participações aos acionistas, detentores de ações e ADR's da TNL, em 1º e 6 de setembro de 2005, respectivamente. As negociações foram iniciadas em 29 de agosto de 2005 na BOVESPA e em 31 de agosto de 2005 no Mercado de Balcão dos Estados Unidos.

TNL Contax

A TNL Contax S.A. ("TNL Contax") foi constituída em agosto de 1998 com a denominação social de TNext S.A. ("TNext"), para prestar serviços de hospedagem de base de dados, informações e equipamentos de clientes, além de outros serviços especiais de *backup* e administração de rede. Em 11 de dezembro de 2002, teve sua razão social alterada para TNL Contax S.A. Em 3 de fevereiro de 2003, foi aprovada a incorporação da Contax S.A. pela TNL Contax, com base em laudo contábil de avaliação do patrimônio líquido em 31 de janeiro de 2003. A Contax S.A. foi constituída em 3 de abril de 2000, com objetivo de prestar serviços de "contact center", e se tornou operacional em novembro de 2000. Essa incorporação foi aprovada em Assembléia Geral Extraordinária da então controladora TNL.

As operações de "data center" foram descontinuadas pela TNL devido ao excesso de competitividade e capacidade dos concorrentes no segmento, bem como pela consolidação deste mercado em grandes empresas de tecnologia. A operação TNext foi vendida para a Hewlett Packard ("HP") em 30 de junho de 2003.

Aquisição da Inovação

Em 1º de abril de 2004, após aprovação pelo Conselho de Administração da TNL, a TNL Contax adquiriu, como parte da conquista do contrato de prestação de serviços de "contact center" da Orbitall Serviços e Processamento de Informações Comerciais Ltda. ("Orbitall"), a totalidade das cotas da Inovação Contact Center Serviços de Contatos Telefônicos Ltda. ("Inovação", subsidiária da Orbitall) pelo valor de R$ 2.754, não tendo sido reconhecido ágio ou deságio na operação. Na data de aquisição, a operação da Inovação contava com 2.031 posições de atendimento, prestando serviços a grandes clientes, tais como Credicard, Citibank, Itaú, Caixa Econômica Federal e Banespa.

Conforme previsto no contrato de compra e venda de cotas de participação da Inovação, celebrado entre a Orbitall e a TNL Contax, os ativos e passivos da Inovação deveriam ser incorporados pela TNL Contax no prazo de 120 dias contados a partir da data de aquisição. Em 31 de julho de 2004, esses ativos e passivos foram incorporados pela TNL Contax, a valores contábeis.

2. Apresentação das demonstrações financeiras

As demonstrações financeiras foram elaboradas e estão sendo apresentadas de acordo com as práticas contábeis adotadas no Brasil, com base nas disposições contidas na Lei das Sociedades por Ações e nas normas estabelecidas pela Comissão de Valores Mobiliários – CVM.

Conforme divulgado na Nota 1, em 26 de novembro de 2004, a Contax Participações passou a controlar a TNL Contax, empresa constituída em 3 de fevereiro de 2003 em decorrência da incorporação da Contax S.A.

De forma a permitir uma melhor análise e comparação das demonstrações financeiras do exercício findo em 31 de dezembro de 2004, a demonstração do resultado e das origens e aplicações de recursos contemplam os saldos combinados e reclassificados das operações da Contax Participações, da TNL Contax e Inovação Contact Center, como se a TNL Contax fosse controlada pela Contax Participações desde 1º de janeiro de 2004.

A reconciliação entre o lucro líquido da controladora e o prejuízo combinado reclassificado no exercício findo em 31 de dezembro de 2004 pode ser assim demonstrado:

Controladora	7.534
Lucro líquido da Inovação no período de 1º de abril a 31 de julho de 2004	1.576
Prejuízo da TNL Contax no período de dez meses findo em 31 de outubro de 2004	(26.727)
Combinado reclassificado	(17.617)

3. Principais práticas contábeis

Na elaboração das demonstrações financeiras, é necessário utilizar estimativas para contabilizar certos ativos, passivos e outras transações. As demonstrações financeiras da Companhia incluem, portanto, estimativas referentes às vidas úteis dos bens do ativo imobilizado, provisões necessárias para passivos contingentes, determinação de provisão para imposto de renda e outras similares. Os resultados reais podem apresentar variações em relação às estimativas.

(a) Apuração do resultado

As receitas de serviços prestados pela TNL Contax são reconhecidas pelo regime de competência, ou seja, quando da efetiva prestação de serviços, independentemente da data de faturamento. A maioria dos contratos comerciais é precificada com base em indicadores, tais como quantidade de posições e tempo de atendimento, além das metas de performance. Essas receitas são calculadas com base nas informações disponíveis nos sistemas de controle informatizados desses indicadores, sendo apuradas por cliente. Além disso, esses indicadores são discutidos permanentemente com os clientes da Companhia, sendo revistos se necessário. Eventuais ajustes decorrentes dessas revisões são reconhecidos posteriormente.

Os custos e despesas operacionais são contabilizados pelo regime de competência e são representados substancialmente por gastos com pessoal.

As receitas e despesas financeiras são representadas principalmente por rendimentos sobre aplicações financeiras e juros e variações monetárias de empréstimos com a controladora, registrados contabilmente em regime de competência.

(b) Imposto de renda e contribuição social

As provisões para imposto de renda e contribuição social a pagar e diferido sobre as diferenças temporárias são constituídas à alíquota de 34% conforme legislação vigente. As parcelas de antecipação do imposto de renda e da contribuição social são contabilizadas na rubrica "Tributos diferidos e a recuperar".

A TNL Contax realiza estudos técnicos que contemplam a geração de resultados de acordo com a expectativa da administração, considerando a continuidade e a manutenção do resultado por tempo indeterminado. Esses resultados futuros são ajustados a valor presente e o montante apurado é comparado ao valor nominal dos créditos fiscais recuperáveis durante um período limitado a dez anos. Os estudos técnicos são atualizados anualmente e os créditos tributários são ajustados de acordo com os resultados das revisões. Esses estudos são aprovados pelos órgãos da administração (vide maiores detalhes e projeções na Nota 10).

(c) Ativos circulante e realizável a longo prazo

São apresentados a valor de realização, incluindo, quando aplicável, os rendimentos e as variações monetárias auferidos.

A provisão para créditos de liquidação duvidosa é constituída com base na expectativa da administração quanto à não realização financeira das contas a receber, considerando a análise de cada crédito.

(d) Ativo permanente

• **Investimento** – o investimento na TNL Contax está avaliado pelo método de equivalência patrimonial, em consonância com a Instrução CVM n° 247/1996;

• **Imobilizado** – está demonstrado ao custo de aquisição. A depreciação é calculada pelo método linear a taxas que levam em consideração a expectativa de vida útil-econômica dos bens (Nota 13); e

• **Diferido** – refere-se a gastos pré-operacionais das atividades de "contact center", diferidos até 30 de novembro de 2000, os quais foram amortizados no prazo de cinco anos.

(e) Salários, encargos sociais e benefícios

Os valores relativos a férias devidas aos empregados estão provisionados proporcionalmente ao período aquisitivo, e incluem os correspondentes encargos sociais.

A controlada TNL Contax celebrou em 2005, via acordo coletivo de trabalho, um programa denominado "PR", para pagamento de participação no resultado a todos os seus empregados, conforme contrato firmado com a FITTEL – Federação Interestadual dos Trabalhadores em Empresas de Telecomunicações. Este programa de participação nos resultados é baseado no estabelecimento de crescimento dos ganhos operacionais e de desempenho individual, com participação de todos os colaboradores.

(f) Demais passivos circulantes

São demonstrados por valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

(g) Provisões para contingências

Constituídas para os riscos contingentes com expectativa de "perda provável", tendo como base a opinião dos administradores e consultores jurídicos internos e externos. Os fundamentos, valores envolvidos e as naturezas das principais contingências estão descritos na Nota 15.

4. Custo dos serviços prestados e despesas operacionais – por natureza

	Consolidado – 2005		
	Custo dos serviços prestados	Comerciais, gerais e administrativas	Total
Pessoal (i)	670.998	28.771	699.769
Serviços de terceiros (ii)	93.055	24.038	117.093
Depreciação (iii)	37.919	3.939	41.858
Aluguéis e seguros (iv)	39.385	1.354	40.739
Outros insumos	14.500	1.640	16.140
	855.857	59.742	915.599

	Combinado reclassificado – 2004		
	Custo dos serviços prestados	Comerciais, gerais e administrativas	Total
Pessoal (i)	469.659	26.908	496.567
Serviços de terceiros (ii)	54.422	15.101	69.523
Depreciação (iii)	22.241	2.985	25.226
Aluguéis e seguros (iv)	16.610	1.783	18.393
Outros insumos	11.076	4.940	16.016
	574.008	51.717	625.725

Os custos dos serviços prestados e despesas comerciais, gerais e administrativas apresentam crescimentos de um modo geral em virtude do crescimento do volume de negócios, impactado também pelo início das operações da Inovação em 1º de abril de 2004.

(i) O custo com pessoal tem apresentado crescimento constante em função do aumento do volume de negócios. A quantidade de colaboradores da TNL Contax em 31 de dezembro de 2005 totalizou 49.554 (2004 – 37.926).

(ii) Os serviços de terceiros considerados como "Custo dos serviços prestados" referem-se, substancialmente, aos gastos de manutenção das posições de atendimento, processamento de dados, enquanto os serviços considerados como "Despesas comerciais, gerais e administrativas" referem-se a gastos com consultorias, viagens, assessorias jurídicas, entre outros.

(iii) O aumento decorre, basicamente, dos investimentos realizados em função do crescimento do volume dos negócios.

(iv) Representam, basicamente, os gastos com aluguéis de imóveis e infra-estrutura operacional de "contact center".

5. Outras despesas operacionais, líquidas

	Consolidado	Combinado reclassificado
	2005	2004
Amortização do diferido (i)	(745)	(746)
Provisões para contingências (Nota 15)	(10.908)	(613)
Outros impostos e taxas (ii)	(1.287)	(691)
Outras receitas, líquidas	96	249
	(12.844)	(1.801)

(i) Amortização finalizada no exercício findo em 31 de dezembro de 2005.

(ii) Refere-se, basicamente, aos custos com IPTU – Imposto Predial e Territorial Urbano dos imóveis operacionais.

6. Resultado financeiro

	Controladora		Consolidado	Combinado reclassificado
	2005	2004	2005	2004
Receitas financeiras				
Rendimentos de aplicações financeiras	13.415	864	21.569	864
Juros sobre empréstimo com a controlada (Nota 18)	1.963	1.176		
Despesas financeiras				
Juros sobre empréstimo com a TNL (Nota 18)	(1)		(1)	(9.663)
CPMF	(624)		(5.341)	(2.605)
IOF	(2)		(291)	(1.027)
Atualização monetária contingências			(1.000)	(329)
Juros sobre passivos de curto prazo			(351)	(1.112)
Outras despesas financeiras, líquidas	(12)	(85)	(403)	(453)
	14.739	1.955	14.182	(14.325)

7. Resultado não-operacional

	Consolidado	Combinado reclassificado
	2005	2004
Provisão para redução a valor de mercado (i)		(36.375)
Resultado na baixa e alienação de ativo permanente	235	
	235	(36.375)

(i) Refere-se à provisão registrada para fazer face à perda de valor de mercado de um prédio em construção vendido em janeiro de 2005, conforme divulgado na Nota 11.

8. Imposto de renda e contribuição social

Os valores de imposto de renda e contribuição social demonstrados no resultado apresentam a seguinte reconciliação em seus valores:

	Controladora		Consolidado	Combinado reclassificado
	2005	2004	2005	2004
Lucro (prejuízo) antes do imposto de renda e da contribuição social	85.253	8.114	130.761	(23.610)
Imposto de renda e contribuição social	(28.986)	(2.758)	(44.459)	8.027
Exclusão permanente – equivalência patrimonial	24.396	2.100		
Efeitos tributários sobre perdas permanentes (i)			(6.453)	(2.100)
Outros	7	78	820	66
Crédito (despesa) de imposto de renda e contribuição social	(4.583)	(580)	(50.092)	5.993
Alíquota efetiva	5,38%	7,15%	38,31%	25,38%

(i) Refere-se basicamente a despesas com multas, doações, brindes e patrocínios, consideradas não dedutíveis, entre outras.

9. Disponibilidades

	Controladora		Consolidado	
	2005	2004	2005	2004
Caixa e bancos (i)	313	759	75.539	27.114
Aplicações financeiras (ii)	88.933	58.038	153.949	58.038
	89.246	58.797	229.488	85.152

(i) Os valores são mantidos em conta-corrente, pois a TNL Contax possui compromissos vincendos nos primeiros dias de cada mês, relacionados a pagamentos de fornecedores, impostos e folha de pagamento.

(ii) As aplicações financeiras estão indexadas à variação da taxa do CDI – Certificado de Depósito Interfinanceiro.

10. Tributos diferidos e a recuperar

	Controladora		Consolidado			
	2005	2004	2005		2004	
	Curto Prazo	Curto Prazo	Curto Prazo	Longo Prazo	Curto Prazo	Longo Prazo
Tributos diferidos						
IR sobre adições temporárias			854	3.983	11.540	2.714
CS sobre adiçoes temporárias			305	1.425	4.153	977
IR sobre prejuízos fiscais			9.248	15.044		31.678
CS sobre base negativa			3.329	5.428		11.415
			13.736	25.880	15.693	46.784
Outros tributos a recuperar						
IR a recuperar	3.054		18.254		1.876	
CS a recuperar	1.108		6.719		694	
Imposto de renda retido na fonte	2.493	171	4.381		745	
PIS/COFINS/CSLL retidos			862		1.033	
INSS a recuperar			1.248		1.749	
Demais impostos a recuperar			557		562	
	6.655	171	32.021		6.659	
	6.655	171	45.757	25.880	22.352	46.784

A TNL Contax registra seus créditos fiscais diferidos decorrentes de diferenças temporárias, prejuízos fiscais e de base negativa da contribuição social, de acordo com as disposições da Deliberação CVM nº 273/1998, que aprova o Pronunciamento do Instituto dos Auditores Independentes do Brasil – IBRACON sobre a contabilização do imposto de renda e da contribuição social, e da Instrução CVM nº 371/2002.

Conforme estudo técnico aprovado pelos órgãos da administração, a geração de lucros tributáveis nos próximos três exercícios, ajustados a valor presente, será suficiente para absorver esses créditos tributários, como segue:

Até 31 de dezembro de:	2005
2006	12.577
2007	11.500
2008	8.972
	33.049

11. Bens destinados à venda

A TNL Contax possuía um prédio em construção no Rio de Janeiro registrado contabilmente por R$ 53.586. Com base em laudo de avaliação, elaborado por peritos independentes em 15 de outubro de 2004, a administração da Companhia reconheceu uma provisão para ajuste a valor de realização do referido imóvel no valor de R$ 36.375 em 30 de setembro de 2004 (vide Nota 7). Em 17 de janeiro de 2005, esse imóvel foi alienado, a valor contábil, para a empresa ligada Telemar.

12. Investimento – controladora

Representa a participação societária na TNL Contax, conforme dados que seguem:

	Patrimônio líquido	Lucro Líquido (prejuízo) do exercício (i)	Participação %		Equivalência patrimonial (i)	Valor do investimento
			Quantidade de ações ordinárias	Capital votante		
Em 31 de dezembro de 2004	197.606	(18.976)	309.550.226	100	6.175	197.606
Em 31 de dezembro de 2005	269.357	71.751	309.550.226	100	71.751	269.357

(i) Em função dos fatos mencionados na Nota 1, o resultado de equivalência patrimonial apurado no exercício findo em 31 de dezembro de 2004 contempla apenas o resultado da TNL Contax dos meses de novembro e dezembro de 2004; o valor apresentado acima como prejuízo da TNL Contax naquele exercício corresponde aos 12 meses.

13. Imobilizado – consolidado

	Custo	Depreciação acumulada	2005 Líquido	2004 Líquido	Taxas anuais de depreciação (%)
Equipamentos de computação	181.203	(72.463)	108.740	97.612	20
Móveis e utensílios	31.793	(6.190)	25.603	30.253	10
Instalações de imóveis de terceiros	88.203	(12.628)	75.575	34.282	10
Outros ativos	14.146	(2.077)	12.069	8.264	4 a 10
Imobilizado em construção	3.853		3.853	8.058	
	319.198	(93.358)	255.840	178.469	

Os aumentos ocorridos em 2005 estão associados ao crescimento na quantidade de posições de atendimento (2005 – 22.481 e 2004 – 17.507), relacionados à abertura e reinvestimentos em sites, para expansão das atividades da Companhia.

14. Tributos a recolher

	Controladora		Consolidado	
	2005	2004	2005	2004
ISS			5.235	4.050
PIS e COFINS			4.213	2.756
IR e CS a recolher	4.583	581	27.231	4.493
	4.583	581	36.679	11.299

15. Provisões para contingências

	Consolidado	
	2005	2004
Fiscais		
Imposto sobre serviços – ISS (i)		1.013
FGTS	940	744
INSS (ii)	3.912	209
	4.852	1.966
Trabalhistas		
Orbitall (iii)	7.020	7.020
Telemar (iv)	6.067	
Demais ações (v)	10.914	1.556
	24.001	8.576
Cíveis	64	314
	28.917	10.856

As provisões para contingências refletem a melhor estimativa da administração dos valores considerados suficientes para cobrir prováveis perdas com processos pendentes na data do balanço patrimonial e baseiam-se nos pareceres de consultores jurídicos. A Companhia e sua controlada mantém depósitos judiciais para garantir o direito de recurso em ações de naturezas trabalhistas (2005 – R$ 2.798; 2004 – R$ 1.277) e fiscais (2005 – R$ 986).

(i) Reversão da contingência em virtude do risco não mais existir.

(ii) Provisão para enquadramento das contribuições para as entidades SENAC e SEBRAE, nos recolhimentos para o Instituto Nacional do Seguro Social – INSS, conforme tabela FPAS (Fundo de Previdência e Assistência Social).

(iii) Conforme previsto no contrato de compra e venda de cotas de participação da Inovação, pactuado entre a Orbitall e a TNL Contax, foi definido que quaisquer ações de natureza trabalhista, cujo período objeto de reclamação anteceda a data de aquisição da Inovação pela TNL Contax (1º de abril de 2004) seriam de responsabilidade integral da Orbitall. Durante 2004, a TNL Contax registrou provisão para contingência trabalhista no montante de R$ 7.020, em contrapartida de "Créditos a receber", pelo montante acima descrito.

(iv) De acordo com o contrato de prestação de serviços entre Telemar Norte Leste S.A. e TNL Contax, foi definido que ações de natureza trabalhista, originadas por migração de contratos de trabalho, são de responsabilidade daquela empresa, cujo montante foi registrado em contrapartida de "Créditos a receber", no montante acima descrito.

(v) Quanto às ações trabalhistas de responsabilidades da TNL Contax, o valor provisionado vem sendo atualizado a fim de cobrir prováveis perdas.

As demais provisões para contingências referem-se basicamente a discussões de natureza tributária nas esferas administrativa e judicial.

16. Patrimônio líquido

(a) Capital social

Em Assembléia Geral Extraordinária realizada em 17 de agosto de 2005, foi aprovado o desdobramento da totalidade das ações de emissão da Companhia, resultando na emissão de 2.318.240 novas ações, sendo 772.758 ordinárias e 1.545.482 preferenciais, as quais tiveram que ser integralmente atribuídas à TNL, para, ato contínuo, consoante a já mencionada Assembléia Geral Extraordinária realizada em 29 de dezembro de 2004, serem entregues aos acionistas da TNL na proporção de um para um, satisfazendo assim a redução de capital (vide detalhes na Nota 1).

Dessa forma o capital social da Companhia de R$ 223.873 passou a ser representado por 382.121.717 ações, sendo 127.373.917 ações ordinárias e 254.747.800 ações preferenciais, todas escriturais, nominativas e sem valor nominal. As ações ordinárias e preferenciais advindas desse desdobramento participarão em igualdade de condições com as ações que originalmente compunham o capital social da Companhia, em todos os benefícios, inclusive em dividendos e eventuais remunerações de capital que vierem a ser aprovadas. Adicionalmente, as ações preferenciais tiveram direito ao dividendo aprovado na Assembléia Geral Ordinária realizada em 29 de abril de 2005.

(b) Reserva de capital na subscrição de ações

Além do aumento de capital social ocorrido em novembro de 2004 , conforme Nota 1, também foram subscritos e integralizados R$ 50.000 como reserva de capital, cuja destinação deverá ser objeto de deliberação em Assembléia.

(c) Reserva legal

De acordo com o Art. 193 da Lei das Sociedades por Ações, a Contax Participações é obrigada a destinar 5% do lucro líquido apurado no exercício à constituição da reserva legal, até o limite de 20% do capital social. A destinação é optativa quando a reserva legal, somada às reservas de capital, supera em 30% o capital social. Essa reserva pode ser utilizada para fins de aumento de capital ou absorção de prejuízos, não podendo ser distribuída a título de dividendos.

(d) Reserva estatutária

De acordo com o Art. 194 da Lei das Sociedades por Ações e de acordo com o Art. 29 do Estatuto Social da Contax Participações, foi constituída reserva de investimentos para assegurar a realização de investimentos de interesse da Companhia, bem como para reforçar seu capital de giro. A reserva de investimentos está limitada, em conjunto com as demais reservas de lucro, ao montante do capital social e será constituída com o saldo do lucro líquido após a constituição da reserva legal (5%), dividendo mínimo obrigatório (25%) e demais retenções de lucros.

(e) Reserva de lucros a realizar

Conforme previsto nos Arts. 197 e 202 da Lei nº 10.303, de 31 de outubro de 2001, a Contax Participações destinou o valor excedente apurado entre a diferença do dividendo mínimo obrigatório e o dividendo proposto para a reserva de lucros a realizar, cujo montante, quando realizado e caso não seja absorvido por prejuízos em exercícios futuros, será acrescido ao primeiro dividendo declarado após a realização.

(f) Dividendos

De acordo com seu estatuto social, a Contax Participações deve distribuir dividendos para cada exercício social, em valor não inferior a 25% do lucro líquido ajustado na forma do Art. 202 da Lei das Sociedades por Ações. A Companhia poderá ainda distribuir dividendos trimestrais, desde que o total dos dividendos pagos não exceda o valor de sua reserva de capital.

Os dividendos mínimos obrigatórios foram calculados como segue:

	2005
Lucro líquido do exercício	80.669
Constituição de reserva legal	(4.033)
Lucro líquido ajustado	76.636
Dividendos mínimos obrigatórios – 25%	19.159
Números de ações ordinárias em circulação (em milhares)	127.374
Números de ações preferenciais em circulação (em milhares)	254.748

Os dividendos mínimos estatutários foram calculados da seguinte forma:

As ações ordinárias possuem direito de voto nas deliberações sociais, enquanto as ações preferenciais não têm esse direito, sendo-lhes assegurada prioridade no reembolso em caso de liquidação da Companhia, sem prêmio, e no pagamento de dividendos mínimos não cumulativos de: (i) 6% ao ano sobre o valor resultante da divisão do capital social subscrito pelo número de ações da Companhia, ou (ii) 3% do valor do patrimônio líquido da ação, prevalecendo o que for maior entre os dois, calculados como segue:

	2005
(i) Valor do capital social	223.873
x % das ações preferenciais	66,66%
x Percentual dos dividendos estatutários	6%
Dividendos mínimos estatutários	8.955
(ii) Valor do patrimônio líquido	360.556
x % das ações preferenciais	66,66%
x Percentual dos dividendos estatutários	3%
Dividendos mínimos estatutários	7.211

Conforme divulgado na Nota 16 (e), a Contax Participações destinou a diferença entre o dividendo mínimo obrigatório e o dividendo proposto para a reserva de lucros a realizar, no total de R$ 5.727, que representou o valor do lucro líquido do exercício após as destinações para a constituição da reserva legal (R$ 4.033) e da reserva estatutária (R$ 57.477) (vide Nota 16 (d)), bem como para a distribuição de dividendos (R$ 13.432). Conforme verificado a seguir, o montante do dividendo proposto é superior ao lucro líquido realizado.

	2005
Lucro líquido do exercício	80.669
Constituição de reserva legal	(4.033)
Lucro líquido ajustado	76.636
Dividendos mínimos obrigatórios — 25%	19.159
Dividendos propostos	(13.432)
Reserva de lucros a realizar	5.727

	2005
Lucro líquido do exercício	80.669
Equivalência patrimonial	(71.751)
Lucro líquido realizado	8.918

A administração está propondo à Assembléia Geral Ordinária a destinação de R$ 57.477 para constituição de Reserva estatutária para investimentos e R$ 13.432 a título de dividendos relativos ao exercício findo em 31 de dezembro de 2005.

Em 29 de abril de 2005, por deliberação da Assembléia Geral Ordinária, foi aprovada a distribuição de R$ 1.359 a título dos dividendos propostos no exercício findo em 31 de dezembro de 2004, cujos respectivos atos de declaração e data de pagamento foram objeto de Aviso aos Acionistas em 5 de outubro de 2005. Os dividendos foram quitados a partir de 27 de outubro de 2005, corrigidos pela Taxa Referencial — TR desde 1º de janeiro de 2005.

17. Instrumentos financeiros

A Companhia avaliou seus ativos e passivos em relação aos valores de mercado/realização, por meio de informações disponíveis e metodologias de avaliação estabelecidas pela administração. Entretanto, tanto a interpretação dos dados de mercado quanto a seleção de métodos de avaliação requerem considerável julgamento e razoáveis estimativas para produzir o valor de realização mais adequado. Conseqüentemente, as estimativas apresentadas não indicam, necessariamente, os montantes que poderão ser realizados no mercado corrente. O uso de diferentes hipóteses de mercado e/ou metodologias para estimativas aproxima-se, substancialmente, dos valores de realização estimados.

(a) Caixa e bancos, aplicações financeiras, contas a receber, demais ativos e contas a pagar

Os valores contabilizados aproximam-se dos de realização.

(b) Investimentos

Consiste, principalmente, em investimento em controlada de capital fechado, registrado pelo método de equivalência patrimonial.

(c) Risco de crédito

O risco de crédito associado ao contas a receber de clientes não é relevante em função do porte financeiro das empresas para as quais a Companhia presta serviços, além dos controles de monitoramento aplicados à carteira de clientes. Os créditos de liquidação duvidosa estão adequadamente cobertos por provisão para fazer face a eventuais perdas nas suas realizações.

Em 31 de dezembro de 2005 e 2004, a Companhia não mantinha operações de instrumentos financeiros derivativos em aberto.

18. Partes relacionadas

As principais transações da controladora com sua controlada e dessa com as demais partes relacionadas podem ser sumariadas como segue:

	Telemar	Oi	TNL Contax	Brasil CAP	Brasil Veículos	Telemar Internet	TNL	2005 Total
Ativo								
Contas a receber	426			243	548			1.217
	426			243	548			1.217
Passivo								
Fornecedores	1.647	132						1.779
	1.647	132						1.779
Receitas								
Receitas dos serviços prestados	616.590	103.713		2.955	4.904	5.743		733.905
Receitas financeiras (Nota 5)			1.963					1.963
	616.590	103.713	1.963	2.955	4.904	5.743		735.868
Custos e despesas								
Custos dos serviços prestados	(7.016)	(1.866)						(8.882)
Despesas financeiras (Nota 5)							(1)	(1)
	(7.016)	(1.866)					(1)	(8.883)

	Telemar	Oi	TNL Contax	Pegasus	Brasil CAP	Brasil Veículos	TNL	2004 Total
Ativo								
Contas a receber	5.021	2.018			527	867		8.433
Empréstimo com controlada			25.345					25.345
	5.021	2.018	25.345		527	867		33.778
Passivo								
Fornecedores	1.182							1.182
	1.182							1.182
Receitas								
Receitas dos serviços prestados	380.450	72.718			2.361	3.980		459.509
	380.450	72.718			2.361	3.980		459.509
Custos e despesas								
Custos dos serviços prestados	(4.028)			(472)				(4.500)
Receitas financeiras			1.176					1.176
Despesas financeiras (Nota 5)							(9.663)	(9.663)
	(4.028)		1.176	(472)			(9.663)	(12.987)

As transações com partes relacionadas são realizadas em prazos, taxas e condições semelhantes àquelas realizadas com terceiros. Os empréstimos são remunerados à taxa de 102% do CDI – Certificado de Depósito Interfinanceiro, sendo classificados no realizável a longo prazo considerando sua expectativa de liquidação.

19. Seguros

A controlada possui um programa corporativo de gerenciamento de riscos com o objetivo de delimitar os riscos, buscando no mercado coberturas compatíveis com seu porte e suas operações. As coberturas foram contratadas por montantes considerados suficientes pela administração para cobrir eventuais sinistros, considerando a natureza de sua atividade, os riscos envolvidos em suas operações e a orientação de seus consultores de seguros, garantindo a integridade patrimonial e continuidade operacional.

Em 31 de dezembro de 2005, a Companhia possuía as seguintes principais apólices de seguro contratadas com terceiros:

Ramos	Importâncias seguradas
Incêndio de bens do imobilizado	45.000
Responsabilidade civil geral	5.000
Lucros cessantes	45.000

PARECER DOS AUDITORES INDEPENDENTES

Aos Administradores e Acionistas
Contax Participações S.A.

1. Examinamos os balanços patrimoniais da Contax Participações S.A. e os balanços patrimoniais consolidados da Contax Participações S.A. e sua controlada em 31 de dezembro de 2005 e de 2004, e as correspondentes demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos da Contax Participações S.A. e as correspondentes demonstrações consolidadas e combinadas reclassificadas do resultado e das origens e aplicações de recursos dos exercícios findos nessas datas, elaborados sob a responsabilidade de sua administração. Nossa responsabilidade é a de emitir parecer sobre essas demonstrações financeiras.

2. Nossos exames foram conduzidos de acordo com as normas de auditoria aplicáveis no Brasil, as quais requerem que os exames sejam realizados com o objetivo de comprovar a adequada apresentação das demonstrações financeiras em todos os seus aspectos relevantes. Portanto, nossos exames compreenderam, entre outros procedimentos: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e os sistemas contábil e de controles internos das companhias, (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados e (c) a avaliação das práticas e estimativas contábeis mais representativas adotadas pela administração da companhia, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. Conforme descrito na Nota 11, a controlada TNL Contax S.A. mantinha registrado no ativo realizável a longo prazo em 31 de dezembro de 2003, pelo montante de R$ 53.586 mil, determinado imóvel na cidade do Rio de Janeiro, o qual se encontrava disponível para venda em função de não possuir utilidade no contexto de suas operações normais. Não foi possível à época avaliarmos a adequação do saldo em função de não nos ter sido apresentado um laudo de avaliação que indicasse o potencial valor de realização desse ativo. Posteriormente, conforme também descrito na Nota 11, em 15 de outubro de 2004 a administração obteve laudo de avaliação elaborado por peritos independentes determinando o valor de realização do imóvel em R$ 17.211 mil. Dessa forma, a administração procedeu ao registro de uma provisão para ajuste do valor de realização do imóvel no montante de R$ 36.375 mil durante o exercício de 2004. Conseqüentemente, o resultado combinado reclassificado do exercício findo em 31 de dezembro de 2004 está apresentado a menor, por esse montante. Esse imóvel foi vendido em 2005 à empresa ligada Telemar Norte Leste S.A., pelo valor contábil de R$ 17.211 mil.

4. Somos de parecer que, exceto pelo efeito do ajuste contábil decorrente da contabilização da provisão para ajuste a valor de mercado de imóvel destinado à venda, mencionado no parágrafo anterior para o exercício de 2004, as referidas demonstrações financeiras apresentam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Contax Participações S.A. e da Contax Participações S.A. e sua controlada em 31 de dezembro de 2005 e de 2004 e o resultado das operações, as mutações do patrimônio líquido e as origens e aplicações de recursos da Contax Participações S.A. dos exercícios findos nessas datas, bem como o resultado consolidado e combinado reclassificado das operações e as origens e aplicações de recursos consolidadas e combinadas reclassificadas desses exercícios, de acordo com as práticas contábeis adotadas no Brasil.

5. Conforme descrito na Nota 2 às demonstrações financeiras, as demonstrações combinadas reclassificadas do resultado e das origens e aplicações de recursos do exercício findo em 31 de dezembro de 2004 foram elaboradas como se a TNL Contax S.A. fosse controlada pela Contax Participações S.A. desde 1º de janeiro de 2004.

Rio de Janeiro, 24 de fevereiro de 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 " F" RJ

Marcos D. Panassol
Contador CRC 1SP155975/O-8 " S" RJ

FINANCIAL STATEMENTS 2005

contax

BALANCE SHEETS
At December 31 – Expressed in thousands of Reais, unless otherwise stated

Assets	Note	Parent Company 2005	Parent Company 2004	Consolidated 2005	Consolidated 2004
Current assets					
Cash and cash equivalents	9	89,246	58,797	229,488	85,152
Accounts receivable				32,843	39,039
Deferred and recoverable taxes	10	6,655	171	45,757	22,352
Assets held for sale	11				17,211
Prepaid expenses and other assets		8		4,121	3,987
		95,909	58,968	312,209	167,741
Long-term assets					
Loans with subsidiary	18		25,345		
Deferred and recoverable taxes	10			25,880	46,784
Judicial deposits				3,784	1,277
Credits receivable	15			13,087	7,020
Other assets				127	
			25,345	42,878	55,081
Permanent assets					
Investments	12	269,357	197,606		
Property and equipment	13			225,840	178,469
Deferred charges					745
		269,357	197,606	225,840	179,214
Total assets		365,266	281,919	580,927	402,036

The accompanying notes are an integral part of these financial statements.

Liabilities and stockholders' equity	Note	Parent Company		Consolidated	
		2005	2004	2005	2004
Current liabilities					
Suppliers		90	9	52,787	33,048
Payroll and related accruals				101,267	64,783
Taxes payable	14	4,583	581	36,679	11,299
Proposed dividends	16	13,469	1,359	13,469	1,359
Other liabilities		1		685	462
		18,143	1,949	204,887	110,951
Long-term liabilities					
Provision for contingencies	15			28,917	10,856
Other liabilities			84		343
			84	28,917	11,199
Stockholders' equity	16				
Capital stock		223,873	223,873	223,873	223,873
Capital reserve		50,000	50,000	50,000	50,000
Earnings reserve		73,250	6,013	73,250	6,013
		347,123	279,886	347,123	279,886
Total liabilities and stockholders' equity		365,266	281,919	580,927	402,036

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS
Years Ended December 31 – Expressed in thousands of Reais, unless otherwise stated

	Note	Parent Company 2005	Parent Company 2004	Consolidated 2005	Reclassified combined 2004
Gross operating revenue				1,128,912	709,346
Deductions from gross revenue				(84,125)	(54,730)
Net operating revenue				1,044,787	654,616
Cost of services rendered	4			(855,857)	(574,008)
Gross profit				188,930	80,608
Operating income (expenses)					
Equity results	12	71,751	6,175		
Selling and general and administrative	4	(1,227)	(18)	(59,742)	(51,717)
Other operating income (expenses), net	5	(11)	2	(12,844)	(1,801)
		70,513	6,159	(72,586)	(53,518)
Operating income before financial results		70,513	6,159	116,344	27,090
Financial results	6	14,739	1,955	14,182	(14,325)
Operating income		85,252	8,114	130,526	12,765
Non-operating expense, net	7			235	(36,375)
Income (loss) before income tax and social contribution		85,252	8,114	130,761	(23,610)
Income tax and social contribution:					
Current	8	(4,583)	(580)	(27,230)	(8,409)
Deferred	8			(22,862)	14,402
Net income (loss) for the year		80,669	7,534	80,669	(17,617)
Total stock outstanding on the balance sheet date (thousand)		382,122	379,803		
Net income per thousand shares outstanding at the balance sheet date (in Reais)		R$211.11	R$19.84		

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY – PARENT COMPANY
Expressed in thousands of Reais, unless otherwise stated

	Capital stock	Additional paid-in capital	Legal	Statutory	Earnings reserve Unrealized income reserve	Accumulated earnings (losses)	Total
At December 31, 2003	165					(162)	3
Additional paid-in capital	223,708						223,708
Computation of capital reserves for share subscription		50,000					50,000
Net income for the year						7,534	7,534
Appropriation of net income:							
Appropriation to legal reserve			377			(377)	
Proposed dividends (R$3.58 per thousand shares)						(1,359)	(1,359)
Unrealized income reserve					5,636	(5,636)	
At December 31, 2004	223,873	50,000	377		5,636		279,886
Net income for the year						80,669	80,669
Appropriation of net income:							
Appropriation to legal reserve			4,033			(4,033)	
Appropriation to statutory reserve				57,477		(57,477)	
Proposed dividends (R$35.15 per thousand shares)						(13,432)	(13,432)
Unrealized income reserve					5,727	(5,727)	
			4,410	57,477	11,363		
At December 31, 2005	223,873	50,000		73,250			347,123

	2005	2004
Equity value per thousand shares	R$908.41	R$736.92

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years Ended December 31 – Expressed in thousands of Reais, unless otherwise stated

	Parent Company		Consolidated	Reclassified combined
	2005	**2004**	**2005**	**2004**
Financial resources were provided by:				
Operations				
Net income (loss) for the year	80,669	7,534	80,669	(17,617)
Expenses (income) not affecting working capital				
Equity accounting adjustments	(71,751)	(6,175)		
Depreciation			41,858	25,226
Amortization			745	746
Provision for contingencies			10,908	613
Interest and long-term monetary/foreign exchange variations, net		(1,176)	1,000	10,017
Residual value of permanent assets written-off			(235)	
Provision for losses on discontinued assets				36,375
Deferred income tax and social contribution				(1,831)
	8,918	183	134,945	53,529
Shareholders				
Capital increase		223,708		40,000
Additional paid-in capital		50,000		50,000
Funds raised with Parent Company		84		84
		273,792		90,084
Third parties				
Transfer of long-term assets to current assets	25,345		20,904	17,211
Sale of fixed assets (market value)			642	
	25,345		21,546	17,211
Total funds provided	34,263	273,975	156,491	160,824

	Parent Company		Consolidated	Reclassified combined
	2005	**2004**	**2005**	**2004**
Financial resources were used for:				
Increase in long-term assets		24,170	2,634	830
Corporate interest in TNL Contax				
Transfer of stock control by TNL		183,030		
In Brazilian currency		8,400		
In property and equipment			89,637	98,203
Long-term liabilities reduction	84		256	
Proposed dividends	13,432	1,359	13,432	1,359
Net transfers of long-term liabilities to current liabilities				14,857
Total funds used	13,516	216,959	105,959	115,249
Increase in working capital	20,747	57,016	50,532	45,575
Changes in working capital				
Current assets				
At the end of the year	95,909	58,968	312,209	167,741
At the beginning of the year	58,968	5	167,741	144,648
	36,941	58,963	144,468	23,093
Current liabilities				
At the end of the year	18,143	1,949	204,887	110,951
At the beginning of the year	1,949	2	110,951	133,433
	16,194	1,947	93,936	(22,482)
Increase in working capital	20,747	57,016	50,532	45,575

The accompanying notes are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED AND RECLASSIFIED COMBINED FINANCIAL STATEMENTS
At December 31, 2005 and 2004 – Expressed in thousands of Reais, unless otherwise stated

1. Operations

Contax Participações S.A. ("Contax Participações" or the "Company") is a publicly-held company whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quota holder in Brazil or abroad. Its only subsidiary, TNL Contax ("TNL Contax"), is a contact center service provider that offers a variety of integrated customer interaction solutions between its clients and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax and others.

Corporate reorganization

Contax Participações

Contax Participações was established on July 31, 2000 under the name Caroaci Participações S.A., spun off from Poconé Participações S.A. In December 2003, Tele Norte Leste Participações S.A. ("TNL") took over its share control from GP Administradora de Ativos S.A. through acquiring 99.9% of its interest in the Company's capital. Until November 26, 2004, Contax Participações had no operating activities, nor any subsidiary company.

On November 26, 2004, TNL issued a relevant fact, announcing that its Board of Directors had approved to spin off the contact center activities run by its subsidiary TNL Contax. This transaction is summarized below:

- Alteration of the registered corporate name Caroaci Participações S.A. to Contax Participações S.A. ("Contax Participações"); and
- Subscription and full payment of an increase in the capital stock of Contax Participações by TNL totaling R$223,708, and additional paid-in capital in the amount of R$50,000 through: (i) transfer of all stock issued by TNL Contax held by TNL on October 31, 2004, valued at R$126,030; (ii) transfer of the credit held by TNL against TNL Contax in the amount of R$57,678 arising from an outstanding loan between the parties, also on October 31, 2004; and (iii) payment in Brazilian currency of R$90,000.

Consequently, on November 26, 2004, stock control of TNL Contax was transferred from TNL to Contax Participações.

On December 29, 2004, an Extraordinary General Meeting of TNL approved the transfer of full share control of Contax Participações to TNL's shareholders, without changing the number of shares, through a reduction in its capital share with the subsequent delivery of the Contax Participações shares to all shareholders in the same percentage participations held in TNL's capital. Sixty days after the announcement of the approval of this corporate restructuring through the registration of the corresponding Minutes of the Stockholders' Meeting with the Board of Trade, there was no opposition from the creditors or any of the stockholders. Consequently, this corporate restructuring became effective on March 9, 2005, in compliance with Brazilian Corporate Law.

On February 17, 2005, TNL disclosures notice to the shareholders related to the reduction of the share capital, communicating the information to register Contax Holding on the São Paulo Stock Exchange ("BOVESPA"), as well as instituting an "American Depositary Receipts" ("ADRs") Program of the preferred stocks of Contax Holding in the over-the-counter market of the United States, and its register with the Securities and Exchange Commission ("SEC") was being prepared.

On August 17, 2005, an Extraordinary General Meeting of Contax Participações approved the split of the total of its outstanding shares, implying in a issue of 2,318,240 new shares (772,758 common shares and 1,545,482 preferred shares), which have been fully allocated to TNL to be distributed, accordingly to the aforementioned Extraordinary General Meeting held on December, 29, 2004, to TNL's shareholders, in a ratio 1:1, thus satisfying the capital share reduction mentioned above. As a result, Contax Participações' capital of R$223,873,116.10 is now represented by 382,121.717 shares, of which 127,373,917 are common shares and 254,747,800 are preferred shares (see details in Note 16).

After the above-mentioned registration of Contax Holding with BOVESPA and SEC, the stocks and ADRs of Contax Holding were transferred to the shareholders and ADRs owners of TNL, on September 1 and 6, 2005, respectively. The negotiations had been initiated on August 29, 2005 on BOVESPA and on August 31, 2005 on the over-the-counter market of the United States.

TNL Contax

TNL Contax S.A. ("TNL Contax") was established on August, 1998, under the name of TNext S.A. ("TNext"), to render hosting services for client databases, information and equipment, in addition to other specialized back-up and network administration services. On December 11, 2002, TNL Contax altered its registered name to TNL Contax. On February 3, 2003, the take-over of Contax S.A. by TNL Contax was approved based on the accounting report assessing its stockholders' equity at January 31, 2003. Contax S.A. was established on April 3, 2000 in order to render contact center services and started its operations in November 2000. This take-over was approved by an Extraordinary General Meeting of Tele Norte Leste Participações S.A. ("TNL"), which was its parent company at that time.

The data center operations of TNext were discontinued by TNL due to strong competition and the high capacity of the competitors in this segment, as well as the consolidation of this market among major technology companies. TNext's operations were disposed of to Hewlett Packard ("HP") on June 30, 2003.

Acquisition of Inovação

On April 1, 2004, after approval by TNL's Board of Directors and as part of winning the contact center service contract for Orbitall Serviços e Processamento de Informações Comerciais Ltda. ("Orbitall"), TNL Contax acquired all the quotas issued by Inovação Contact Center Serviços de Contatos Telefônicos Ltda. ("Inovação", an Orbitall subsidiary), which were purchased for an amount of R$2,754, with neither goodwill nor negative goodwill being recorded on this transaction. On the acquisition date, Inovação's operations consisted of 2,031 workstations, rendering services to major clients such as Credicard, Citibank, Itaú, Caixa Econômica Federal and Banespa.

As stipulated in the purchase and sale contract for Inovação's quotas, signed by Orbitall and TNL Contax, the assets and liabilities of Inovação were to be taken over by TNL Contax within a period of 120 days as from the acquisition date. On July 31, 2004, its assets and liabilities were taken over by TNL Contax at book value.

2. Summary of Significant Accounting Policies

The financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil, the Brazilian Corporate Law and rules established by the Brazilian Securities Commission (CVM).

As stipulated in Note 1, on December 29, 2004, Contax Participações took over control of TNL Contax, which resulted from the take-over of Contax S.A. by TNext in February 2003.

In order to allow a better analysis and comparison of the financial statements for the year ended December 31, 2004, the statements of income and changes in financial position of Contax Participações, TNL Contax and Inovação Contact Center were consolidated and combined, when applicable, as if TNL Contax was its subsidiary since January 1, 2004.

Reconciliation of net income (loss) for the parent company during the year, with the reclassified combined statement of income:

Parent company – Contax Participações	7,534
Net income recorded by Inovação during the period starting on April 1 to July 31, 2004	1,576
Losses recorded by TNL Contax during the ten-month period ended October 31, 2004	(26,727)
Reclassified combined	(17,617)

3. Summary of Significant Accounting Policies

When preparing the financial statements, it is necessary to use estimates to record certain assets, liabilities and other transactions in the accounts. The reclassified combined and consolidated financial statements of the Company and its subsidiary, consequently, include estimates for the determination of the useful lives of the fixed assets, the provisions required for contingent liabilities, decisions on the provisions for income tax and other similar matters. Actual amounts may differ from the estimates.

(a) Revenue recognition

Revenues from services rendered by TNL Contax are recorded on the accrual basis, i.e., on the effective rendering of the services, regardless of their billing dates. Most of the commercial contracts are priced based on indicators such as the number of workstations and speaking time, in addition to performance targets. These revenues are calculated based on available information in the computerized control systems for these indicators, being calculated individually per client. Moreover, these indicators are constantly discussed with the Company's clients, and are reviewed when necessary. Any possible future adjustments arising from these reviews are subsequently recorded.

Operating costs and expenses are recorded on the accrual basis, and are represented mainly by personnel expenses.

Interest income and expense are represented mainly by interest and monetary variations on loans with the parent company, recorded on the accrual basis.

(b) Income tax and social contribution

The provisions for income tax and social contribution payable and deferred on temporary differences are established at the base rate of 34%.

The installments paid for early settlement of income tax and social contribution are presented under "Deferred and Recoverable Taxes".

TNL Contax has carried out technical studies covering the generation of future results in compliance with management's expectations, taking into account the continuity and maintenance of the future results. These future results are brought to present values and compared to the nominal values of the recoverable tax credits during a period limited to ten years. The technical studies are updated on an annual basis and the tax credits are adjusted based on the outcome of the reviews. These studies are approved by the Company's governing bodies (for further details and projections, see Note 10).

(c) Current assets and long-term assets

These are presented at realizable values, including income and monetary variations, when applicable, calculated on a pro rata diem basis.

The provision for doubtful accounts is established based on management's expectations regarding the non-realization of amounts receivable, based on an individual analysis of each credit.

(d) Permanent assets

• **Investment** – investment in TNL Contax is accounted for using the equity method in compliance with CVM Instruction No. 247/96;

• **Property and equipment** – is presented at acquisition cost. Depreciation is calculated using the straight-line method at rates that take into account the assets' expected useful life (Note 13);

• **Deferred charges** – covers development stage costs for the contact center activities, deferred through November 30, 2000 and amortized over a five-year period.

(e) Payroll and related accruals

The amounts related to vacation pay owed to the employees are covered by provisions established in proportion to the acquisition period thereof.

The subsidiary TNL Contax signed in 2005, through a collective working agreement, a program denominated "PR", for profit sharing with all its workers, complying with the contract signed with FITTEL – Interstate Federation of Telecommunications Companies' Workers. This profit sharing program is based on an increase in operating profit and individual performance, covering all its workers.

(f) Other current liabilities

These are presented at known or calculable values, in addition to the corresponding charges and monetary variations, when applicable, on a pro rata diem basis.

(g) Provision for contingencies

The provision for contingencies is established for the contingent risks with expectations of "probable loss" based on the opinion of management and in-house counsel, as well as outside legal advisers. The bases, amounts involved and types of main contingencies are described in Note 15.

4. Costs of Services Rendered and Operating Expenses by Nature

	Consolidated – 2005		
	Cost of services rendered	Selling, general and administrative	Total
Personnel espenses (i)	670,998	28,771	699,769
Third party services (ii)	93,055	24,038	117,093
Depreciation (iii)	37,919	3,939	41,858
Rental and insurance (iv)	39,385	1,354	40,739
Other	14,500	1,640	16,140
	855,857	59,742	915,599

	Reclassified combined – 2004		
	Cost of services rendered	Selling, general and administrative	Total
Personnel espenses (i)	469,659	26,908	496,567
Third party services (ii)	54,422	15,101	69,523
Depreciation (iii)	22,241	2,985	25,226
Rental and insurance (iv)	16,610	1,783	18,393
Other	11,076	4,940	16,016
	574,008	51,717	625,725

Costs of services rendered and selling, general and administrative expenses grew in general due to the growth of the Company's business, as well due to the beginning of operations of Inovação on April 1, 2004.

(i) Personnel expenses have increased constantly due to rising business volumes. The number of employees of TNL Contax at December 31, 2005 totaled 49,554 (2004 – 37,926).

(ii) The third party services considered as "Cost of services rendered" refer mainly to expenses with workstation maintenance and processing data, while the services considered as "Selling and general and administrative" refer to expenses with consulting services, traveling, legal advice and others.

(iii) This increase is due, mainly, to the investments made due to the growth of its business.

(iv) Rental and insurance expenses basically include the values that are being paid for renting the properties and the contact center operating infrastructure.

5. Other Operating Income (Expenses), Net

	Consolidated	Reclassified combined
	2005	2004
Amortization of deferred charges (i)	(745)	(746)
Provisions for contingencies (Note 15)	(10,908)	(613)
Other taxes (ii)	(1,287)	(691)
Other, net	96	249
	(12,844)	(1,801)

(i) The amortization of deferred charges were completed at December 31, 2005.

(ii) "Other taxes" refers, mainly, to IPTU – Municipal Real Estate Tax from the leased buildings.

6. Financial Results

	Parent Company		Consolidated	Reclassified combined
	2005	**2004**	**2005**	**2004**
Interest income				
Income on marketable securities	13,415	864	21,569	864
Interest on loans with subsidiary (Note 18)	1,963	1,176		
Interest expenses				
Interest on loans with TNL (Note 18)	(1)		(1)	(9,663)
Provisional Contribution on Financial Activities (CPMF)	(624)		(5,341)	(2,605)
Taxes on Financial Operations	(2)		(291)	(1,027)
Contingencies monetary variations			(1,000)	(329)
Interest on short-term liabilities			(351)	(1,112)
Other, net	(12)	(85)	(403)	(453)
	14,739	1,955	14,182	(14,325)

7. Non-operating Income (Expenses), Net

	Consolidated	Reclassified combined
	2005	**2004**
Provision for loss of market value (i)		(36,375)
Result on the write-off and sale of fixed assets	235	
	235	(36,375)

(i) This refers to the provision recorded to cover the loss due to the adjustment to the market value of a building under construction, held for sale, as stated in Note 11.

8. Income Tax and Social Contribution

The reconciliation of taxes calculated at nominal rates and the amount of taxes recorded are presented below:

	Parent Company		Consolidated	Reclassified combined
	2005	**2004**	**2005**	**2004**
Income (loss) before income tax and social contribution	85,253	8,114	130,761	(23,610)
Income tax and social contribution	(28,986)	(2,758)	(44,459)	8,027
Permanent exclusion of equity results	24,396	2,100		
Tax effects on permanent losses (i)			(6,453)	(2,100)
Others	7	78	820	66
Income tax and social contribution credit (expense)	(4,583)	(580)	(50,092)	5,993
Efective rate	5.38%	7.15%	38.31%	25.38%

(i) This refers basically to non-deductible fines, donations, gifts and sponsorships.

9. Cash and Cash Equivalents

	Parent Company		Consolidated	
	2005	**2004**	**2005**	**2004**
Cash and equivalents (i)	313	759	75,539	27,114
Financial investments (ii)	88,933	58,038	153,949	58,038
	89,246	58,797	229,488	85,152

(i) These amounts are kept in a current account as TNL Contax has commitments falling due during the first days of each month related to supplier payments, as well as taxes and payroll.

(ii) This refers to financial investments through December 2004, which are indexed by the variation in the Interbank Deposit Certificates (IDC).

10. Deferred and Recoverable Taxes

	Parent Company				Consolidated	
	2005	**2004**	**2005**		**2004**	
	Short-term	**Short-term**	**Short-term**	**Long-term**	**Short-term**	**Long-term**
Deferred taxes						
Income tax on temporary differences			854	3,983	11,540	2,714
Social contribution on temporary differences			305	1,425	4,153	977
Income tax on tax loss carryforwards			9,248	15,044		31,678
Social contribution on tax loss carryforwards			3,329	5,428		11,415
			13,736	25,880	15,693	46,784
Other taxes recoverable						
Income tax recoverable	3,054		18,254		1,876	
Social contribution recoverable	1,108		6,719		694	
Withholding income tax	2,493	171	4,381		745	
Withholding taxes, other than income			862		1,033	
INSS recoverable			1,248		1,749	
Other taxes recoverable			557		562	
	6,655	171	32,021		6,659	
	6,655	171	45,757	25,880	22,352	46,784

TNL Contax records its deferred tax credits arising from temporary differences, tax loss carryforwards and negative base of social contribution in compliance with the provisions in CVM Decision No. 273/98, which approved the Statement issued by the Institute of Independent Auditors of Brazil (IBRACON) on recording income tax and social contribution, as well as CVM Instruction No. 371/02.

Pursuant to the technical study approved by the Company's governing bodies, the generation of future taxable profits during the next six years, brought to present value, will be sufficient to offset these tax credits, as follows:

Through December 31:	2005
2006	12,577
2007	11,500
2008	8,972
	33,049

11. Assets Held for Sale

TNL Contax had a building under construction in Rio de Janeiro that is recorded in the accounts at R$53,586. Based on an appraisal report prepared by independent experts on October 15, 2004, the Company's management recorded a provision of R$36,375 to adjust the realizable value of this property at September 30, 2004 (see Note 7). On January 17, 2005, this property was sold at its net book value to the related party Telemar.

12. Investments – Subsidiary

Represents the Company's investment in TNL Contax, as described below:

	Stockholders' equity	Net income for the year (i)	Total common stock outstanding	Interest % Voting capital	Equity results (i)	Investment value
At December 31, 2004	197,606	(18,976)	309,550,226	100	6,175	197,606
At December 31, 2005	269,357	71,751	309,550,226	100	71,751	269,357

(i) As mentioned in Note 1, equity results recorded by the Company in 2004 include only TNL Contax's earnings for November and December of that year. The amount demonstrated above represents TNL Contax losses for the year 2004.

13. Property, Plant and Equipment

	Cost	Accumulated depreciation	2005 Net value	2004 Net value	Annual depreciation rate – %
Computer equipment	181,203	(72,463)	108,740	97,612	20
Furniture, fixtures and fittings	31,793	(6,190)	25,603	30,253	10
Facilities on third party premises	88,203	(12,628)	75,575	34,282	10
Other assets	14,146	(2,077)	12,069	8,264	4 to 10
Construction-in-progress	3,853		3,853	8,058	
	319,198	(93,358)	255,840	178,469	

The increases recorded in 2005 are associated with an increase in the number of workstations associated with the expansion of the Company's activities (2005 – 22,481 and 2003 – 17,507).

14. Taxes Payable

	Parent Company 2005	2004	Consolidated 2005	2004
Service Tax – ISS			5,235	4,050
PIS and COFINS			4,213	2,756
Income tax and social contribution payable	4,583	581	27,231	4,493
	4,583	581	36,679	11,299

15. Provision for Contingencies

	Consolidated	
	2005	**2004**
Tax		
Service Tax — ISS (i)		1,013
Accrued severance pay — FGTS	940	744
Social Security Institute — INSS (ii)	3,912	209
	4,852	1,966
Labor		
Orbitall (iii)	7,020	7,020
Telemar (iv)	6,067	
Other claims (v)	10,914	1,556
	24,001	8,576
Civil	64	314
	28,917	10,856

The provision for contingencies reflect management's best estimates for the amounts deemed sufficient to cover probable losses from pending claims at the balance sheet date, based on the expert opinions of legal advisors. The Company and its subsidiary have judicial deposits to guarantee their rights to appeal in labor lawsuits (2005 – R$2,798; 2004 – R$1,277) and fiscal lawsuits (2005 – R$986).

(i) Contingency provision reversed as the risk no longer exists.

(ii) Provision to regulate contributions to SENAC and SEBRAE entities, in the payments made to INSS (National Institute of Social Security), accordingly to the FPAS (Pension and Social Assistance Fund) table.

(iii) As stipulated in the purchase and sale contract of Inovação's quotas signed by Orbitall and TNL Contax, Orbitall would remain fully liable for any labor claims whose dates precede the date of the acquisition of Inovação by TNL Contax (April 1, 2004). In 2004, TNL Contax recorded a provision for labor contingencies in the amount of R$7,020, as a contra-entry to the "Credits receivable – Orbitall".

(iv) As stipulated in the contract between Telemar Norte Leste S.A. and TNL Contax, any labor lawsuits that were originated due to the migration of labor contracts were to be Telemar Norte Leste S.A. responsibility. This value, demonstrated in the table above, was recorded as "Credit receivable".

(v) All labor contingencies that are TNL Contax's responsibility have been updated, to cover any probable losses.

The other provisions for contingencies basically refer to discussions of tax matters at judicial and administrative levels.

16. Stockholders' Equity

(a) Capital stock

On August 17, 2005, an Extraordinary General Meeting of Contax Participações approved the split of the total of its outstanding shares, resulting in the issue of 2,318,240 new shares (772,758 common shares and 1,545,482 preferred shares), which have been fully allocated to TNL to be distributed, according to the aforementioned Extraordinary General Meeting held on December, 29, 2004, to TNL's shareholders, in a ratio 1:1, thus satisfying the capital share reduction mentioned above (see details in Note 1).

So, Contax Participações' capital of R$223,873 is comprised of 382,121,717 shares, of which 127,373,917 are common shares and 254,747,800 are preferred shares. Common and preferred shares issued due to the split share will participate in the same conditions with the shares that originally comprised the Company's capital stock, in all benefits, including dividends and any other capital remuneration that could be approved. Additionally, according to the Annual General Meeting (held on April 29, 2005), preferred shares had the right to receive the dividends approved therein.

(b) Additional paid-in capital

In addition to the increase in capital, in November 2004 as mentioned above, there was also a subscription and payment of R$50,000 as a capital reserve, the appropriation of which is to be decided by a General Meeting.

(c) Legal reserve

Pursuant to Article 193 of Brazilian Corporate Law, Contax Participações is obliged to allocate 5% of its net income calculated for the year to a legal reserve, up to 20% of the Company's capital. This allocation is optional when the legal reserve and the capital reserves exceed 30% of capital stock. This reserve may be used to increase capital or offsetting losses, and may not be distributed as dividends.

(d) Statutory reserve

Pursuant to Article 194 of Brazilian Corporate Law and to Article 29 of Contax Participações' By-laws, the Company allocated an investment reserve to insure the realization of investments in the Company's interest, as well as to reinforce its working capital. The investment reserve is limited, together with all other profits reserves, to the amount of capital stock and will be set up with the Company's net income, after the constitution of the legal reserve (5%), mandatory minimum dividends (25%) and other profit retentions.

(e) Unrealized income reserve

As stipulated in Articles 197 and 202 of Law No. 10,303, dated October 31, 2001, Contax Participações allocated the difference between the minimum statutory dividends and net income to the unrealized income reserve, which amount when realized and if not offset by losses in future years, will be added to the first dividend declared after such realization. The calculation of the value of this reserve is presented below.

(f) Proposed dividends

In compliance with its by-laws, Contax Participações should distribute dividends for each year in an amount no less than 25% of adjusted net income, in compliance with Article 202 of Law No. 6,404/76. The Company may also distribute quarterly dividends, provided that the total amount of dividends paid does not exceed the value of its capital reserve.

The mandatory minimum dividends were calculated as follows:

	2005
Net income for the year	80,669
Appropriation of statutory reserve	(4,033)
Adjusted net income	76,636
Mandatory minimum dividends — 25%	19,159
Number of common shares outstanding (in thousand)	127,374
Number of common shares outstanding (in thousand)	254,748

The mandatory minimum dividends were calculated as follows:

Common shares have voting rights on corporate decisions, while preferred shares do not have these voting rights, although they are assigned priority for reimbursement should the Company be liquidated, with no premium, and on payment of the non-cumulative minimum dividends of: (i) 6% per annum (p.a.) on the amount resulting from dividing the paid-in capital stock by the number of shares issued by the Company; or (ii) 3% of the value of the stockholders' equity book value per share, whichever is greater, calculated as follows:

		2005
(i)	Capital	223,873
	X % preferred shares	66.66%
	X percentage of statutory dividends	6%
	Statutory minimum dividends	8,955
(ii)	Stockholders' equity	360,556
	X % preferred shares	66.66%
	X percentage of statutory dividends	3%
	Statutory minimum dividends	7,211

As shown in Note 16 (e), Contax Participações appropriated the difference between the minimum mandatory dividends and the proposed dividends to the unrealized income reserve, in the amount of R$5,727, which represents the Company's net income for the year after all appropriations to constitute the legal reserve (R$4,033) and the statutory reserve (R$57,477) (Note 16 (d)), as well as the proposed dividends (R$13,432). As detailed below, the amount of the proposed dividends is greater than the realized net income.

	2005
Net income for the year	80,669
Appropriation to legal reserve	(4,033)
Adjusted net income	76,636
Mandatory minimum dividends – 25%	19,159
Proposed dividends	(13,432)
Unrealized income reserve	5,727

	2005
Net income for the year	80,669
Equity accounting adjustments	(71,751)
Net income realized	8,918

Management is proposing at the Annual General Meeting to allocate R$57,477 to constitute the statutory reserve for investments and R$13,432 as proposed dividends, all related to the year ended December 31, 2005.

On April 29, 2005, the Annual General Meeting approved the distribution of R$1,359 as dividends as proposed in the year ended December 31, 2004, whose declaration acts and payment date were the subject of a Notice to the Shareholders on October 5, 2005. Dividends were paid as from October 27, 2005, updated since January 1, 2005, by the TR (Referential Rate).

17. Financial Instruments

The Company has evaluated its assets and liabilities relating to the market/realization values, through available information and evaluation methodologies established by management. However, the market data interpretation as well as the selection of evaluation methods require a reasonable judgment and estimate to produce the most adequate market value. Therefore, actual amounts may differ from the estimates. The use of different market hypothesis and/or methodologies for estimates approximates the estimated realization values.

(a) Cash and cash equivalents, accounts receivables, other assets and accounts payable

The recorded values approximate the market values.

(b) Investments

Consists, mainly, of an investment in a closely held corporation, recorded on the equity method.

(c) Credit risk

The credit risk associated with accounts receivable is not relevant, due to the financial size of the companies to which the Company provides services, in addition to the monitoring controls imposed on the client portfolio. Doubtful accounts are adequately covered by provisions for any possible future losses on their realization. Financial investments are performed with leading financial institutions, avoiding any liquidity risk.

As of December 31, 2005 and 2004, the Company had no transactions involving derivatives.

18. Related Parties

The main transactions between the Parent Company and its subsidiary, and between the latter and other related parties are summarized below:

	Telemar	Oi	TNL Contax	Brasil CAP	Brasil Veículos	Telemar Internet	TNL	2005 Total
Assets								
Accounts receivable	426			243	548			1,217
	426			243	548			1,217
Liabilities								
Suppliers	1,647	132						1,779
	1,647	132						1,779
Revenues								
Revenues from services rendered	616,590	103,713		2,955	4,904	5,743		733,905
Financial revenues (Note 5)			1,963					1,963
	616,590	103,713	1,963	2,955	4,904	5,743		735,868
Costs and expenses								
Costs of services rendered	(7,016)	(1,866)						(8,882)
Financial expenses (Note 5)							(1)	(1)
	(7,016)	(1,866)					(1)	(8,883)

	Telemar	Oi	TNL Contax	Pegasus	Brasil CAP	Brasil Veículos	TNL	2004 Total
Assets								
Accounts receivable	5,021	2,018			527	867		8,433
Loan with subsidiary			25,345					25,345
	5,021	2,018	25,345		527	867		33,778
Liabilities								
Suppliers	1,182							1,182
	1,182							1,182
Revenues								
Revenues from services rendered	380,450	72,718			2,361	3,980		459,509
	380,450	72,718			2,361	3,980		459,509
Costs and expenses								
Cost of services rendered	(4,028)			(472)				(4,500)
Financial revenues			1,176					1,176
Financial expenses (Note 5)							(9,663)	(9,663)
	(4,028)		1,176	(472)			(9,663)	(12,987)

The transactions with related parties are carried out at terms, rates and conditions similar to those for third parties. The loans are remunerated at a rate of 102% of the Interbank Deposit Certificate (IDC) and are classified under long-term assets, based on their expected settlement.

19. Insurance

The Company has a corporative program for risk management with the objective to minimise risks, obtaining in the market cover compatible with its size and operations. Management understands that the amounts of the policies to cover any possible future material damages and loss of revenues arising from such events (loss of profits) are sufficient to guarantee the integrity of its assets and full protection of the continuity of its operations.

At December 31, 2005, the Company had the following main insurance policies contracted with third parties:

Insurance lines	Amounts insured
Fire properties	45,000
Comprehensive general liability	5,000
Loss of income	45,000

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Contax Participações S.A.

1. We have audited the accompanying balance sheets of Contax Participações S.A. and the consolidated balance sheets of Contax Participações S.A. and its subsidiary as of December 31, 2005 and 2004, and the related statements of operations, of changes in stockholders' equity and of changes in financial position of Contax Participações S.A., as well as the related consolidated and reclassified combined statements of operations and of changes in financial position, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

3. As described in Note 11, at December 31, 2003, the subsidiary TNL Contax S.A. owned a real estate property in the city of Rio de Janeiro, with a carrying amount of R$53,586 thousand, which was classified in the balance sheet under long-term assets — assets held for sale, as management did not intend to use the property in the normal course of business. At that time, it was not possible for us to assess the adequacy of this amount because management did not present an assessment to determine the potential realization value of the property. Subsequently, also as explained in Note 11, on October 15, 2004, management obtained an appraisal report prepared by independent experts assessing the realizable value of the property at R$17,211 thousand. Accordingly, Contax Participações S.A. during the year ended December 31, 2004, management recorded a provision in the amount of R$36,375 thousand to adjust the carrying value of the property to its realizable value. Consequently, the reclassified combined results for the year ended December 31, 2004 are understated, by this amount. This property was sold in 2005 to Telemar Norte Leste S.A., a related company, at the net book value of R$17,211 thousand.

4. In our opinion, except for the effect of the accounting adjustment related to the provision to adjust the property for sale to its realizable value, as mentioned in the preceding paragraph for the year ended December 31, 2004, the financial statements audited by us present fairly, in all material respects, the financial position of Contax Participações S.A. and of Contax Participações S.A. and its subsidiary at December 31, 2005 and 2004, and the results of its operations, the changes in stockholders' equity and the changes in its financial position for the years then ended, as well as the consolidated and reclassified combined results of operations and of changes in financial position for the years then ended, in accordance with accounting practices adopted in Brazil.

5. As described in Note 2 to the financial statements, the reclassified combined balance sheet at December 31, 2004 and the related reclassified combined statements of operations and of changes in financial position for the year ended December 31, 2004 were prepared as if TNL Contax S.A. had been a subsidiary company of Contax Participações S.A. since January 1, 2004.

Rio de Janeiro, February 24, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 " F" RJ

Marcos D. Panassol
Accountant CRC 1SP155975/O-8 " S" RJ

CRÉDITOS

CREDITS

AGRADECIMENTOS

A administração da Contax agradece a seus acionistas, clientes e fornecedores o apoio e a confiança. E faz um agradecimento especial a seus colaboradores pela dedicação e esforço pessoal que tornaram possível o expressivo crescimento da Companhia em 2005.

ACKNOWLEDGMENT

Contax Management thanks its shareholders, clients and suppliers for the support and trust, and expresses special gratitude to its employees for their dedication and personal efforts that made possible the Company's significant growth in 2005.

Coordenação Geral

Coordination

Departamento de Relações com Investidores

Produção Editorial

Edition

Larissa Morais

Projeto Gráfico

Design Project

CorpGroup | Comunicação Corporativa

Impressão

Printer

Stilgraf

Tradução

Translation

MZ Consult

contax

Rua do Passeio, 56 – 16º andar

Centro – Rio de Janeiro – RJ – Brasil

Fone: 21 3131 0009

Fax: 21 3131 0294

www.contax.com.br